SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 31, 2008
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes         No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes         No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X

Enclosure: Press release
ANGLOGOLD ASHANTI – REPORT TO SOCIETY 2007

Report to
Society
07

Comprehensive web
document and CD-Rom
Scope of the report
AngloGold Ashanti Report to Society 2007
AngloGold Ashanti reports to a wide range of stakeholders and business partners including shareholders, employees, community members and many other interested parties in all of the countries and regions in which it operates. For this reason, our Annual Report comprises a number of documents, in different formats. Information on where to find the full suite of reports and how to use this one, the
Report to Society 2007, may be found on page 16.
The Report to Society should in itself be viewed as comprising three parts:
The primary format of the Report is a web-based report (1), which may be accessed at www.aga-reports.com, or is available on a
CD-ROM (2) on request.
This printed version of the report (3) is provided as a summary version and excludes most of the case studies, which may be
found on the website. Additional copies are available on request or the report may be downloaded as a pdf, in full or in part, from the website indicated above.
Country and operational reports (4) covering every operation within the group and providing a level of detail that is not possible in the group report. These are also available in a printed format on request or on the report website indicated above.
The group’s Annual Financial Statements (5) should be read as a complementary document and may be requested as a printed
document or accessed on the website at www.aga-reports.com.
The Report to Society has been prepared to reflect the operations of the AngloGold Ashanti group and its managed subsidiaries and joint ventures. Details of these may be found in the Corporate Profile on page 8. There have been no significant changes to the group other than those reported in the Economic performance section on page 54.
The report has been produced in accordance with the Global
Reporting Initiatives (GRI) G3 guidelines and in alignment with the principles of the International Council of Metals and Mining (ICMM) and
the UN Global Compact. AngloGold Ashanti is a member of both these organisations. An index providing page numbers and web links may be found on page 194 of this report.
Data measurement techniques are reported in the sections where data appears. Where there have been restatements, this has been
indicated. There has not been any significant divergence from the GRI indicator protocols.
This Report to Society is produced on an annual basis for the company’s financial year, that is 1 January 2007 to 31 December
2007. The previous Report to Society was published in March 2007, for the 2006 financial year. Unless otherwise stated $ refers to US dollars throughout this report.
PricewaterhouseCoopers (PwC) has been appointed to provide
independent assurance on key performance information reported, as described in the assurance report found on page 22. AngloGold Ashanti has declared an A+ level of reporting and will seek a further review by the GRI of this declaration following the publication of the report.
The person responsible for the collation of this report, who will assist with any queries, is Alan Fine, Public Affairs Manager, based at the group’s corporate head office in Johannesburg. His contact details are: +27 11 637 6000 or AFine@AngloGoldAshanti.com.
We welcome feedback on this report and its contents.
A feedback form is provided on page 217 of this report or at
www.aga-reports.com/07/feedback.htm.
Annual Financial
Statements
Report to Society Country Reports
07
1
2
3
4
5

Contents
The way we do business 2
Key sustainable development data 4
Milestones 2007 5
Letter from the CEO 6
Our operations and projects – a corporate profile 8
The process of producing gold – from exploration to the market 10
The issues we face 12
How we report 14
Using this report 16
Engaging with our stakeholders 17
Report of the independent non-financial assurers 22
Occupational safety and health
24
Case study:  A reinforced emphasis on safety –
AngloGold Ashanti engages on a number of fronts 44
Case study:  The seven pillars – a revised safety
strategy for the South African operations 48
Economic performance
54
Case study: Where does our gold go?
68
Ethics and governance
74
Employment
88
Case study:  Towards collective bargaining – the view of
104
the group, and a comparison between
South Africa and Ghana
Case study:  Women in mining
108
Regional health
114
Case study:  TB control at AngloGold Ashanti Health –
applying best practice 126
Community
130
Environment
156
Case study:  AngloGold Ashanti and climate change
186
Case study:  Establishing the company’s carbon
footprint in South America 192
Reporting in accordance with the Global Reporting Initiative
(GRI), ICMM Sustainable Development Framework and the
United Nations Global Impact
194
Glossary of terms and acronyms 211
Feedback form 217
Contact details and administration Back cover

The way we do business

AngloGold Ashanti Report to Society 2007
Mission:
We create value for:
Our shareholders
Our employees
Our business partners
through the safe and responsible exploring, mining and
marketing of our products.
Vision:
To be a leading, innovative mining company in respect of
safety, the environment, operating efficiency, financial
returns and the positive impact that we have on the
communities in which we operate.
AngloGold Ashanti’s mission, values and business principles were developed in consultation with employees and are reviewed as part of an ongoing process to ensure that they accurately reflect the group’s purpose and the way in which it does business. Accordingly, there have been some changes in the group’s mission, vision and values since the 2006 report. In line with the revision of the group’s strategy that is currently being undertaken, it is likely that there will be further refinements during
2008 as these statements will be reviewed in consultation with management and employees in a way which ensures that this process is inclusive.
Our primary focus is gold and we will pursue value-
creating opportunities in other minerals where we can
leverage our existing assets, skills and experience.

Values:
People are our business. We treat each other
with integrity, dignity and respect.
Safety is our number one value
We value diversity and are committed to ensuring
that the contribution of every individual is
recognised and rewarded
We take responsibility for our actions and deliver
on our commitments
We strive for continuous improvement and
excellence through innovation
We want communities and the societies in which
we operate to be better off for us having been
there
We will respect and protect the environment
Our business principles:
We live our values through our business principles
and these are applicable to all operations and
employees across the group. Our business
principles inform the way in which we go about
achieving our mission and vision, and the way in
which we live our values.
They are:
AngloGold Ashanti – a responsible and ethical
corporate citizen – page 76.
AngloGold Ashanti as an employer – safety and
health – page 26.
AngloGold Ashanti as an employer – our labour
practices – page 90.
AngloGold Ashanti and the environment –
page 158.
AngloGold Ashanti in the community – page 132.
These business principles will continue to evolve as
we continue to interact with our stakeholders, both
internal and external. On the pages that follow we
report on how we have performed in terms of
meeting our values and business principles.

Key sustainable development data

AngloGold Ashanti Report to Society 2007
Units
2005
2006
2007
Gold production
000oz
6,166
5,635
5,477
Average gold price received
$/oz
439
577
629
Total cash costs
$/oz
281
308
357
Distributions to employees
$ million
877
887
998
Taxation paid
$ million
82
210
239
Dividends declared
$ million
95
173
54
Total value-added
$ million
1,930
2,271
2,822
Capital expenditure
$ million
722
817
1,059
Exploration expenditure
$ million
79
103
167
Number of fatalities
25
37
34
Fatal injury frequency rate
Per million man hours
0.14
0.22
0.21
Lost time injury frequency rate
Per million man hours
6.77
7.70
8.24
Noise-induced hearing loss (New cases in SA only)
Per 1,000 employees
4
2
2
Number of employees and contractors
63,933
61,453
61,522
Ratio of employees to contractors
%
75
76
77
Separation from group
%
13.5
10
10.5
Percentage of unionised employees and employees
%
89
85.6
93
recognised by collective bargaining agreements
Women in group
%
6.2
8.6
Women on board
%
6
5.9
8.0
Women in senior and middle management in
South Africa
%
13.3
14.8
16.0
Training and development expenditure
$ million
Not reported
26.4
31.4
VCT uptake in South Africa (assuming single testing)
%
32
75
102
Participation in HIV wellness clinics in South Africa
3,254
3,354
4,610
Number of employees on ART in South Africa
1,267
1,467
2,061
Malaria lost time injury frequency rate at Obuasi, Ghana
Per 1,000 employees
Not reported
164
61
Percentage of operations ISO14001-certified
%
27
92
100
Total environmental liabilities
$ million
Data not comparable
482.4
445.8
Cyanide usage
kg/oz
4.3
4.4*
4.8
Fresh water usage
m
3
/oz
Data not comparable
9.2
9.5
Total energy usage
GJ/oz
Data not comparable
4.7
4.9
Total greenhouse gas emissions
CO
2
e/oz
Not reported
0.7
0.7
Corporate social investment expenditure
$ million (attributable)
8.1
7.7
7.7
New resettlements undertaken during the year
Not reported
1
1
* Restated

Economic
performance

Occupational
safety and
health
Employment
Regional
health
Environment
Community

Milestones 2007
Our malaria programme at Obuasi in Ghana has shown huge
dividends, with an estimated 74% decrease in malaria incidence in the region in just under two years. See the section on Regional
Health on page 114.
We reached a major milestone in 2007, by when all of our
operations were certified as being in compliance with the
ISO14001 environmental system standard. See the section on
the environment on page 156.
As part of our effort to remove the stigma from HIV/AIDS and to encourage employees to manage their health proactively, we
place a great deal of importance on Voluntary Counselling and
Testing (VCT). Assuming single testing, 102% of employees in
South Africa were tested during the year. See the section on
Regional Health on page 114.
Extensive training and development is undertaken at all levels, ranging from Adult Basic Education and Training (ABET) to skills development and training for career endings.
As at the end of December 2007, AngloGold Ashanti employed
61,522 people – 77% employees and 23% contractors at its
operations around the world. See the section on Employment
on page 89.
In 2007, Anglo American plc, sold down its stake in AngloGold
Ashanti to 17%. For the first time ever the company is truly held by a broad and diverse range of shareholders around the globe.
In 2007, AngloGold Ashanti produced 5.5 million ounces of gold from its 20 operations around the world. This amounts to an
estimated 7% of global production, making AngloGold Ashanti
the third largest producer in the world. See the section on
Economic Performance on page 54.
5.5Moz
of gold produced
83%
free float
61,522
people employed
$31.4
million spent on
training and
development
102%
VCT at the South
African operations
74%
decrease in malaria
at Obuasi in Ghana
100%
of operations
ISO14001 compliant
As part of our philosophy of leaving communities better off for our having been there, we develop local economic activity and apply corporate social investment (CSI) funding to sustainable, community-based projects. See the Community section on
page 130.
$8.05
million on CSI

Letter from the chief executive officer

AngloGold Ashanti Report to Society 2007
Those sentiments remain the same today. We will continue to build our platform for sustainable business based on the application of these principles. To further support our endeavours we have recognised that
“people are the business … our business is people”. By people,
I mean the 62,000 people who are employed at our operations in
10 countries around the world, and their families; the many thousands of people who directly and indirectly are shareholders in our company and rely on our wealth generation in planning for their future; and the many more thousands of people whom I would call our business partners - who in some way have an interest in our business, directly or indirectly. We, together, represent and are AngloGold Ashanti.
Our business partners – or, as many people would call them, our stakeholders – have a real and meaningful interest in whether or not we operate, whether we pay our taxes, and whether we act
responsibly and with care in their neighbourhoods. This is not a passive relationship, it is one in which we need to establish and maintain dialogue. We need to listen and hear the real concerns and aspirations of our partners. We need to speak the truth in a respectful and sensitive way; respectful of the culture and the different worlds in which we operate.
This report is an account of how well we are doing and where we need to develop and improve. In it, we seek to report openly on how we have performed during the year against the business principles that we have established, the values that we want to live up to and the material challenges we face.
In the six months that I have been with the company I have visited more than three quarters of our mines around the world and have engaged in some of the conversations that we have held at and around our operations. Many of these have been about the
performance of our assets, about how we can extract value out of the resources that we have in the ground. Most importantly, more of these conversations have been about, and with, our own employees and employee representatives, with government and community leaders, and with other business partners. In all of these encounters our approach is simple: if we do not understand the problem, then we ask the people who are living with it. This captures our approach on a wide range of issues, from safety and health where we are engaging on a number of fronts to achieve a major breakthrough in performance, to artisanal and small-scale mining, where we need to find a form of cohabitation with people for whom such mining is their subsistence livelihood. Our relationship with our business partners will ultimately define our success and the sustainability of our business model.
Reporting format
The report covers the major issues that we face in the life cycle of our operations, from exploration to hand-over back to the community (see page 10). It also shows clearly those that are most material to the company (page 12). In each area of reporting, we present a view of how we have fared against the objectives we set out in a scorecard in the previous report, how the issue is managed at a corporate and operational level, as well as the performance for the year under review and our objectives for the next year.
This report has been produced in accordance with the Global
Reporting Initiative’s (GRI) G3 guidelines. As in prior years, the report has been independently assured by external auditors
PricewaterhouseCoopers. But this year we have involved our own group internal audit to a greater degree, to ensure that we establish the necessary capacity for assurance within our own organisation so that
In his letter in the 2006 Report to Society, my
predecessor, Bobby Godsell, wrote that at the
heart of this company is the idea of being a
good steward: that is, to take the resources
we have been entrusted to manage and use
them to create value – for our owners, our
employees and the national economies and
communities in which we operate.

the checks and balances are in place all year around, and not just once a year. It is our responsibility to ensure we manage every day of every year in the life cycle of our operations.
We have declared an A+ level of reporting, having covered all of the issues required for this level, and having had the appropriate degree of third party assurance. A schedule of our reporting against the GRI aspects may be found on page 194 of this report. In addition, we have reported on our compliance with the principles of the International Council of Mining and Metals (ICMM), the UN Global Compact, the Voluntary
Principles and the Extractive Industries Transparency Initiative (EITI), all of which are voluntary bodies to which we are affiliated or of which we are formal supporters.
This report cannot be a comprehensive account of all of our issues and performance at all of our operations and should be read in conjunction with our web-based report (which provides additional case studies from our operations and projects around the world) and the country and operational reports (which provide a more detailed account of performance), also available on our website. This year, for the first time, we have produced reports on our activities in Colombia and the DRC where we are engaged in reconnaissance exploration.
The issues we face
There has been significant progress at an operational level against the objectives we have set and, as you would expect, there have been many challenges. My recommendations to the reader on specific areas of focus or change in this report are:
Our reporting on occupational safety and health, and in particular the reinforcement of the emphasis on safety at our South African operations. This is a very personal issue for me and has been the most important issue in the year under review. See the case studies on pages 44 and 48.
Our reporting on payments to government, in line with the requirements of the EITI on page 60.
Our approach to collective bargaining, in this case reporting a comparison between the structures and processes in place in South Africa and Ghana, but which are applicable to all other jurisdictions in which we do business. See the case study on page 104.
The progress we have made, and the challenges we have faced, in recruiting and retaining women in mining, particularly in South Africa where this is a requirement of the Mineral and Petroleum Resources
Development Act (MPRDA). See the case study on page 108.
The progress made in encouraging Voluntary Counselling and Testing (VCT) for HIV at our South African
operations where, assuming single testing, 102% of the South African workforce was tested in 2007.
See page 120.
The 74% decrease in the malaria incidence rate at Obuasi in Ghana. See the case study on our website at www.aga-reports.com/07/malaria-Obuasi.htm.
The way in which we are grappling with the issue of artisanal and small-scale mining at our operations in Guinea, Ghana, Tanzania and, to a lesser extent, in Mali. See page 139.
The way in which we as a group are approaching climate change and, in particular the baseline studies to establish the carbon footprint of our operations in South America. See case studies on pages 186 and 192. For the first time this year, we report on our greenhouse gas (GHG) emissions.
We welcome your feedback on this report and have provided a feedback form on page 217, or on the website at www.aga-reports.com/07/feedback.htm, or simply email your comments to
AFine@AngloGoldAshanti.com.
Mark Cutifani
CEO
10 March 2008

Our operations and projects – a corporate profile

AngloGold Ashanti Report to Society 2007
AngloGold Ashanti is a leading global producer of gold and uranium and has a varied portfolio of surface, open-pit and underground operations (20 in total) in 10 countries (Argentina,
Australia, Brazil, Ghana, the Republic of Guinea, Mali, Namibia, South Africa, Tanzania and
the USA). The group’s corporate office is located in Johannesburg, South Africa.
Together with its extensive greenfields and brownfields exploration portfolio the company has a presence on every continent.
Americas
USA:
Production in 2007:
282,000 ounces
(5% of attributable group production)
Number of employees (including
contractors):
405
Operations:
One, CC&V Gold Mine
(100% economic interest)
Capital expenditure (attributable)
in 2007:
$23 million
Argentina:
Production in 2007:
204,000 ounces
(4% of attributable group production)
Number of employees (including
contractors):
1,017
Operations:
One mine, Cerro Vanguardia
(92.5% economic interest)
Capital expenditure (attributable)
in 2007:
$18 million
Brazil:
Production in 2007:
408,000 ounces
(7% of attributable group production)
Number of employees (including
contractors):
4,352
Operations:
Two mines, Serra Grande
Mine (50%) and AngloGold Ashanti Brasil
Mineraç~
ao (100%) complex, comprising
the Cuiabá, Córrego do Sítio and
Lamego project
Capital expenditure (attributable)
in 2007:
$129 million

Africa
Australia
Corporate office:
Number of employees:
486
Ghana:
Production in 2007:
527,000 ounces
(10% of attributable group production)
Number of employees (including
contractors):
7,549
Operations:
Two mines: Obuasi (100%)
and Iduapriem (100% since 1 September)
Capital expenditure in 2007:
$117 million
South Africa:
Production in 2007:
2,329,000 ounces
(42% of attributable group production)
Number of employees (including
contractors):
36,976
Operations:
Seven mines (Mponeng,
TauTona, Savuka, Tau Lekoa, Great
Noligwa, Kopanang, Moab Khotsong)
Capital expenditure in 2007:
$361 million
Guinea:
Production in 2007:
280,000 ounces
(5% of attributable group production)
Number of employees (including
contractors):
2,917
Operations:
One mine, Siguiri (85%)
Capital expenditure in 2007:
$18 million
Tanzania:
Production in 2007:
327,000 ounces
(6% of attributable group production)
Number of employees (including
contractors):
3,226
Operations:
One mine, Geita (100%)
Capital expenditure in 2007:
$27 million
Australia:
Production in 2007:
600,000 ounces
(11% of group production)
Number of employees (including
contractors):
781
Operations:
One mine in production at
Sunrise Dam (100%) and two projects,
Boddington (40%) and Tropicana (70%)
Capital expenditure in 2007:
$30 million
Namibia:
Production in 2007:
80,000 ounces
(1.5% of group production)
Number of employees (including
contractors):
409
Operations:
One mine, Navachab
(100%)
Capital expenditure in 2007:
$6 million
Mali:
Production in 2007:
441,000 ounces
(8% of group production)
Number of employees (including
contractors):
4,118
Operations:
Three mines, Morila (40%)
and the Sadiola (38%) and Yatela (40%)
complex
Capital expenditure in 2007:
$8.5 million

The process of producing gold
– from exploration to the market

AngloGold Ashanti Report to Society 2007
1. Finding the orebody
Identifying targets and undertaking
exploration.
2. Creating access to the
orebody
Two types of mining take place:
underground mining – a vertical or
decline shaft is sunk deep into the
ground; and open-pit mining – where the
top layers of topsoil or rock are removed
to uncover the gold-bearing ore.
3. Removing the ore
In underground mining, holes are drilled,
filled with explosives and then blasted;
stopes are cleaned and ore is then
transported and hoisted to surface. In
open-pit mining, drilling and blasting may
be necessary to release the gold-bearing
rock while excavators load the material
onto the ore transport system.
4. Transporting broken
material to plants for
treatment
Underground ore is transported by
means of vertical and/or horizontal
transport systems, while open-pit
mines transport ore in vehicles
capable of hauling large, heavy loads.
We understand that our group has an impact – or the potential to have an impact – throughout the life cycle of our operations. The process of producing gold is described below.

Services

Services
Mining activities require extensive
services, both on the surface and
underground, including:
mining engineering;
mine planning;
ventilation;
provision of consumable
resources;
geology and exploration;
engineering;
financial, administration services;
human resources; and
environmental/sustainable
development.
5. Processing
Comminution (the process of breaking
up ore) occurs in multi-stage crushing
and milling circuits, or large mills fed
directly with run-of-mine material. For
refractory ores (gold locked within
sulphide mineral and not readily available
for recovery by the cyanidation process)
sulphide material is separated using
flotation. Sulphide concentrate is
oxidised by roasting or bacterial
oxidation, to liberate gold. Ore is agitated
in an alkaline cyanide leach solution,
followed by adsorption of the gold
cyanide complex onto activated carbon-
in-pulp (CIP). In the heap-leach process,
run-of-mine ore is crushed and heaped
on a leach pad, low strength alkaline
cyanide solution is applied to the top,
and the dissolved gold-bearing solution
is collected from the base of the heap
and transferred to carbon-in-solution
(CIS) columns where the gold cyanide
complex is adsorbed onto activated
carbon. Gold is recovered by re-
dissolving gold, followed by precipitation
in electro-winning cells and smelting of
precipitate into doré bars.
6. Refining
Doré bars are transported to a refinery
for further refining, to as close to pure
gold as possible.
7. Mine-site closure
rehabilitation
Concurrently with mining and once
mining has been completed, operations
are ‘closed’ and rehabilitation activities
return the land to a productive state.
(Rehabilitation is the process of
reclaiming mined land to the condition
that existed prior to mining or to a pre-
determined post-mining use.) Planning
for this process is undertaken during
the life of mine.

AngloGold Ashanti Report to Society 2007
Reducing accidents at work and eliminating all fatal accidents. See pages 44 and 48 on our safety  strategy. Since falls of ground account for 63% of our fatal accidents, this is an important area of work. See the case studies on the gold mining industry project into seismicity and rockbursts (www.aga-reports.com/07/seismic-study.htm), a review of our falls of ground management strategy (www.aga-reports.com/07/FOGM.htm) and our efforts to separate people and risk (www.aga-reports.com/07/emp-at-risk.htm).
Respect for human rights. In line with our business principles and as a signatory to the Voluntary Principles and Human Rights a range of policies and practices is being implemented within the group, along with the safeguards to ensure that these are adhered to. See the Community section on page 146.
Reducing the impact of HIV/AIDS and malaria. In regions where there are significant regional health threats to the company and the community as a whole, we address these in an integrated and proactive manner. Examples are our HIV/AIDS programmes, particularly in southern Africa where the pandemic is at its peak, and malaria in West Africa. See the section on Regional Health on page 114.
Maintaining and implementing comprehensive health
management programmes at all operations. Key areas
of concern are the potential for noise-induced hearing
loss, occupational lung disease and TB in South Africa
(where the disease is classified as an occupational
illness). See the case study on TB control at AngloGold
Ashanti Health – applying best practice on page 126.
Delivering sustainable benefits to our communities. We
understand
that a mining project has a defined window of opportunity to deliver to our host communities benefits that are socially and economically beneficial and sustainable and we endeavour to do this, and to minimise any negative impacts in the process. See the Community section on page 130.
▼
▼
▼
The issues we face
▼
1
2
3
4
▼
5

Transparency in relations with government. We
recognise that our social compact should be with the people of the regions in which we operate and not just with the government, and are committed to transparency in our reporting on these relations. Challenges that we have to face include relations with security forces where this is necessary to protect our people and assets, and reporting in those countries in which regulation and practice mitigate against such reporting. We report on payments to government on page 60.
Diversity in operations and people. As we have diversified our asset base, so we are endeavouring to ensure that our employees and our leadership reflect the demographics of the countries and regions in which we operate. Issues that we are addressing here are women in mining, the promotion of historically disadvantaged South Africans, localisation programmes in Tanzania, Mali, Guinea and Ghana, and dealing with indigenous peoples’ rights, particularly in Australia. See the Employment section on page 88 and the case study on women in mining on page 108.
Reducing our carbon footprint. In line with our
commitment to minimising our environmental impact and to effectively managing the efficient use of our resources, we have undertaken to reduce our energy consumption by 15% in the short- to medium-term, and to reduce our carbon emissions by 30% in the longer term. See the case studies on page 186 and page 192.
Lifelong training. We recognise that, just as employees have an obligation to perform in terms of their employment contracts, so we as a group have an obligation to assist them in developing to their full potential. Skills development as well as lifelong training and development is important, not only while employees are with the company, but also after their terms of employment.
Dealing with artisanal and small-scale mining (ASM). In some of the countries  in which we operate our operations bring us into conflict with artisanal and small-scale miners. As a group we recognise the rights of these miners and, in line with the applicable legislation, we seek to develop ways in which we can cohabit the areas in which we operate with mutual respect for each other’s rights. See the discussion on page 139.
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7
8
9
10

How we report

AngloGold Ashanti Report to Society 2007
Although our Report to Society is an annual publication, we
consider and define the report content during the year under review.
Because of the scale of the company and the range of operations, circumstances and issues that we face, we cannot report on every issue. Using the Global Reporting Initiative’s guidance for assessing the materiality of the issues we face we have taken a conscious decision to report on those issues that:
Are important and meaningful to us as a company, both from an operational and risk point of view;
Are important and meaningful to our stakeholders and business partners as a consequence of their having identified them as such;
Take into account basic expectations expressed in international standards and agreements with which we are expected to comply;
Are topical in the broader public debate (such as climate change and biodiversity);
Reflect our support for and are in accordance with the voluntary guidelines and principles to which we subscribe; and
Ensure that we are transparent in our reporting, and provide a complete picture within the sustainability context of our business.
Stakeholder inclusiveness
We have canvassed our stakeholders and business partners in respect of our reporting format. Through this process it became clear that:
Readers wanted a report that was user-friendly and easily
accessible, and was not too long.
Readers in specific regions wanted to access information peculiar to specific countries and operations that were relevant to them, and within their preferred language.
Readers often had a clear area of interest and wanted to be able to access information on specific issues only.
Geita, Tanzania

To address these needs we have developed a suite of reports (See page 16 on Using this report).
Sustainability context
We understand as a group that we are guests in the countries and communities in which our operations are located and in which we undertake exploration. We recognise that the value-creation
opportunity that our company faces, is one that should benefit not only our shareholders and employees, but also our stakeholders and business partners. In short, it is our responsibility to act with integrity and care in all that we do, so that communities may be better off for our having been there and that any negative impacts of the mining and development process have been mitigated by socio-economic
advancement in the best interests of, and with the consent of the relevant communities.
In determining the boundaries for our report, we have reported on those operations where we hold a majority stake or which we manage.
Reporting against our values
AngloGold Ashanti is a values-driven organisation and our values and business principles underpin everything that we do. This applies equally to our approach to sustainable development. Thus, our business principles guide our relations with all those who have an interest in our business. We report and measure our performance against our values and business principles and report our progress and the challenges we face in this report.
Information gathering and deciding what to report
We take both a bottom up and top down approach.
In terms of the former approach, we ask each of our operations to complete questionnaires on each of the areas that we review, and to provide suggestions for case studies. The questionnaires are based on the GRI indicators. Site visits were undertaken to a number of the operations by the report writers during the year.
In terms of the latter approach, a Report to Society Committee compiles the primary areas of risk and interest, and suggests broad themes for case studies. This committee is made up of the discipline heads for Environment, Safety, Health, Community, Compliance and
Public Affairs, with representatives also from Finance, Risk
Management and Human Resources. The committee takes due
cognisance of issues that arise at an operational level and in the public domain, and through its association with voluntary bodies, in addition to the bi-annual risk identification and management processes that take place within the group.
Reports submitted to Exco (such as incident reporting, accident reporting), and to the board’s Safety, Health and Sustainable
Development sub-committee, are also reviewed and considered for reporting.
The report is finally reviewed and approved by the heads of
disciplines, the company’s Exco, the heads of operations, the company’s Disclosure Committee and an appointed representative of the Safety, Health and Sustainable Development Committee of the
Board. The Economic Performance section is also reviewed by the
Group’s Audit Committee.
In compiling this report it is our intention to provide a clear picture of our vision, values and business principles, and how we have
performed when measured against these. We aim to provide a
balanced overview of the company and the sustainability issues and challenges that we face, from exploration to mine and closure, in all of the regions in which we operate.
As in prior years we have sought external assurance to ensure accuracy, balance and completeness of the report. We have also, during 2007, valued the further assistance provided by the group’s internal audit discipline.

This report itself is in three parts:
The primary report (which is also available as a printed document).
This report has been assured by external auditors, PwC.
The online case studies, which provide discussions on key issues that the company has faced during the year, and examples of how these were dealt with on the ground.
The country and operational reports that have been developed as follows: Australia, Brazil, Argentina, South Africa (West Wits and
Vaal River), Namibia, Tanzania, Ghana (Obuasi and Iduapriem),
Guinea, Mali (Morila and Sadiola/Yatela).
In the main body of the report we have a letter from our CEO, Mark
Cutifani, to all stakeholders, and have provided a picture of the organisation that demonstrates the life cycle of our operations (from exploration to closure), where we operate, and the issues that are most material to us.
In this report we provide an account of our performance during the year in seven key areas of our business, namely:
occupational health and safety;
economic performance;
ethics and governance;
employment;
regional health;
environment; and
community.
In each section, we look at:
The key issues during the year.
The company’s value and business principle in respect of this section.
Our scorecard, reporting our performance against the objectives we set in the previous year and the next steps to be taken in meeting these objectives (if they were not met).
Review of 2007, under three main headings: an introduction; how the issue is managed; and performance for the year.
Case studies: Six case studies, dealing with some of the most significant issues, have been produced in the main report.
Summaries and the specific url of each case study that is available on the website may be found towards the end of each section.
Objectives for 2008.
A feedback form, the glossary of terms and a detailed schedule indicating our compliance with the GRI guidelines and the principles of the ICMM and the UN Global Compact are also provided.
Using this report
16
AngloGold Ashanti Report to Society 2007
The primary format for the Report to Society is the online report, although a printed version is available on request.
Our annual report comprises two parts – the Report to Society
(this report) and the Annual Financial Statements. These may be found online at www.aga-reports.com

Engaging with our stakeholders
AngloGold Ashanti recognises that, as the company
conducts its business, so it has an impact – real or
potential – on a wide range of stakeholders and
business partners.
We have identified the following broad groups of stakeholders at corporate, operational and community level:
employees
unions and other employee representation forums
employees' families and dependents
communities surrounding our operations or from which the company draws its employees suppliers and contractors
local, regional and national governments
customers
non-governmental and community-based organisations
academic institutions
regulatory authorities
professional organisations
shareholders
peer companies
and many others.
A comprehensive, but not exhaustive, list of these stakeholders may be found on our website at
www.aga-reports.com/07/stakeholders.htm.
Our engagement with our stakeholders varies in frequency and may depend on specific matters at hand.
The nature of this engagement may be formal, informal or both. It is our preference to engage proactively with stakeholders on a regular basis, and to jointly identify and deal with issues of concern as well as to pre-empt and address potential areas of conflict. On the pages that follow we provide some insight into the range of stakeholder interaction in which we engaged in 2007.
Obuasi, Ghana

AngloGold Ashanti Report to Society 2007
Engaging with our stakeholders continued
Cultural sensitisation amongst employees
and communities
At Sunrise Dam in Australia, cross-cultural training is
undertaken for new employees and contractors as part
of our induction process. The course aims to
demonstrate the link between Aboriginal culture and
the local environment, and to explore and demystify the
differences between Western and Aboriginal cultures.
The historical and cultural information presented
highlights the many complexities and challenges faced
by Australian indigenous communities and the
corresponding challenges faced by non-indigenous
people to develop a mutual understanding and a
climate of respect.
Developing a safety culture with employees
We recognise that the achievement of our safety
objectives requires the commitment of all levels of the
company. A safety culture survey undertaken among
employees at Sunrise Dam in 2007 helped us to understand
how we can achieve this. See case study at www.aga-
reports.com/07/survey-SDGM.com.
Baseline studies at Tropicana
In recognition of the need to understand, in advance of mining, the environmental and cultural heritage of the regions in which we operate ,
AngloGold Ashanti and its joint venture partner at Tropicana,
Independence Group NL, undertook extensive baseline biodiversity and heritage protection studies in the project area in 2007. Working initially from relevant state and federal government information, the field studies were aimed at identifying any threatened species and significant heritage sites in or adjacent to planned mining areas. Local indigenous communities (the NEIB, Tjuntjuntjarra, Coonana and Nullabour people)
were consulted to ensure that any known ethnographic sites within the proposed communities were identified; although no ethnographic sites were recorded, a number of archaeological sites were identified. Other bodies that were consulted and involved in the studies at Tropicana were the local councils of Kalgoorlie-Boulder, Menzies and Laverton and the Department of Industry and Resource, as well as the Department of
Environment and Conservation, both of Western Australia. See case studies at www.aga-reports.com/07/Tropicana.htm.
Australia
Working with government
Sunrise Dam has registered with the Greenhouse
Challenge Plus (Commonwealth Energy Efficiency
Opportunity Programme) as part of the company’s
overall commitment to improving its carbon footprint,
and in line with its obligation to meet the Australian
Government’s targets in respect of the Kyoto protocol.
See page 178 for further information.

Engagement with local communities
CC&V is an active member of the Southern Teller County Focus Group and actively participates in this organisation’s programmes to ensure historic preservation of the area and local economic development
(including tourism potential). Through this entity and other direct interaction, the mine endeavours to brief the local communities on plans at its operations and how this may have an impact on the area, and to deal with issues that may arise.
Dealing with artisanal miners
In Colombia, contracts and collaborative
agreements have been entered into with
the communities and mining
organisations present in all the areas
where artisanal mining activity has been
encountered. Our policy, Good Friends
and Neighbours, allows for the
establishment of contracts and
collaborative agreements, in the
interests of promoting legalised and
commercial mining activity. At the heart
of the programme is the allocation of
ground to artisanal and small-scale
miners, giving them legal mining title
over the property. In return for this, the
miners have to register in terms of the
local mining regulatory framework and
comply with some basic health and
safety and environmental requirements.
See discussion on artisanal and small-
scale mining on page 139.
Local economic development for community
In Puerto San Julián, near the Cerro Vanguardia mine, AngloGold Ashanti was closely involved with the establishment of a local development agency in 2004. As farming has tailed off in the area (owing to large tracts of land being affected by ash fall-out from the Mount Hudson in Chile in the early 1990s), so the town has become reliant on Cerro Vanguardia for employment and economic support. The agency, under the direction of the University of Patagonia, is identifying and assessing the feasibility of various socio-economic development projects in the region and is drawing up a development plan to be implemented from 2007 to 2020. The development agency’s aim is to ensure that there are alternative livelihood options available to this community both concurrent with, and post-mining activity in the region. The agency also works closely with local community representatives and the local municipality. See the Report to Society 2006
(www.aga-reports.com/06/partnerships-CVSA.htm).
Americas
Environmental centre well
used by community
The Harry Oppenheimer Environ-
mental Centre in the town of
Nova Lima in Brazil provides a
unique environmental education
and recreational facility, while at
the same time preserving a
valuable part of the Atlantic
Forest Reserve in what is
essentially an urban area. In
addition to the ecological
vale of the centre (See case
study at www.aga-reports.com/07/
biodiversity-Brazil.htm), the centre is
visited by more than 10,000
community members per annum,
with about 3,000 students having
taken part in the environmental
awareness programme.
UN Millennium Development Goals –
community/employees
In support of a national and business coalition initiative in Brazil to promote the United Nations Millennium Development Goals, AngloGold Ashanti
Brasil Mineraç~ao developed an outreach programme to involve the children and young people in the communities surrounding its operations in Nova Lima, Sabará, Santa Barbara and Raposos. The campaign has been run by the company’s long-established employee volunteer programme, the Holding Hands initiative. Volunteers visited schools in these cities and towns, creating awareness of the MDG objectives, stimulating interest and telling learners how they can participate on an individual level. In total, 21 company employee volunteers spoke to more than 1,650 students over a period of 15 days. A competition to create interest and awareness in the MDGs was initiated. See case study at
www.aga-reports.com/07/millennium-goals.htm.
Good Neighbourhood Programme in Brazil – community
A comprehensive programme for interaction with local communities is in place at the Brazilian operations. Quarterly meetings are held with communities in Sabará, Nova Lima, Raposos and Santa Barbara. Key
issues dealt with during the year included:
Sabara – the impact of the Cuiabá expansion programme and, in particular the quality and quantity of local water supply;
Santa Barbara – issues relating to water; and
Nova Lima – concerns about the company’s real estate project and the impact of this on the region.
In addition, the company runs a 24-hour toll-free hotline on which community members can log complaints. During the year, 57 complaints were received, 40% of which were related to dust during the dry season.
Upgrading skills in local communities
2007 saw the implementation of a plan by four mining companies and a service supplier company operating in Santa Cruz Province (Cerro
Vanguardia, Sandvik, Minera Santa Cruz, Manatial Espejo and Mina
Martha) to train local unskilled employees. The programme, undertaken in conjunction with the University of Patagonia (UNPA), has already seen
151 employees go through training, with 56 of them from Cerro
Vanguardia. See case study at www.aga-reports.com/07/fast-track-
argentina.htm.
Golden Wives – involving employees’ families
At the Brazilian operations, the families of employees have become involved in safety and health initiatives at the company through the Golden
Wives programme. The partners of employees attend regular briefings and annual visits to the operations and, in addition to developing an understanding of the potential hazards at work that their partners face (and therefore assisting in supporting them), the wives are also encouraged to take the safety programme to their own communities and schools.

AngloGold Ashanti Report to Society 2007
Engaging with our stakeholders continued
Endowment project with
stakeholders
AngloGold Ashanti is actively
involved in the ICMM initiated
Resource Endowment Project in
Tanzania. As part of this
process, a multi-stakeholder
workshop was hosted jointly by
Government of Tanzania and
ICMM in Dar Es Salaam during
December. This provided a
platform for engagement with
various stakeholders to improve
communication and their
involvement in the mining
industry.
IDAP with community
at Sadiola/Yatela
As part of its Integrated
Development Action
Planning (IDAP) process,
the Sadiola and Yatela
stakeholders met in
December 2007. 150
participants from all levels
of civil society, NGOs, the
media and the IFC focused
on mine closure, water
security and the epide-
miological study. Recom-
mendations for further
deliberation included:
The tarring of the
Kayes-Kenieba national
road.
Support and develop-
ment of socio-medical
structures and medical
equipment.
Active participation of
women’s associations
in IDAP workshops.
Meeting the deadline for
feedback on the
findings of the
epidemiological study.
Creating a mechanism
for ownership of actions
undertaken by the
target population in
relation to the IDAP.
Supporting the Mayor
and Sous-Préfet in
fighting insecurity.
Looking for an
independent water
source to supply
Sadiola and
Farabakouta.
Taking appropriate
actions to fight
HIV/AIDS.
Engaging with NGOs- WACAM in Ghana
The establishment of a Joint Investigative Group (JIG) between AngloGold
Ashanti and WACAM (the Wassa Association of Communities Affected by
Mining), in respect of legacy and current issues of concern at Obuasi, has been significant. An inaugural meeting between the two parties was held on
21 August 2007, the culmination of a 16-month process of meetings and interactions with this Ghanaian-based NGO. The JIG comprises six representatives, three each from AngloGold Ashanti and WACAM. The JIG has agreed on future focus areas of human rights, environmental issues, and issues relating to land and post-mining rehabilitation. As a first step, the group embarked on a fact-finding mission, visiting a number of Obuasi communities in September 2007. A formal memorandum of understanding, setting out the group’s terms of reference and programme for the forthcoming year, is being prepared in early 2008.
At Iduapriem, the company has engaged with WACAM, the Food First
Information and Action Network (FIAN) and Oxfam America in respect of concerns raised by these organisations regarding food security, resettlement, alleged human rights abuse and environmental rehabilitation. The mine hosted a visit by Oxfam America and WACAM to Iduapriem in December 2007. This
engagement has proved valuable and is in addition to the extensive community and stakeholder forums that have been set up at Iduapriem (see case study at www.aga-reports/07/community-Iduapriem.htm).
Africa
Community malaria
programmes
Malaria remains one of the most
significant threats to community
health in West Africa, particularly
to pregnant women and children.
AngloGold Ashanti’s malaria
management programme at
Obuasi (see case study www.aga-
r e p o r t s . c o m / 0 7 / m a l a r i a -
Obuasi.htm) has been very
successful, delivering a 75%
reduction in malaria rates since the
programme began two years ago.
Now, the lessons being learnt at
this programme are being rolled
out to Siguiri, Iduapriem (in
conjunction with other mining
companies through the Chamber
of Mines) and in Tanzania (in
collaboration with the government-
based initiative).
Emergency response for employees and
community
In 2007, the company contracted an external company, ISOS
international, to supply emergency response services to the
mine and to the local community. Previously no such service
was available in the remote region of Karibib, which is where the Navachab mine is located.
Dealing with artisanal
and small-scale mining
AngloGold Ashanti has
contracted PACT Congo, a
developmental NGO and
consultancy, to assist in the
identification and imple-
mentation of appropriate
strategies to create an
initial co-existence between
the company and the
artisanal miners on the
company’s concession in
the Ituri region. An ASM
working group has been set
up and a pilot project, to
improve ASM extraction and
treatment techniques, is
planned for 2008.
Developing alternative livelihoods for the
community
The Iduapriem community in Ghana is one that has become
dependent on, and has been affected by, mining. The group has developed the Hand-in-Hand programme to address a
sustainable way forward in ensuring that the community
develops, among other things, alternative livelihood (see the case study at www.aga-reports.com/07/iduapriem-community.htm).

Water project in Lesotho
As part of the group’s commitment to supporting
development in communities where the families of its
workers live, AngloGold Ashanti’s CSI Fund has been
sponsoring the Lesotho Water Project, which has been run
by Teba Development since 2001. This programme,
established in partnership with Mngcunube Development,
with the express purpose of repairing and maintaining
boreholes in the villages in the Mafeteng District, was joined by other funders as the process progressed. Continued
success and sustainability are evident. See www.aga-
reports.com/07/Lesotho-water.htm.
Local economic development within communities and
labour-sending areas
As part of the group’s commitment to the Social and Labour Plans that have been developed (and accepted by the Department of Minerals and
Energy), in compliance with the South African mining charter, a number of social investment and local economic development projects are undertaken each year in the areas around our operations and in the regions from which the company draws its employees. An account of the social investment projects in 2007 may be found at www.aga-
reports.com/07/CSI-SA.htm and a full report on the company’s compliance with the mining charter may be found at www.aga-reports.com/07/Mining-
Charter.htm.
Dealing with interested and affected
parties on the Wonderfontein Spruit
AngloGold continues to engage with a number
of parties in respect of the Wonderfontein
Spruit, which is located to the north of the
company’s operations at Carletonville. Included
in the stakeholder forums are government
representatives, regulators (such as the
National Nuclear Regulator) and various NGOs.
See the case study at www.aga-
reports.com/07/wonderfontein-spruit.htm.
Negotiating with employees
In 2007, issues relating to wages and conditions of
employment were once again negotiated with the major
unions in South Africa: the National Union of
Mineworkers, the United Associations of South Africa,
and the South African Equity Workers’ Association,
which represent about 87% of all employees. The
agreements reached are applicable to around 97% of
employees in the region. See case study on page 104.
Southern Africa
Former mineworkers project
As part of the group’s commitment to addressing the legacy of silicosis in the industry, AngloGold Ashanti and other mining companies (through the
Chamber of Mines) have engaged with the Department of Health and the
National Union of Mineworkers (NUM) and other statutory bodies to:
assist in identifying those former industry employees with silicosis;
help them in accessing treatment and compensation in terms of existing channels; and
improve the workings of the current process provided by the state.
At the same time the companies have committed to corporate social investment expenditure and local economic development in the areas in which those affected employee reside. See case studies at www.aga-
reports.com/07/Nongoma.htm and www.aga-reports.com/07/Nongoma-
social.htm.

To the Board of Directors and Management of AngloGold Ashanti Limited
Introduction
We have been engaged by AngloGold Ashanti Limited to conduct an assurance engagement on selected subject matter reported in AngloGold
Ashanti’s Report to Society 2007, for the purposes of expressing a statement of independent assurance, for the year ended 31 December 2007. This assurance report is made solely to AngloGold Ashanti in accordance with the terms of our engagement.
The following subject matter reported in the Report to Society was selected for an expression of reasonable assurance:
Report of the independent assurers
Economic performance:
Group value added statement
Payments to government in terms of the
Extractive Industries Transparency
Initiative (EITI) Principles
Ethics and governance:
Significant legal issues in 2007
Voluntary compliance
Political donations
Safety and health:
Total number of fatalities
Lost time injury frequency rate (LTIFR) and
fatal Injury frequency rate (FIFR)
Total number of new compensable noise
induced hearing loss (NIHL) cases
Total number of new occupational lung
disease (OLD) cases
Total number of new silicosis cases
Total number of new tuberculosis (TB)
cases
Total number of medical surveillance
examinations
Total number of shifts lost due to injuries
on duty
OSHAS 18001 certification of operating
mines
Total number of full or partial mine
closures in terms of Section 54 of the
South African Mine Health and Safety Act
29 of 1996
Regional health:
HIV/AIDS – South African operations:
HIV/AIDS prevalence rate estimates
Total number of participants in the
voluntary counselling and testing (VCT)
programme
Total number of participants in the
wellness programme
Total number of employees provided with
anti-retroviral therapy (ART)
Total number of employees that left the
employment of the company as a result
of ill-health
Total number of employee deaths due to
ill health
Total HIV/AIDS programme costs
Malaria – African operations
Malaria incidence for Obuasi in Ghana
Human resources:
Total number of employees and
contractors
Total number of employees under union
representation
Total number of women employed in
South Africa as per the Mining Charter
Total number of historically disadvantaged
South Africans participating in
management as per the Mining Charter
Total number of expatriates employed in
African operations outside of South Africa
Total training expenditure
Total number of employees participating in
Adult Basic Education and Training
(ABET) as per the Mining Charter
Environment:
Implementation of the cyanide code
ISO14001 certification of operating mines
Total number of significant incidents
Rehabilitation and decommissioning
provisions
Existence of closure plans at operating
mines
Total cyanide usage
Total fresh water usage
Total energy usage
Greenhouse gas emissions
Community:
Corporate social investment (CSI) spend
Implementation of the voluntary principles
on human rights and security
Resettlement and land compensation
Local economic development
Case studies:
A reinforced emphasis on safety –
AngloGold Ashanti engages on a number
of fronts
The seven pillars – a revised safety
strategy for the South African operations
Establishing AngloGold Ashanti’s carbon
footprint in South America
AngloGold Ashanti and climate change
TB control at AngloGold Ashanti Health –
applying best practice
Towards collective bargaining – the view
of the group and a comparison between
South Africa and Ghana
Women in mining in South Africa – on
track to meet targets in South Africa
GRI Application:
GRI application level
Directors’ responsibility
AngloGold Ashanti’s directors are responsible
for the preparation and presentation of the
identified selected subject matter in
accordance with internal corporate policies
and procedures, and the Global Reporting
Initiative’s (GRI) new generation (G3)
guidelines.

AngloGold Ashanti Report to Society 2007

Responsibility of the independent assurers
Our responsibility is to express to the Directors an opinion on the selected subject matter contained in the Report to Society based on our reasonable assurance procedures.
Work performed
We conducted our engagement in accordance with the International
Standards for Assurance Engagements 3000, “Assurance
Engagements other than audits or reviews of historical financial information” (ISAE 3000), issued by the International Auditing and
Assurance Standards Board. This standard requires that we comply with ethical requirements and plan and perform the assurance engagement to obtain reasonable assurance on the selected subject matter as per our terms of engagement.
AngloGold Ashanti’s internal corporate policies and procedures were used as criteria to evaluate the selected subject matter. In terms of evaluating the ‘A+’ application level, the specific application level criteria as stipulated by the GRI new generation (G3) guidelines has been used.
Our work consisted of:
obtaining an understanding of the systems used to generate,
aggregate and report data at four operations in South Africa, one operation in Ghana, one operation in Tanzania, one operation in
Brazil and at the corporate head office in South Africa;
conducting interviews with management at the sampled
operations and at group level;
applying the assurance criteria in evaluating the data generation and reporting processes;
performing key controls testing; and
testing the accuracy of data reported on a sample basis.
Inherent limitations
Non-financial data is subject to more inherent limitations than financial data, given both the nature and the methods used for determining, calculating, sampling or estimating such data. We have not carried out any work on data reported for prior reporting periods, nor in respect of future projections and targets. We have not conducted any work outside of the agreed scope and therefore restrict our opinion to the agreed subject matter.
Conclusion – Reasonable Assurance
On the basis of our reasonable assurance procedures, the subject matter selected for assurance for the year ended 31 December 2007, has been prepared, in all material respects, in accordance with corporate policies and procedures and is free from material
misstatements.
PricewaterhouseCoopers Inc.
Director: Carmen Le Grange
Registered Auditor
Johannesburg
7 March 2008
What is assurance?
A document describing the value of the assurance
process to us is available on our website at
www.aga-reports.com/07/what-is-assurance.htm

AngloGold Ashanti Report to Society 2007 – Occupational safety and health
CC&V, USA

Occupational safety
and health
Reducing accidents at work and, in particular, eliminating fatal injuries.
Implementing and maintaining appropriate risk management strategies.
Implementing and maintaining appropriate disaster management and recovery programmes.
Implementing and maintaining OHSAS18001 at all operations.
Ensuring that comprehensive occupational health management
programmes are in place at all operations and that, in South Africa, we at least meet industry targets in:
– reducing incidence of noise-induced hearing loss;
– reducing incidence of occupational lung disease; and
– reducing incidence of TB and managing the disease in line with World
Health Organization (WHO) standards.
Contents
Living our values
26
Our scorecard
27
Review of 2007
28
Case studies
40
Objectives for 2008
43
▼
1. Key issues at a glance

Occupational safety and health

AngloGold Ashanti Report to Society 2007 – Occupational safety and health
2. Living our values
AngloGold Ashanti’s foremost value relates to the safety and health of employees, namely:
Every manager and employee takes responsibility for health and safety; and together strives to create workplaces that are free from occupational injury and illness.
AngloGold Ashanti as an employer – safety and health
1
AngloGold Ashanti’s safety and health management and practices are guided by the group’s business principle, ‘AngloGold Ashanti as an employer – safety and health’.
2
We are committed to complying with all relevant occupational health and safety laws, regulations and standards. In the absence of such standards, leading practice will be adopted.
3
We are committed to providing a working environment that is conducive to safety and health.
4
The management of occupational safety and health is a prime responsibility of line management, from the executive level to the first-line supervisory level.
5
We strive for employee involvement and consultation with employees or their representatives to gain commitment in the implementation of these principles.
6
We are committed to providing all necessary resources to enable compliance with these principles.
7
The company will not tolerate or condone deliberate breaches in standards and procedures.
8
We will implement safety and health management systems based on internationally recognised standards and we will assess the effectiveness of these systems through periodic audits.
9
We will conduct the necessary risk assessments to anticipate, minimise and control occupational hazards.
10
We will promote initiatives to continuously reduce the safety and health risks associated with our business activities.
11
We will set safety and health objectives based on comprehensive strategic plans and will measure performance against these plans.
12
We will monitor the effects of the company’s operational activities on the safety and health of our employees and others, and we will conduct regular performance reviews.
13
We will provide all necessary personal protective equipment.
14
We will establish and maintain a system of medical surveillance for our employees.
15
We will communicate openly on safety and health issues with employees and other stakeholders.
16
We will ensure that employees at all levels receive appropriate training and are competent to carry out their duties and responsibilities. We will require our contractors to comply with these principles and we will seek to influence joint venture partners to apply them as well.

3.
Our scorecard
At the end of the 2006 financial year we set a number of performance objectives for 2007. The table reports on our performance:
Objectives for 2007
Performance in 2007
Achieved or
The next steps
not achieved
Safety
No fatal accidents. 34 fatal accidents occurred. Not achieved A significant amount of attention has been focused on safety. See case
study on page 44.
20% reduction in LTIFR. LTIFR rose by 7%. Not achieved
50% of mining operations to be 10 operations were OHSAS18001 Achieved The balance of the operations will be substantially compliant with certified by year-end. OHSAS18001 certified by the end of
OHSAS18001. 2008.
Occupational health
By 2008, 95% of all silica exposure 93.3% of silica exposure measurements Partially achieved Intensive efforts to measure and control measurements to be below the were below the OEL of 0.1mg/m
3
dust on track to meet the target in 2008.
occupational exposure limit (OEL) in 2007, an improvement on the 2006 of 0.1mg/m3. figure of 92%.
By 2013, no new cases of silicosis 462 new cases of silicosis reported for Not achieved Efforts to control dust and reduce the will occur in previously unexposed compensation purposes in 2007. incidence of silicosis continue.
employees.
By 2013, noise emissions of all 100% of rockdrills and noisy fans in Not achieved Work to reduce noise emissions to below equipment will be below 110dBA; SA silenced. 78 cases of NIHL 110dBA is ongoing. Hearing and by 2008, no deterioration in reported for compensation purposes conservation programmes in place at all hearing greater than 10% will occur in 2007. operations.
in noise-exposed employees.
Decrease in TB rate from that of TB rate reduced to 27 per Achieved Ongoing efforts to reduce and manage
31 per 1,000 recorded in 2006 1,000 employees.
TB. See case study on page 126.
is aimed for.

Occupational safety and health continued

AngloGold Ashanti Report to Society 2007 – Occupational safety and health
4. Review of 2007
Introduction
While progress continued to be made in improving the group’s long-term overall safety and health performance, two key targets – the long-term objectives of eliminating fatal accidents at work, and a 20%
reduction in the Lost Time Injury Frequency Rate (LTIFR) – were not achieved.
Of great concern to the group is the fact that 34 employees lost their lives at work during the year under review. There were 27 fatalities in 23 separate incidents at the South African operations, four at Obuasi in
Ghana, two at Morila in Mali, and one at Serra Grande in Brazil. The names and details of those who died are presented in memoriam on the page opposite.
The board and management of AngloGold Ashanti extends its deepest sympathies to the families and colleagues of those who have died. It is the company’s sincere objective to eliminate accidents, and especially fatal accidents at work, and a significant amount of effort and attention is being given to this.
(See case study: A reinforced emphasis on safety – AngloGold Ashanti engages on a number of fronts, on page 44).
Fatal accidents – dealing with families after an accident
Since 1999, all fatalities at AngloGold Ashanti operations have been the subject of an intensive review at corporate executive level, both to review the causes of the accident, and to hold a detailed investigation into the circumstances of the surviving spouse and children, and of the level of assistance that is required.
As a matter of policy, members of the management team of the mine together with union officials concerned attend the funerals of all employees killed on duty, irrespective of the distance or remoteness of the employee’s area of origin.
Compensation for the families of deceased mineworkers is payable in terms of the prevailing legislation in the country concerned, but, where necessary, interim financial support is provided to the family until such time as prescribed compensation or pension payment is available, with each individual case treated on its merits. Financial assistance with funeral arrangements is also offered to bereaved families.
The AngloGold Fatal Accident Education Fund, known as Masifunde (meaning ‘Let us learn’ in isiZulu) was established in 2000 and covers the cost of tuition, boarding and books at public schools for children of employees killed in mine accidents. Policy guidelines set out in the fund apply to all AngloGold Ashanti’s operations, although, because of the statistical distribution of fatal accidents, focus is placed on the South
African operations. Trade unions were extensively consulted before the fund’s establishment, and they maintain an ongoing involvement.

In memoriam: in remembrance of those who died at work during 2007
Name and age Date Operation Occupation Families
Valentine Bonsu Dadzie (34)
7 January 2007
Obuasi,
LHD operator
Mr Dadzi came from Anomabo, Ghana. He leaves his wife Paulina and four children.
Ghana
Ramelani Evarista Motsoafi (57)
25 January 2007
Great Noligwa,
Stope driller
Mr Motsoafi came from Mafeteng, Lesotho. He leaves his wife Mamolebatsi
South Africa
and four children.
Setseke Mokete (44)
26 January 2007
Kopanang,
Rockdrill operator
Mr Mokete came from Teyateyaneng, Lesotho. He leaves his wife Matsekeli
South Africa
and four children.
Lempe Elia Raleting (46)
28 January 2007
Kopanang,
General equipping and
Mr Raleting came from Mafeteng, Lesotho. He leaves his wife Mamotlatsi
South Africa
construction team leader
and seven children.
Joseph Zwelinjani Nqantswana (42)
6 February 2007
Kopanang,
Rockdrill operator
Mr Nqantswana came from Lusikisiki in the Eastern Cape. He leaves his wife Nofikile South Africa and four children.
Sanele Mangali (44)
7 February 2007
Moab Khotsong,
Driller
Mr Mangali came from Umtata in the Eastern Cape. He leaves his wife Manyaoza South Africa and 10 children.
Karim Haldara (33)
9 February 2007
Morila,
Plant operator
Mr Haldara came from Massiqui Koulikoro, Mali. He leaves his wives Fatoumata and Mali Salimata and one child.
Adama Coulibaly (43)
9 February 2007
Morila,
Plant operator
Mr Coulibaly came from Kati Koulikoro, Mali. He leaves his wife Mariam and five Mali children.
Osei Kwame (46)
13 February 2007
Obuasi,
Shift boss
Mr Kwame came from Akoporiso Adansi, Ghana. He leaves his wives Margaret and Ghana Theresa and eight children.
Norini Sombo (48)
14 February 2007
Savuka,
Scraper winch operator
Mr Sombo came from Maclear in the Eastern Cape. He leaves his wife Nozuka South Africa and two children.
Nkosomntu Cuba (26)
6 March 2007
Mponeng,
Scraper winch operator
Mr Cuba came from Naqgeleni in the Eastern Cape. He leaves his wife Andiswa South Africa and one child.
Feliz Raul Matsinhe (48)
8 March 2007
Great Noligwa,
Underground assistant
Mr Matsinhe came from Inhambane, Mozambique. He leaves his wife Muanga and South Africa three children.
Moagi Masienyane (28)
12 March 2007
Moab Khotsong,
Section artisan
Mr Masienyane came from Orkney, North West Province.
South Africa
Daniel Gyasi (46)
16 March 2007
Obuasi,
Blastman
Mr Gyasi came from Anyanberim, Ghana. He leaves his wife Margaret and
Ghana
four children.
Thabo Tseisa (38)
4 April 2007
Tau Lekoa,
Hydro-power driller
Mr Tseisa came from Butha Buthe in Lesotho. He leaves his wife Mamoliehi
South Africa
and two children.
Marcos Lima Andrade (25)
8 April 2007
Serra Grande,
Heavy equipment operator
Mr Andrade came from Crixás, Brazil. He leaves behind his parents.
Brazil
Tobias Hihangangeya
18 April 2007
Tau Lekoa,
Miner
Mr Sehamage came from Stilfontein, North West Province. He leaves behind
Sehamage (39)
South Africa
one child.
Johanne Celias Gumede (45)
11 June 2007
Mponeng,
Stope team leader
Mr Gumede came from Ingwavuma, KwaZulu-Natal. He leaves behind his wife Agnes South Africa and four children.
Mateisi Nkuebe (35)
20 July 2007
Moab Khotsong,
Loader operator
Mr Nkuebe came from Deliwe Tsatsane, Lesotho. He leaves behind his wife,
South Africa
Mamojabeng and three children.
Mokhejane Mongali (31)
20 July 2007
Moab Khotsong,
Team leader
Mr Mongali came from Berea, Lesotho. He leaves behind his wife Makarabo and five South Africa children.
Alfred Tlotleng (51)
4 August 2007
Tau Lekoa
Team leader
Mr Tlotleng came from Zeerust, North West Province. He leaves behind five children.
South Africa
Bongisile Bhotomane (32)
6 August 2007
Savuka,
Stope multi-task crew
Mr Bhotomane came from Ngqeleni, Eastern Cape. He leaves behind his wife South Africa member Nokwanda and one child.
Thabo Phakise (28)
6 August 2007
TauTona
Miner
Mr Phakise came from Leribe, Lesotho.
South Africa
Salvador Jaime Sitoe (28)
9 August 2007
Moab Khotsong,
Scraper winch operator
Mr Sitoe came from Chibuto, Mozambique. He leaves behind his wife Anastancia South Africa and five children.
Tsholo Abram Moleko (37)
13 September 2007
TauTona,
Water jet operator
Mr Moleko came from Senekal, Free State. He leaves behind his wife Seloane and South Africa two children.
Johannes Ntalimeng Mekhetha (41)
28 September 2007
Mponeng,
Stope team leader
Mr Mekhetha came from Machekoaneng, Lesotho. He leaves his wife Maritaoke and South Africa six children.
Petros Mfanimpele Dlamini (39)
28 September 2007
Mponeng,
Mine assistant
Mr Dlamini came from Mbabane, Swaziland. He leaves his wife Letsiwe and South Africa five children.
Taifis Andile Mabandla (33)
28 September 2007
Mponeng,
Scraper winch operator
Mr Mabandla came from Tsolo, Eastern Cape. He leaves behind his wife Zuziwe and South Africa two children.
Bhekisani Mbuso Ntshangase (36)
28 September 2007
Mponeng,
Mining team member
Mr Ntshangase came from Nongomo, KwaZulu-Natal. He leaves behind two children.
South Africa
Adams Alhassan (55)
3 October 2007
Obuasi,
Blastman
Mr Adams came from Upper West Region, Ghana. He leaves behind his wife Ayishetu Ghana and six children.
Sekete Mako (47)
6 October 2007
Tau Lekoa,
Hydro-power driller
Mr Mako came from Mafeteng, Lesotho. He leaves behind his wife Manakhala South Africa and five children.
Nicholas Sibiya (47)
9 October 2007
TauTona,
Shift boss
Mr Sibiya came from Carletonvile, North West Province He leaves behind his wife South Africa Goodness and three children.
Lebaka G. Makhanya (41)
31 October 2007
TauTona,
Stope multitask-crew
Mr Makhanya came from Maseru, Lesotho. He leaves behind his wife Malineo and South Africa member six children.
Sefabatho Nkhooa (43)
2 November 2007
TauTona,
Scraper winch operator
Mr Nkhooa came from Quthing, Lesotho. He leaves behind his wife Mahlalefang South Africa and one child.

Management of safety and health
We are committed to providing a working environment that is conducive to safety and health.
Our first value and primary focus is on safety performance. Much has been done during the year to increase the attention given to safety, to raise the level of resources available to this discipline, and to integrate safety into the performance management and reward systems within the company;
second, through the prevention of occupational illnesses (which has received greater attention in terms of resource allocation and systematic approaches) aimed at minimising employee exposure and the early detection of occupational disease; and
third, through the provision of healthcare and other support systems that address the employee in an holistic manner. In addition to the healthcare services provided to all employees, the integration of leading practices in terms of TB management and control, and HIV/AIDS and malaria programmes, have a bearing on this. See the case study: TB control at AngloGold Ashanti Health – applying best practice, on page 126.
Safety, Health and Sustainable Development Committee
From a governance perspective, safety and health is overseen by the Board Committee on Safety, Health and Sustainable Development. This committee meets on a quarterly basis in alignment with the company’s financial reporting periods. The committee’s role is to evaluate the safety, health, social, economic and environmental effects of the company’s operations on both local and global communities, and to achieve a sustainable balance between economic and social development with due regard to the safety and health of employees and the impact of AngloGold Ashanti’s operations on the environment. One of the stated
primary objectives of this committee is to ensure the elimination of all work-related accidents and diseases.
Two new appointments were made to the committee during the year:
Mr J Mensah, who joined the board of directors with effect from August 2006; and
Mr S Pityana, who was appointed to the board with effect from 13 February 2007. Mr Pityana has been appointed as Deputy Chairman of the Safety, Health and Sustainable Development Committee.
The committee visits specific sites to become better informed on matters of serious concern. In addition to the four quarterly meetings held during the year, the committee undertook a site visit to TauTona mine in
South Africa to better understand the issues and challenges relating to seismicity and falls of ground. A special meeting dealing only with safety was held on 25 June 2007, the purpose of which was to review and discuss possible causes of the declining safety trend that had presented over the five quarters prior to mid-
2007 – which has resulted in unacceptable safety performance – to understand current safety initiatives and to debate and determine whether further interventions and/or improvements were required.
Core to the discussion were four identified primary causes for the deterioration in performance, namely:
a reduction in service labour as a proportion of the total workforce;
changing mine risk profiles and, in particular:
– increasing off-reef mining at TauTona;
– the proportion of scattered to pillar mining at Great Noligwa;
– mining of selected pillars at Savuka;
– mining remnant areas at Tau Lekoa; and
– having to contend with more steeply dipping reefs at Moab Khotsong as the mine reaches that phase of its development;
a deterioration in the wellness of the workforce, as a consequence of HIV and AIDS, TB and the increasing age profile of the workforce; and
loss of skills as a result of labour turnover amongst key personnel.
Occupational safety and health continued

AngloGold Ashanti Report to Society 2007 – Occupational safety and health

While fatal accidents are almost always a consequence of a number of events or failures, of primary importance is the fact that the bulk of accidents – almost 70% – were as a result of non-compliance with standards. Also discussed was the review of the South African mines safety strategy (See case study: The seven pillars – a revised safety strategy for the South African operations on page 48). The outcomes of the committee’s deliberations during the year included the following:
renewed commitment to the implementation of the OHSAS18001 standard, with certification planned for 2008;
the appointment of a senior general manager and a high-level support team for the management of safety in South Africa;
support for external reviews and, in particular, a third party review by industry experts (See case study at www.aga-reports.com/07/3rdparty-review.htm);
commitment to working closely with the regulatory authorities, the unions and other mining companies in jointly developing solutions to issues of safety. (See case study on Gold mining industry commissions study into seismicity and rockbursts at www.aga-reports.com/07/seismic-study.htm); and
the introduction of a ‘near misses’ reporting category.
In terms of managing health issues, another key appointment was made at the beginning of the year, with
Dr Dave Barnes having been assigned to oversee occupational health risk assessment, auditing, monitoring, and management at a group level. Also implemented at the instigation of the committee was a process of monitoring ‘health at exit’ (which concerns itself with the high levels of employees exiting the company with an occupational disease or injury) and the management interventions underway to mitigate this risk; an audit of disaster recovery plans; the company’s preparedness in the event of avian flu (see the case study on business continuity management at www.aga-reports.com/07/BCM.htm); and the incidence and management of hand-arm vibration syndrome (HAVS). HAVS is an occupational injury caused by the vibration transmitted from work processes into workers’ arms and hands, which may have a chronic impact.
Safety policy and strategy
Overall, the group’s Safety and Health Policy, underpinned by our values and business principles relating to safety and health, remains the minimum guideline for the group in respect of safety and occupational health. Regions and operations are encouraged to develop their own specific principles, guidelines and policies in line with local conditions and legislation, examples of which are available on our website.
Performance reviews and risk assessments
Performance reviews in respect of health and safety are undertaken on a regular basis, both internally and externally. In the event of a fatal accident, a formal review is undertaken by mine management, in conjunction with the unions (as is required by the Mine Health and Safety Act in South Africa). Also in South
Africa, the DME undertakes an in loco inspection and an independent enquiry to which management and the unions contribute. Over and above this, however, all fatal accidents within the group are the subject of an intensive investigation by a corporate office team, which is then reviewed by the company’s Exco.
Risk assessments are conducted at both group and operational level, from the risks relating to the group as a whole to risks associated with specific working places, with the aim of understanding the potential safety and health risks that exist so that they may be eliminated or reduced to tolerable levels. Risk assessment may be conducted by or with the assistance of external consultants, by the group’s corporate office, by underwriters (for insurance purposes) or by the operations themselves.
03
04
05
06
07

Occupational safety and health continued

AngloGold Ashanti Report to Society 2007 – Occupational safety and health
Management of safety and health
The management of safety and health is the responsibility of line management, who in turn are supported by specialist safety and health personnel. Healthcare services (as a minimum, primary, emergency and occupational healthcare services) are provided to all employees at all operations and, in many cases, to their dependents.
We are committed to involving and consulting employees or their representatives on safety and occupational health matters, to understanding the issues and concerns on hand, to co-operating in addressing these and in generating solutions, and to gain mutual adoption of and commitment to implementation plans.
Safety and health agreements, which have been negotiated with representative unions, are in place at those operations where this is required by law and where union membership or collective bargaining agreements are in place. Around 93% of the group’s global workforce is either a member of a recognised union or participates in a collective bargaining agreement, and hence participates directly in the management of safety and health through specifically created fora. Examples of safety and health agreements and practices in place at our operations are as follows:
In South Africa, which is governed by the Mine Health and Safety Act, each operation has its own agreement with union representatives. Joint health and safety committees are in place and are functioning in line with legislation at every operation, and every working place and all employees are covered by these agreements. Full-time safety stewards and safety and health representatives elected by employees, trained by management and designated and appointed in terms of the Act, are in place at all working places.
At Morila in Mali the union (which represents all employees) participates in the election of safety representatives, in conjunction with the labour inspector from regional government. The union actively participates in monthly safety and health management meetings, as well as in investigations held into accidents and incidents.
Agreements between management and the unions guide the management of safety and health at
Sadiola and Yatela in Mali, with union representatives having been elected.
A safety and health agreement with the Mineworkers’ Union of Namibia (MUN), (which covers 80% of the workforce) governs safety and health issues.
Collective bargaining agreements also cover safety and health management and relationships in Ghana.
Agreements are in place with unions relating to employee participation in safety and health matters at
Cerro Vanguardia in Argentina, and at the various operations that make up AngloGold Ashanti Brasil
Minerãçao and Serra Grande in Brazil.
At CC&V in the USA and at Sunrise Dam in Australia, where the operations are not unionised, employees are encouraged to participate in safety and health matters. A safety culture survey undertaken at Sunrise
Dam provided valuable insight into employee attitudes and perceptions about the management of safety and health. (See case study at www.aga-reports.com/07/survey-SDGM.htm).
Based on the above, we are confident that mechanisms are in place to ensure that upwards of 75% of the total workforce is represented in formal joint management-employee safety and health committees that help monitor and advise on occupational health and safety programmes. This interaction takes place at a number of levels – section, shaft and operation, and at national levels.
FIFR year-on-year for each
operation per million
man-hours worked
2007
2006
Argentina
Cerro Vanguardia
0.00
0.00
Australia
Sunrise Dam
0.00
0.00
Brazil
AngloGold
Ashanti
Brasil Minerãçao
0.00
0.00
Serra Grande
0.49
0.00
Ghana
Iduapriem
0.00
0.00
Obuasi
0.19
0.08
Guinea
Siguiri
0.00
0.31
Mali
Morila
0.57
0.00
Sadiola
0.00
0.00
Yatela
0.00
0.43
Namibia
Navachab
0.00
0.00
South Africa
Great Noligwa
0.11
0.36
Kopanang
0.22
0.14
Moab Khotsong
0.57
0.27
Mponeng
0.42
0.30
Savuka
0.79
0.00
Tau Lekoa
0.58
0.15
TauTona
0.40
1.23
Tanzania
Geita
0.00
0.00
USA
CC&V
0.00
0.00
Group 0.21 0.22

Employee involvement does not rely simply on the safety and health committees, or rule books, but on employees’ deep understanding of the safety and health issues on hand, being informed and educated on hazard identification, risk assessment control, personal empowerment in respect of their rights and responsibilities (to withdraw from the workplace if they feel they are in danger) and their active involvement in identifying solutions. Also key is the provision of appropriate training to ensure that employees are competent to carry out both their duties and their responsibilities safely. A wide range of safety training initiatives was undertaken by the various operations in 2007, and details of these may be found in the specific operational and country reports.
Contractors form an integral part of our operations and are employed to undertake specific short-and long-
term mining and processing operations and specialist services. AngloGold Ashanti requires that contractors must act and be treated in the same way as employees and safety and health matters are recognised as an important part of overall contractor management process. The group’s safety policy, procedures, standards and requirements form an integral part of procurement and contractor engagement processes, and contractor safety and health performance is a key consideration when the company is considering the appointment or re-appointment of contractors.
We also recognise that there is the potential for short-term conflict between the attainment of production targets (and their reward) and risk avoidance and mitigation, particularly in respect of production bonuses.
This is an issue under investigation and consideration. In reality, however, the best performing production teams also have the best safety records.
Fatigue management
Fatigue management continued to be an area of focus during the year with fatigue management programmes being implemented across the group. (See case study on Roll-out of fatigue management programme – www.aga-reports.com/07/fatigue-SA.htm).
Safety and health performance
A wide range of leading and lagging indicators are used to monitor and manage safety and health performance across the group. In addition to reporting performance on various parameters in line with country-specific legislation and norms, AngloGold Ashanti reports key indicators in line with best practice and has adopted a number of international standards and conventions. Leading indicators in particular may often be site- and circumstance-specific.
Safety
The number of fatal accidents (34) in 2007 declined year-on-year, from the 37 that were reported last year.
The primary cause of fatal accidents was falls of ground, which accounted for 56% of all fatal accidents –
58% of these were related to seismic activity.
The Fatal Injury Frequency Rate (FIFR) was 4.5% lower year-on-year, at 0.21 per million man hours in 2007 compared with 0.22 per million man hours worked in 2006. Ten operations did not experience any occupational fatalities (13 in 2006).
In terms of another important indicator, the Lost Time Injury Frequency Rate (LTIFR), there was again a regression year-on-year, with the overall group LTIFR rising by 7% to 8.24 per million man hours, from
7.70 reported in 2006.
LTIFR year-on-year for each
operation per million
man-hours worked
2007 2006
Argentina
Cerro Vanguardia 3.34 3.13
Australia
Sunrise Dam 2.63 1.81
Brazil
Brasil Minerãçao 2.30 2.33
Serra Grande 2.47 1.76
Ghana
Iduapriem 0.46 1.15
Obuasi 2.72 2.29
Guinea
Siguiri 0.41 0.77
Mali
Morila 0.57 1.42
Sadiola 1.11 1.02
Yatela 0.39 0.43
Namibia
Navachab 4.59 4.09
South Africa
Great Noligwa 14.46 12.21
Kopanang 13.10 15.22
Moab Khotsong 13.48 15.75
Mponeng 13.08 10.70
Savuka 25.99 19.30
Tau Lekoa 19.07 24.99
TauTona 18.14 17.09
Tanzania
Geita 0.68 0.63
USA
CC&V 2.53 0.00
Group
8.24
7.70

Occupational safety and health continued

AngloGold Ashanti Report to Society 2007 – Occupational safety and health
Health
Occupational health risks differ significantly from region to region, with the majority presenting in deeper level, hard rock mining operations, particularly where the rock happens to be quartz-bearing and where mining is more labour-intensive.

While the potential for noise-induced hearing loss (NIHL) is present at all operations, occupational lung disease (OLD), and especially silicosis, is of particular risk in the South African and Brazilian underground mines. In South Africa, pulmonary tuberculosis (TB) in silica-exposed employees is classified and treated as an occupational illness. The risk of contracting TB is increased by both silica exposure (including silicosis) and HIV infection, with the risk of the two factors acting multiplicatively. HIV/AIDS and malaria, which are obviously not work-related but do present significant threats to the health and well-being of employees and communities, are dealt with under the Regional health section of this report on page 114.

Medical surveillance for occupational illness, the extent and frequency of which is dependent on the risk profile presented by that operation, is undertaken at all AngloGold Ashanti’s operations around the world.
Legal ramifications of safety
The South African Mine Health and Safety Act, in Section 54, makes provision for an inspector (of the DME’s mine safety inspectorate) to close part or all of a mine should the inspector believe that any particular occurrences or conditions may endanger the health and safety of any individual on the mine.

In 2007, AngloGold Ashanti received 20 instructions in terms of section 54 to close part or all sections of our mining operations. Prior to May 2007, these orders were typically for the sections affected, whereas after May 2007 many of the instructions applied to the entire mine. This was in line with increased concern reported by the Chief Inspector following a spate of fatal accidents in the industry. In total, 38 shifts were lost as a result of section 54 orders, leading to lost production of some 55,000 ounces of gold. We take seriously our responsibility to protect the lives of employees and have comprehensively reviewed our safety strategy during the year. (See the case study on page 48.) We support the DME’s view that workplaces (sections or entire mines) need to be made safe prior to the re-entering of a mine or working area after an accident and that, in certain cases, employee re-training needs to be undertaken and mine planning and/or rock engineering protocols reviewed.

The company notes that the issuing of a section 54 closure order in the absence of an in loco inspection is inappropriate or potentially hazardous. It is our view and the intention of the Act that such closures should always be undertaken to allow the mine to ensure that the appropriate safety standards are in place and have been implemented. Stopping work inappropriately or prematurely can in fact make a situation worse as it may have been necessary, for example, to review mine support, to deal with charged panels, to ensure that no hazardous gases are present or to avert the risk of water accumulation, prior to closure. Also, in some cases an accident may be the result of an exceptional incident that cannot be rectified through closure. Even when a mine closes for extended holiday periods, workplaces are specifically ‘made safe’ and a skeleton staff oversees maintenance. We have engaged with the DME and the various unions on this issue and are confident of reaching an appropriate solution that meets the objectives of all parties, while ensuring that employee safety remains the priority.

Medical surveillance examinations typically take place when an employee joins the organisation, at intervals dependent on risk (often annually), and when he or she leaves or is transferred from the organisation.
In South Africa, 51,065 occupational medical surveillance examinations were performed during 2007
(50,343 in 2006). Medical surveillance statistics from AngloGold Ashanti operations outside of South Africa are reported in the country and in operational reports which may be found at www.aga-reports.com.
No new cases of occupational illness were reported in Brazil, Argentina, Australia or the USA. The company has determined, however, that occupational health practices and medical surveillance, at a number of the
African operations, (at Obuasi in Ghana and Navachab in Namibia in particular) need to be improved and this will be a goal for 2008.
Noise-induced hearing loss (NIHL)
NIHL occurs over a period of time following consistent exposure to high levels of noise. Our hearing conservation programmes are underpinned by three features: engineering control, the use of hearing protection devices and medical surveillance to detect any early loss of hearing.
In 1997, the South African operations embarked on a programme to muffle all pneumatic rockdrills and this was completed in 2001. Next was the programme to silence all noisy fans, which was completed in 2006.
The programme is now targeting other noisy equipment and areas, such as air hoists, water jets and
Obuasi, Ghana

Occupational safety and health continued

AngloGold Ashanti Report to Society 2007 – Occupational safety and health pressure-reducing valve stations. All noise-exposed South African employees undergo audiometric testing on an annual basis; this is undertaken at other operations where appropriate.
In 2007, 78 employees (2 per 1,000 employees) were compensated for NIHL, compared with 67 in 2006.
Of concern is the increase in the number of employees who have early NIHL (that is clinical hearing loss, but not yet significant or compensable), from 952 in 2004 to 1,511 in 2007.
Occupational Lung Disease (OLD)
Exposure to silica dust remains the major contributing factor in the development of OLD. (In this context
OLD includes TB, TB silicosis and obstructive airways disease.) Of these, TB is the most pervasive and is compounded by a high HIV prevalence in the mining population, which greatly increases the risk of TB. It is estimated that about 85% of employees diagnosed with TB are HIV-positive. An additional factor contributing to the incidence of OLD is the increasing average age of the South African workforce, which has had a longer, cumulative exposure to silica dust underground. During 2007, 207 cases of OLD were compensated in South Africa, which is a rate of 6 per 1,000 employees.
Silicosis
Silicosis is caused by the inhalation of free silica dust. This is of particular risk in underground mining areas with high quartz concentrations, such as in South Africa. Efforts to eradicate silicosis at the AngloGold
Ashanti operations in Brazil have largely been successful. During the past five years only four cases have been identified – three in 2003 and one in 2006, all at the Cuiabá mine. In addition to successful dust control programmes and intensive monitoring, Brazilian legislation limiting the number of years that employees may work underground may have played a role in this achievement.
In prior years, we have reported on the number of cases compensated by the Medical Bureau for
Occupational Diseases (MBOD), but the problems experienced by the MBOD reported last year (Report to
Society 2006, Worker compensation in South Africa under review – www.aga-reports.com/06/worker-
compensation.htm) have continued, to the point that this measure has become unreliable. Instead the company will use the number of new cases of silicosis submitted to the MBOD for compensation to establish the silicosis burden and for management purposes.
In 2007, 462 new cases of silicosis were detected and submitted to the MBOD, an increase of 26% on the
367 new cases reported in the previous year.
The legacy of silicosis in South Africa remains a significant issue for the company. The current state-led compensation systems are cumbersome and inefficient and, because of this, many silicosis-affected former employees of the mining industry may not have had access to regular medical examination, substantial medical care or compensation if found to be due. AngloGold Ashanti, together with other gold mining companies, Gold Fields and Harmony, is working with the State and unions to identify affected ex-employees in need of care and to improve access to follow-up treatment and compensation systems.
(See case study on The former mineworkers project and making ODMWA work – one year on – www.aga-
reports.com/07/Nongoma.htm).
Number of shifts lost due to
injuries
2007
2006
Argentina
Cerro Vanguardia
162
131
Australia
Sunrise Dam
48
5
Brazil
Brasil Minerãçao
589
405
Serra Grande
494
393
Ghana
Iduapriem
319
133
Obuasi
5,377
2,200
Guinea
Siguiri
48
72
Mali
Morila
21
28
Sadiola
168
167
Yatela
103
53
Namibia
Navachab
241
45
South Africa
Great Noligwa
12,786  10,990
Kopanang
11,083
8,883
Moab Khotsong
6,206
5,878
Mponeng
7,851
5,995
Savuka
2,034
1,754
Tau Lekoa
5,360
7,381
TauTona
7,178
6,679
Tanzania
Geita
38
114
USA
CC&V
12
0
Other
1,382
758
Group
61,500  52,064

In October 2006, AngloGold Ashanti received a claim for compensation of damages allegedly suffered by
Mr Thembekile Mankayi, who was employed by the company at Vaal Reefs mine from 1979 to 1995, in respect of his having allegedly contracted silicosis. AngloGold Ashanti has indicated that it intends defending this action as South African law provides for compensation for occupational disease. The company does recognise, however, the plight of former employees and proposes that a longer term and co-operative solution will be of greater benefit to former mineworkers and their communities. The case was set down for a hearing on 11 February 2008 and an initial outcome is expected in the first quarter of 2008.
The management of silica exposure within the South African operations has evolved over a number of years and is based on a hierarchy of controls, namely, engineering, administration, information and training, and the use of personal protective equipment. (See case study on Intensified efforts to reduce dust levels at SA operations start to show results – www.aga-reports.com/07/dust-SA.htm) Dust measurement methodology and its improvement are playing a significant role in guiding the company’s strategy. The fact that cases of silicosis are still being reported in South Africa despite continued adherence by the industry to regulation-prescribed occupational exposure limits led to the complete revision of AngloGold Ashanti’s methodology in 2005. This was later adopted by the South African DME in its ‘Guideline for a mandatory code of practice for airborne pollutants’.
Obuasi, Ghana

Occupational safety and health continued

AngloGold Ashanti Report to Society 2007 – Occupational safety and health
Engineering controls require adherence to ventilation standards, effective watering down practices, water quality management and footwall treatment programmes. Air filtration upgrades are also in progress, along with the investigation of new and alternative technologies to be used in specific high-risk areas.
Administrative controls are crucially important (for example adherence to blast re-entry times and individual employee shift duration) and training and education have an important role to play in this. The provision of personal protective equipment to employees working in high-risk areas (such as those involved in ore transport and tipping) is also crucial.
All South African employees exposed to silica dust undergo a chest X-ray every three years, along with a lung function test and clinical examination. Employees diagnosed with early stages of silicosis are referred to the medically affected employee programme (MAEP) where they are counselled and efforts are made to place them in lower-risk areas. In addition to these examinations, these silica-exposed employees undergo a six-monthly chest x-ray as part of the TB control programme.
Progress has been made by AngloGold Ashanti towards the agreed industry target, in terms of which
95% of all individual samples must be below the occupational exposure limit (OEL) of 0.1mg/m
3
* by 2008,
but this has not has not yet been achieved. In 2007, dust measurements showed that 93% of samples were below the OEL. (*Targets agreed by a tripartite body, the Mine Health and Safety Council.)
TB control
TB control is rigorous within the South African mining industry. Extensive information, education and training of employees is in place, with employees being well aware of the signs and symptoms of the disease. An active case-finding programme, using six-monthly digital X-rays undertaken by mobile units at the shafts, currently detects about 40% of all new TB cases, often before they become symptomatic.
Detailed investigation, admission to hospital until the risk of infection is past, and WHO-based Directly
Observed Therapy (DOTS) at mine medical stations results in a cure rate higher than the WHO target of
85% being achieved. (See case study on TB management in South Africa on page 126.)
Obuasi, Ghana

In 2007, 923 employees were diagnosed with TB, a rate of 27 per 1,000 employees (2006: 31 per
1,000 employees). This is the third consecutive year in which the TB statistics have improved. The Gates
Foundation-funded Thibela programme is continuing, although it is too early to determine its impact on reducing the TB burden. (See the case study on Thibela TB research programme under way at TauTona and Great Noligwa in the Report to Society 2006 at www.aga-reports.com/06/thibela.htm)
Heat and physical fitness
Heat is an issue of concern at many operations, but particularly in South Africa and at Obuasi in Ghana.
AngloGold Ashanti has comprehensive heat stress management programmes in place in South Africa and these have been extended to Ghana. Some of the largest refrigeration plants in the world are used to cool the underground working environment to below 27.5°C. Temperatures above 27.5°C require a heat stress management programme to be implemented in the mine.
Good progress has been reported with the improvement in ventilation at Obuasi following the implementation of a new ventilation strategy and the commissioning of a large-scale refrigeration plant.
(See case study Ventilation improvements yield success at Obuasi – www.aga-reports.com/07/ventilation-
Obuasi.htm.)
Wellness of employees
As, increasingly, the focus in occupational health management has shifted towards a holistic approach, addressing the overall health and wellness of employees, so the monitoring of medical absence, the reasons for the departure of employees for medical reasons, and of overall health at exit have become more important.
The overall absentee rate for employees in South Africa (for work and non-work related reasons) was 3.6%
in 2007. The company’s MAEP ensures that employees who have medical conditions resulting in their being unable to continue in their current occupations are dealt with by a fair and transparent process. The primary aim of the MAEP is to place employees in occupations where they may continue to work safely and productively. In 2007:
911 employees were determined to be permanently unfit to continue work in their current occupations;
of these, 148 employees (16%) were accommodated in substantive alternative occupations and the remainder were medically discharged; and
414 employees with early (not yet compensable) indications of occupational illnesses were evaluated
191 (46%) elected to remain in their current occupations, 51 (12%) were placed in lower-risk working environments, and 172 (42%) chose to be medically discharged.
Emergency preparedness
Emergency preparedness plans are in place at all operations. Depending on the location and remoteness of the operations these plans may or may not involve community members.These plans are reviewed on a regular basis.

Occupational safety and health continued

AngloGold Ashanti Report to Society 2007 – Occupational safety and health
5. Case studies
In this report:
Three case studies relating to occupational safety and health may be found in this report.
A reinforced emphasis on safety – AngloGold Ashanti engages on a number of fronts – page 44.
The seven pillars – a revised safety strategy for the South African operations – page 48.
TB control at AngloGold Ashanti Health – applying best practice – page 126.
On the website:
The following case studies may be found on our website at www.aga-reports.com/07/case-studies.htm or at the specific urls listed below.
Australia
Safety culture survey at Sunrise Dam creates a benchmark – The management of AngloGold
Ashanti’s Sunrise Dam gold mine in Australia maintains that the safety culture at a mine site is a fundamental determinant of the level of safety prevailing in an organisation. With this in mind, a safety culture survey was performed, with valuable results. The survey results and recommendations will be used to develop a site-wide safety strategy and action plan. See case study at
www.aga-reports.com/07.survey-SDGM.htm
Ghana
Small, but effective: the occupational health centre at Iduapriem mine – The Sam Jonah Clinic,
AngloGold Ashanti’s on-site occupational health centre at Iduapriem mine in Western Ghana, is currently being upgraded at a cost of some $80,000, with the building housing the centre planned to double in size by the end of 2008. The centre’s well-equipped and highly functional facilities will only improve and expand with the completion of the upgrade. See case study at www.aga-reports.com/ 07/health-
Iduapriem.htm
Ventilation improvements yield success at Obuasi – Steps have been taken to improve ventilation conditions at AngloGold Ashanti’s Obuasi mine in Ghana. While successful changes have been implemented, the fact that large parts of the mine and equipment are old, combined with the recent power crisis in Ghana and theft of cables, have engendered hindrances along the way. However, during the past year, improvements in ventilation have been achieved. See case study at
www.aga-reports.com/07/ventilation-Obuasi.htm
South Africa
Gold mining industry commissions study into seismicity and rockbursts – Over the past two to three years, fatal and disastrous accidents resulting from seismic activity and rockbursts in deep-level underground mining operations have occurred with alarming frequency. A study has now been commissioned into the current state of knowledge of seismicity and rockbursts. This study will be managed, overseen and co-ordinated by an independent consulting company and is expected to run for six months. See case study at www.aga-reports.com/07/seismic-study.htm
Strategy to manage falls of ground: a review – The fall of ground management programme remains a priority and is an integral aspect of AngloGold Ashanti’s overall safety strategy at its South African deep-level mines. As uncontrolled falls of ground and rockbursts are the primary source of work-related fatalities and injuries among employees, the importance of understanding the processes involved, as well as preventative measures required and the necessity for compliance, cannot be over-emphasised.
See case study at www.aga-reports.com/07/FOGM.htm

Cut back in ounces at TauTona to improve safety – TauTona, AngloGold Ashanti’s mine in the West
Wits area, currently operates at approximately 3,500m below surface, making it the deepest operating mine in the world. A review has been conducted to assess safety at this mine, with the result that the rate of extraction per panel per month, and the total volume extracted from the shaft pillar area, have been reduced. Positive outcomes to this new safety practice have emerged. See case study at
www.aga-reports.com/07/cutback-TauTona.htm
Separating people and risk: a new strategy for South Africa – Separating people and risk is one of the seven pillars of AngloGold Ashanti’s safety strategy. This risk identification and classification process examines ways to minimise the points of contact between risk and the employee. The strategy incorporates both short- and medium- to long-term objectives, identifying areas of concern and addressing them accordingly. See case study at www.aga-reports.com/07/emp-at-risk.htm
Roll-out of fatigue management programme – The increasing recognition of fatigue management as a critical occupational safety and health issue has resulted in the development of fatigue management programmes at AngloGold Ashanti’s African mines. An assessment of fatigue management that took place at Great Noligwa and TauTona in South Africa during the course of 2007 identified major areas of concern and determined means of effectively addressing these issues. See case study at www.aga-
reports.com/07/fatigue-SA.htm
Intensified efforts to reduce dust levels at the South African operations start to show results
– AngloGold Ashanti has initiated an intensive programme to reduce dust levels at the South African underground operations. This case study explores the measures taken by AngloGold Ashanti and expresses the company’s confidence that control measures implemented today will result in the reduction of OLD in the future. See case study at www.aga-reports.com/07/dust-SA.htm
Radiation monitoring in South Africa – Radon gas is the most significant occupational exposure risk associated with uranium. Three AngloGold Ashanti mines have been identified as special case mines in that exposure could potentially exceed the NNR annual dose limit of 20mSv/a average over five years.
The company has taken extensive measures to prevent the continuation of this phenomenon. See case study at www.aga-reports.com/07/radiation-SA.htm
The former mineworkers project and making ODMWA work: one year on – The ‘Former mineworkers and making ODMWA work project’ has continued during 2007, although at a rather slower pace than initially planned. The primary objective of the project is to strengthen government occupational health services such that both former and present mineworkers are assured of accessing medical examinations. The first two years were anticipated to be a valuable learning experience, and the project will continue to advance in the future. See case study at www.aga.reports.com/07/ Nongoma.htm and a related case study on the community projects being looked at at www.aga-reports.com/07/Nongoma-
social.htm

Occupational safety and health continued

AngloGold Ashanti Report to Society 2007 – Occupational safety and health
International experts review safety and health in AngloGold Ashanti – Between 21 and 29 October
2007, a review of AngloGold Ashanti’s approach to health and safety was conducted by independent, internationally known experts, Mr Geoff Green and Professor Jim Joy. Various recommendations were made which could be implemented in the short-term, while others require further consideration before implementation at a later stage. As an immediate response, AngloGold Ashanti has established an executive level occupational health and safety committee, chaired by the CEO. See case study at
www.aga-reports.com/07/3rdparty-review.htm
Obuasi, Ghana

6. Objectives for 2008
Safety and health is a primary area of concern and activity for the group, with a great deal of focused attention having been placed on this discipline in
2007. This will continue in 2008. Key targets that have been set are:
Safety
Elimination of all fatal accidents.
20% reduction in LTIFR.
All mining operations to be substantially compliant with OHSAS18001.
Occupational health
By 2008, 95% of all silica exposure measurements to be below the occupational exposure limit (OEL) of 0.1mg/m
3
.
By 2013, no new cases of silicosis will occur in previously unexposed employees*.
By 2013, noise emissions of all equipment will be below 110dBA; and by
2008 no deterioration in hearing greater than 10% will occur in noise-
exposed employees*.
Further decrease in TB incidence from that of 27 per 1,000 recorded in 2007.
*South African Mine Health and Safety Council’s targets for NIHL and silicosis, to which AngloGold Ashanti has committed.

AngloGold Ashanti Report to Society 2007 – Occupational safety and health
Case study: A reinforced emphasis on safety –
AngloGold Ashanti engages on a number of fronts
Despite incremental and sustained improvements in safety performance over the past decade, and particularly a decline in mining-related fatalities, in 2007 AngloGold Ashanti’s operations fell short of achieving their goal of eliminating fatal accidents at work. During the year, 34 employees lost their lives at work; 27 fatalities were recorded in South Africa in 23 separate incidents. The primary cause of these accidents, accounting for 56% of fatal accidents in the group, was falls of ground, with seismically-
induced falls of ground being responsible for 58% of these. (The details of those who lost their lives in mining-related accidents may be found on page 29.)
Incoming AngloGold Ashanti CEO, Mark Cutifani, has reinforced the emphasis on safety and health and, during the recent review of the company’s values, has confirmed that safety is our number one value: “In many respects, the South African underground environment is a microcosm of South African society. The challenge we face is one of transformation at all levels – we need to treat one another with integrity, dignity and respect, so that people are empowered to be masters of their own destiny.”
A task team was set up in South Africa to review and intensify that region’s safety effort in mid-2007 following a spate of accidents at the South African operations, and to engage with other parties in coming
Great Noligwa, South Africa

7
up with a common solution. Headed by former Mponeng general manager, Johan Viljoen, who now heads the Southern African operations following restructuring in late 2007, the team completely reviewed the company’s safety and health strategy in South Africa to focus on seven key issues. (See case study – The seven pillars – a revised safety strategy for the South African operations on page 48.)
The company has committed itself to improving safety at all its operations and particularly in South Africa in 2008. At a meeting of more than 1,000 employee representatives, management and government in
November 2007, Mark Cutifani said:
Safety is our most important value – no business priority will be put before safety.
No employees will be required or permitted to work in an area which they or their supervisor regard as unsafe.
Safety representatives and their committees will have the necessary responsibility, authority and support to effectively perform their functions, including ensuring compliance with our safety and operating standards.
Managers and supervisors will lead by demonstrating their own adherence to safe work practices and require everyone working or visiting their respective areas to follow those agreed operating standards.
We will all follow the agreed safety standards and practices and will not take or allow shortcuts on any safe working practice.
All employees will either fix or cause action to be taken immediately to rectify any identified significant hazards before proceeding with any other activity.
Performance standards and training will immediately be reviewed by management, government officials and trade union representatives to support the delivery of our most important business objective – the delivery of a workplace free from health impairment and accidents.
He further committed the company to working with all parties – unions, employees, government, other mining companies and stakeholders – in this endeavour, as it has become clear that no single-dimension or single party effort will be sufficient to achieve the next major step-change in safety improvement. As part of its efforts AngloGold Ashanti has, during the last quarter of 2007, initiated the following:
With unions and government: Meetings have been held at both an operational and national level over and above those regular engagements within the existing tripartite structures in the mining industry, originally established for this purpose. Meetings have been held with the president and general secretary of the National Union of Mineworkers (NUM) as well as with other unions, and with various representatives of the Department of Minerals and Energy (DME).
With NGOs and academia: AngloGold Ashanti will establish a Chair in Safety at the University of the
Witwatersrand (Wits), in conjunction with the Centre for Sustainability in Mining and Industry (CSMI) at
the Wits School of Mining.
With other mining companies through the Chamber of Mines: In August 2007, the Chamber of Mines
announced an industry-wide study on falls of ground and seismicity. (See case study on the Gold mining industry commission’s study into seismicity and rockbursts at www.aga-reports.com/07/seismic-
study.htm). A Chamber of Mines committee – to be chaired by former AngloGold Ashanti CEO Bobby
Godsell - has been set up to review the matter of falls of ground and seismicity.
In the words of Cutifani, “Safety comes before production and improved safety will ultimately lead to productivity improvements as well. It is no coincidence that our best performing crews are also our safest.

Case study: A reinforced emphasis on safety –
AngloGold Ashanti engages on a number of fronts continued

AngloGold Ashanti Report to Society 2007 – Occupational safety and health
“We will address our safety challenges in two parts: first, on the leadership side, there is much that we can do when 70% of our fatal accidents are associated with contraventions of standards. We think there is a great deal of opportunity in the way in which we are leading and managing the company, and the way in which we are working with other stakeholders, in making safety improvements.
“Secondly, on the technical side, we need fundamentally to review the way in which we work, so that we physically remove people from the greatest areas of risk. That will take a little bit longer, a five to 10-year time horizon perhaps, but one which we can start working on now.” (See case study on separating people and risk a new strategy for South Africa www.aga-reports.com/07/emp-at-risk.htm).
Robbie Lazare, head of the African operations concurs and elaborates: “There are a number of issues that we need to look at as we try and make a fresh start at managing safety and health.
“First, we need to better understand people and the way they work and the way we can get them to change the way they work. A factor here may be our bonus systems – we have to ensure that there is a good balance between the need for and role of production incentives and the incentives for safety, at all levels. Simply scrapping bonuses is not the answer. Rather we should try and ensure that there is a better understanding that a safe working place is a productive working place in the long run.
“Another factor is the need to develop a greater understanding of how people work, what motivates them and what motivates them to change, specifically in the South African mining industry. Personally I think we over-emphasise the risks associated with depth; more important for me are the risks associated with behaviour.
CC&V, USA

“A second area is the need to make fundamental advancements in technology. If we want to use current or similar mining infrastructure, then we need to remove people from those areas that we know present the greatest potential risk, particularly stopes and near shaft pillars. The only way we are going to be able to do that is to change radically the way we mine, probably using technology that will assist us in mining remotely from the area of potential danger.
“Third, the issue of wellness clearly has an impact on our workforce and working places. Our workforce is older than it has ever been, and less physically fit, with illness and fatigue a factor. Our estimate is that up to 30% of our workforce is infected with HIV. Conventional mining tasks make for arduous work for the well and physically fit. How much more onerous are tasks for those who are not? Fatigue, too is an area of concern. (See case study on the roll out of fatigue management programme – www.aga-
reports.com/07/fatigue-SA.htm).
“Knowing and accepting these facts is an important driver in the development of in-stope conditions that are more comfortable and manageable, and ensuring that the jobs that people do are less onerous and physical demanding. Again, technology – improving ventilation, cooling systems, transport to the working places, and lighter and more mechanical processes – will play a role.”
In conclusion, AngloGold Ashanti will focus on achieving visible and tangible results: the company and all of its mines have put significant time, effort and money into safety interventions. What is necessary now is for these efforts to result in change, to enable the company to meet the industry targets to which it has agreed through the Mine Health and Safety Council Safety Summit (which requires a 20% reduction in fatalities year-on-year between now and 2013) and to meet its obligation to employees to provide a working environment that does not cause them harm.
CC&V, USA

AngloGold Ashanti Report to Society 2007 – Occupational safety and health
Case study: The seven pillars – a revised safety strategy for the South African operations
In working towards the elimination of accidents at work, some notable improvements have been achieved at AngloGold Ashanti’s South African operations since the company’s formation in 1998. Yet, in 2006, 32 employees lost their lives in occupational accidents in this region, a worrying deterioration in the performance recorded in 2005 when 25 occupation-related deaths were recorded. This was for the first time since 2002 that there had been a reversal in the downward trend in the Fatal Injury Frequency Rate
(see graph).
The issue of safety has been the subject of major input at executive level in 2007 and a strategic review was undertaken in the latter part of the year. (See case study: Reinforced emphasis on safety AngloGold
Ashanti engages on a number of fronts on page 44).
Johan Viljoen, formerly General Manager of Mponeng Mine in the West Wits area was appointed Head:
Safety and Health Discipline for the Africa Underground Region for the latter part of the 2007 financial year and was the discipline head when this area of work underwent a significant strategic review. (He has subsequently been appointed head of the southern African operations in a newly-created region and is ultimately responsible for the implementation of this revised strategy.)
TauTona, South Africa

“The old OESH departments (occupational environment, safety and health) have disappeared at operational level,” says Viljoen. “The working environment is separately managed, allowing the safety and health personnel to focus purely on safety and health.”
After an in-depth analysis process involving a number of regular workshops at corporate and operational level (in September 2006; October 2006; February 2007; May 2007; and September 2007), and with input from Anglo American plc as part of its group-wide safety strategy review in November 2006, the following seven strategic safety issues have been identified:
Fatigue management
Production flexibility
Retention of skills
Development of a safety culture
The review process
Fall of ground management
Removing employees from risk in the workplace.
Fatigue management
Sleep disturbance and sleep deprivation, and the resultant fatigue, are health risks associated with long working hours or shift work and clearly can have negative consequences for occupational safety. In the context of the South African mining industry, a number of aggravating factors are present (See Case Study:
Roll out of fatigue management programme - www.aga-reports.com/07/fatigue-SA.htm). Fatigue management programmes have now been implemented at all mines in South Africa and at Obuasi mine in
Ghana, in addition to many of AngloGold Ashanti’s other mines around the world.
During 2007, Peter Simpson, an Australian expert on fatigue management, was retained to help bring an understanding of the issue to the African underground operations. Simpson paid several visits to underground workplaces as well as to a number of residences, and presented his findings and recommendations to senior management teams at mine level. A comprehensive suite of training material which focuses on understanding the causes and effects of fatigue and on appropriate management practices has been prepared. The material – including a book and a DVD – has been distributed to all managerial and supervisory employees at the South African operations and forms part of the induction programme for all new employees and those returning from annual leave. In this way all employees will have been exposed to the programme during the course of the year. Translated versions will be available for distribution to employees in relevant occupations.
All workplaces are being analysed, through a process that began in the third quarter of 2007, in terms of empirically-determined ‘fatigue factors’. Factors analysed include nature of work, travel distance, degree of physical strain and workplace temperature. The analysis will be an ongoing process, as working places and conditions change continuously as they are mined. Employees will also be individually assessed to determine their place of residence (hostel or local community), wellness and lifestyle factors.
Production flexibility
The concept of production flexibility denotes the presence of enough face length to ensure that sufficient working panels are available to allow for adequate equipping and the availability of replacement panels when required, for example if unsafe conditions are encountered.

Case study: The seven pillars – a revised safety strategy for the South African operations continued

AngloGold Ashanti Report to Society 2007 – Occupational safety and health
All the South African operations, with the exception of Mponeng, have seen a reduction in available face length since 2005, resulting in reduced production flexibility. “There is no ‘quick fix’ here,” says Viljoen. “We need to plan for adequate development to create additional face length.” Projects are under way at
Mponeng, TauTona, Moab Khotsong (Project Zaaiplaas), Kopanang East Mine Area, Great Noligwa Eastern
Boundary Area, and through the opening of new areas at Tau Lekoa. Closer integration with mineral resources management forums will also be pursued.
Retention of skills
During 2007, AngloGold Ashanti experienced increased labour turnover in first-line supervisory occupations, such as miners and artisans. Turnover rates varied by operation and occupation, from as low as 10% to as high as 55%.
”We have not only been losing people to other mining companies,” says Viljoen “but also to major engineering and construction projects in South Africa associated with the Gautrain and 2010 Soccer World
Cup. The net result has been the appointment of inexperienced, insufficiently trained people in posts at first-line supervisor levels.”
A comprehensive programme, designed to address the skills challenge in the short-, medium- and long-term is being developed. Actions taken include attitude surveys to probe reasons for exit, improved screening and induction processes, a comprehensive review of training materials and programmes, and a review of job grading and conditions of employment issues.
Development of a safety culture
“The company has actively pursued the development of a safety culture for many years, notably since the introduction of the DuPont behaviour-based safety programme in 2002,” says Viljoen. “The desired outcome may be simply stated: safety is our priority, and it needs to be shared and evident in behaviour.”
To take the the first phase of a process further, a complete safety culture survey was undertaken late in
2007 by the North West University. The survey included a comprehensive assessment (by peers, managers and subordinates) of safety leadership across the company.
As an industry initiative, a safety leadership tour was conducted, led by representatives of the Chamber of
Mines, to five selected mines in the industry to identify industry best practice. The tour included operational visits, interviews and presentations to the Chamber delegation. Mponeng was unanimously nominated as an example of safety leadership in the industry.

Other initiatives in the pipeline include a thorough overhaul of all training modules and programmes within the company, to ensure the full integration of safety and health aspects. The project is being carried out by
AngloGold Ashanti Training and Development Services, under the direction of Viljoen and new head of safety at the African operations, Ian Heyns. Investigations are also being conducted into ways of elevating the role of the health and safety representatives at mine level.
The review process
An important outcome of the external review referred to earlier was the need for a common platform for safety reviews across the company. This formed part of the rationale for the adoption of OHSAS18001 as the health and safety standard throughout AngloGold Ashanti’s operations. (See the Report to Society
2006: From NOSA to OHSAS - a change for the group: www.aga-reports.com/06/OHSAS.htm).
OHSAS18001 gap analyses were conducted in July and August 2007, and detailed action plans compiled as necessary, while OHSAS18001 certification audits are planned for the third quarter of 2008.
Another new development is the establishment of a specialised internal safety and health audit team, which will carry out a comprehensive audit of all mine workplaces, to enable risks to be identified before incidents occur.
West Wits, South Africa

Case study: The seven pillars – a revised safety strategy for the South African operations continued

AngloGold Ashanti Report to Society 2007 – Occupational safety and health
“The existing incident review processes remain in place, but the desired outcome is the identification (and timely correction) of safety process deficiencies before these result in an incident, rather than determination of cause and attribution of responsibility once such incidents have taken place,” says Viljoen. Audits began during the second half of 2007, and are scheduled to cover the principal risks in an 18-month cycle.
A further step in this process is the overview of the Integrated Risk Management System (IRMS), which was developed for AngloGold Ashanti by Graphic Mining Solutions International (GMSI – now part of the
GijimaAst group) and has been implemented in phases since 2000.
“The system in itself has excellent capabilities,” says Viljoen, “but we do not always apply it correctly. We are developing a new system internally – importantly it will include occupational health as well as safety indicators – and will start running in parallel in the second quarter of 2008.”
Communication at mine level remains an integral part of the process. ‘White flag’ days are now reported centrally from all operations: these indicate that no accidents have taken place in the preceding 24 hours, and are intended to reinforce the belief that accident-free mining is possible. Green, orange and red flags denote dressing cases, reportable injuries and serious injuries respectively. Briefs, posters, safety newsletters and numerous other employee communication channels remain in place.

Fall of ground management
The five elements of this programme (design of mine layouts; support systems; the human factor; seismic monitoring; and research and development) remain in place (See case study: Strategy to manage falls of ground – a review at www.aga-reports.com/07/FOGM.htm.)
Seismic and gravity-related falls of ground have been separated to ensure appropriate focus.
Removing employees from risk in the workplace
The desired outcome under this heading is the removal, as far as possible, of employees from high-risk areas and activities. A number of new technologies are being explored, focusing initially on the rock-
breaking, transport and processing sectors.
A steering committee has been appointed, chaired by Nigel Trevarthen (Head: Strategic Projects) to drive the project. Ideas and suggestions are being canvassed from employees, and the committee is surveying industry best practice. (See case study: Separating people and risk – www.aga-reports.com/07/emp-at-
risk.htm.)
Tau Lekoa, South Africa

AngloGold Ashanti Report to Society 2007 – Economic performance

Economic
performance
▼
To undertake exploration and joint ventures, or acquisitions, to maintain and grow our gold production profile.
The optimisation of gold production and processing from our operations, through mine planning, operational performance, high levels of productivity and good cost control.
To invest capital to maximise returns to shareholders.
To undertake research and development into both our core business activities, to improve safety and efficiencies, and to create new and alternative markets for our product, gold.
To maintain and develop the market for our product and to ensure maximum benefit from our sales of gold and other products,
including uranium.
Contents
Living our values
56
Our scorecard
56
Review of 2007
57
Case studies
67
`
1. Key issues at a glance

The value of gold
The value of gold lies not only in its desirability – in displays of jewellery and as a monetary equivalent – but also for its unique properties. Gold is the most malleable and ductile of metals and is usually alloyed to increase its strength. It is an excellent conductor of electricity and heat, and is not affected by exposure to air or almost all reagents. It is inert and a good reflector of infrared radiation.

Gold’s value is enduring given that it can be melted down, re-refined and re-used. It is estimated that around 15% of annual gold consumption is recycled each year – the rest is held and treasured, as a store of value or sentiment or as a useful commodity.
Economic performance continued
56
AngloGold Ashanti Report to Society 2007 – Economic performance
2. Living our values
At AngloGold Ashanti, our business is the safe and responsible exploring, mining and marketing of our products, primarily gold, but also silver and uranium.
Vision and values
Our vision, values and business principles are important to us and this entire report has been produced so as to reflect the way in which we live our values.
In response to the significant changes within our company over the past year from a shareholder and leadership perspective, and as the world in which we live in continues to change, we have embarked on a review of our values and business principles. See box on page 75 in the Ethics and governance section. We will report further on this in our 2008 report as we will be consulting with a broad range of management and employees across our operations.
3. Our scorecard
The following are key features of our performance during 2007:
Gold production declined by 3% to 5.5 million ounces
Total cash costs increased by 16% to $357 per ounce, largely as a result of lower production, cost pressures facing the gold mining industry, inflation, stronger local currencies and by-product losses
Adjusted headline earnings for the year were $278 million
Mineral Resources increased by 34.1 million ounces before depletion, with 6.9 million ounces being added from greenfields exploration discoveries
Ore Reserves increased by 6.2 million ounces, before depletion, to 73.1 million ounces
We declared a final dividend of 53 South African cents per share or 7 US cents per share, resulting in a total dividend of 143 South African cents or 20 US cents per share for the year.

4. Review of 2007
Introduction
We recognise that as a mining company our business entails the recovery, processing and sale of a non-
renewable resource. Thus, our direct economic impact in terms of any orebody will always be finite. It is therefore imperative that the economic benefits which are derived from the resources that we exploit are not limited to one particular set of stakeholders, but accrue to a broader stakeholder group in advance of, during and after mining. The economic benefit must also be balanced against the impacts that we have on the broader socio-economic and natural landscapes.
We also recognise that our operations – and indeed our product – are about people: employees and their families, our neighbours, our customers and suppliers, our shareholders and other interested parties. See the section on Engaging with our Stakeholders on page 18.
The Economic Performance section of this report is based on information drawn from our Annual Financial
Statements which is published concurrently with the Report to Society. On a quarterly basis through the year, a comprehensive review of the operational activities of the group and its individual operations is published in the company’s quarterly reports to shareholders, which are available at
www.anglogoldashanti.com.
Operational performance
In 2007, AngloGold Ashanti produced 5.5 million ounces of gold from 20 operations in 10 countries, a decline of 3% on gold production achieved in 2006. The table below analyses our production by region.
Attributable gold production (000oz)
2007 2006 2005
Argentina 204 215 211
Australia 600 465 455
Brazil 408 339 346
Ghana 527 592 680
Guinea 280 256 246
Mali 441 537 528
Namibia 80 86 81
South Africa 2,328 2,554 2,676
Tanzania 327 308 613
USA 282 283 330
Total
5,477
5,635
6,166
The gold market
Continued strong levels of investor and speculator interest, particularly in the fourth quarter of the year, pushed the gold price to levels just short of record highs, records which were then surpassed soon after year end in an exceptionally buoyant market. The average spot gold price for the year, at $697 per ounce, was 15% higher than that in 2006. The main contributing factor to the price gains seen in the third and fourth quarters was economic uncertainty relating to credit concerns and the impact of the sub-prime mortgage crisis in the US. Inflationary concerns driven by higher food, oil and commodity prices also played a role, as did the escalation in geopolitical tension.

Economic performance continued

AngloGold Ashanti Report to Society 2007 – Economic performance
The average gold price received for the year increased by 9% to $629 per ounce, from $577 per ounce in
2006. Total gold income for 2007 was $3,280 million, total uranium income was $100 million, and total income from silver and sulphuric acid was $45 million.
Production costs
Total cash costs increased year-on-year to $357 per ounce as a result of the lower levels of production, stronger local currencies against the US dollar and local inflationary pressures.
Group value-added statement
2007
2006
$ million % %
Value added
Gold income 3,280 2,964
Purchases of goods and services in
order to operate mines and produce
refined metal, including market development
costs net of other income
(1,352) (1,041)
Value added by operations 68 1,928 85 1,923
Fair value gain on option component of
convertible bond
2 47 1 16
Profit on disposal of assets – 7 2 54
Income from investments and interest
received
1 24 1 31
Government
– Deferred taxation 3 94 1 30
Utilised in the group
– Retained income 26 722 10 217
Total value added 100 2,822 100 2,271
Value distributed
Employees
Salaries, wages and other benefits 35 998 39 887
Government
– Current taxation 9 239 9 210
Providers of capital
– Finance costs and unwinding of
obligations 4 125 6 123
– Dividends declared 2 54 8 173
– Minorities 1 32 1 30
Other
– Impairment of tangible and intangible assets – 2
–                    6
– Loss from discontinued operations – – – 2
– Exchange loss – – – 2
– Loss on non-hedge derivatives and other
commodity contracts 28 780 11 239
Total value distributed 79 2,230 74 1,672
Re-invested in the group
– Amortisation and depreciation 21 592 26 599
100
2,822
100
2,271
Further details and notes may be found in the Annual Financial Statements at www.aga-reports.com.
Total cash cost by country
($/0z)
Argentina 264
Australia 313
Brazil 260
Ghana 432
Guinea 464
Mali 350
Namibia 419
South Africa 343
Tanzania 452
USA 282

Distributing value to employees
In 2007, the group employed some 62,000 people, mostly in South Africa (60%). Total distributions of
$998 million were made to employees (including executive directors), which represents 35% of the value distributed by the group. For further information on AngloGold Ashanti as an employer refer to the
Employment section of the report on page 88.
All permanent employees are eligible for certain post-retirement benefits, the specific nature of which varies form region to region. The contribution by the employer varies from 10% to 20% of basic pay.
All employees earn in excess of the minimum wages where these are regulated.
Employee benefits ($m)
2007 2006
Salaries, wages and other benefits 828 83% 723 82%
Health care and medical schemes, including
defined post-retirement medical expenses
70 7% 70 8%
Contribution to pension and
provident plans
48 5% 41 5%
Retrenchment costs 19 2% 22 2%
Share-based payment expense 33 3% 31 3%
Total included in cost of sales,
other operating expenses operating special
items and corporate administration and other
expenses
998
100%
887
100%
Around 68% of employees within the group benefit from the participation in a share option scheme or a share ownership programme (ESOP). The latter is specific to South Africa; similar schemes elsewhere in the world are being considered. (See case study in the Report to Society 2006 on Harvesting for the future
– Bokamoso_ESOP).
Geita, Tanzania

Economic performance continued

AngloGold Ashanti Report to Society 2007 – Economic performance
Payments to government
AngloGold Ashanti is supportive of the Extractive Industries Transparency Initiative (EITI) and is committed to reporting in line with this initiative in all of the countries in which it operates.
The governments of the following countries are shareholders in the company or in the respective operations:
Shareholding by government
Country
Company/Operation
% interest
Argentina
Cerro Vanguardia
7.5
Ghana
AngloGold Ashanti
3
Guinea
Siguiri
15
Mali
Morila
20
Yatela
20
Sadiola
20
Note that the group acquired the 5% stake in the Iduapriem mine that was held by the government of Ghana at the end of September 2007.
The following payments were made to government by AngloGold Ashanti, or its subsidiaries or the joint ventures that the company manages, during the year under review:
Payments to government
Description
US$ (000)
Argentina
Dividends
2,671
Corporate taxation/provision
9,925
Royalties
10,315
Other taxes and duties
2,272
VAT
13,700
Employee taxes and contributions*
4,731
Total 43,614
Brazil
Corporate taxation/provision
38,745
Royalties
–
Other taxes and duties
13,661
VAT
9,086
Employee taxes and contributions*
25,006
Total 86,498
Australia
Corporate taxation/provision
36,733
Royalties
8,458
Other taxes and duties
2,367
VAT
27,182
Employee taxes and contributions*
5,813
Total 80,553
*  Note that employee taxes and contributions include remittances made to government but borne by employees as individual taxation.

Payments to government
Description US$ (000)
Ghana
Dividends 4,048
Corporate taxation/provision –
Royalties 9,383
Other taxes and duties –
VAT 365
Employee taxes and contributions* 1,550
Total
15,346
Guinea
Dividends*** –
Corporate taxation/provision*** –
Royalties 21,577
Other taxes and duties 914
VAT 2,901
Employee taxes and contributions* 2,662
Total
28,054
Mali
Dividends** 35,040
Corporate taxation/provision 48,925
Royalties 15,232
Other taxes and duties 4,999
VAT 5,970
Employee taxes and contributions* 7,665
Total
117,831
Namibia
Corporate taxation/provision 6,606
Royalties 1,420
Other taxes and duties 250
VAT 2,940
Employee taxes and contributions* 1,942
Total
13,158
South Africa
Corporate taxation/provision 93,600
Royalties –
Other taxes and duties 10,496
VAT 88,708
Employee taxes and contributions* 76,581
Total
269,385
Tanzania
Corporate taxation/provision 3,038
Royalties 6,025
Other taxes and duties 26,140
VAT 5,265
Employee taxes and contributions* 7,186
Total
47,654
* Note that employee taxes and contributions include remittances made to government but borne by employees as individual taxation.
** Dividend payments ($4,500,000 by Sadiola, $16,000,000 by Yatela and $14,540,000 by Morila).
***No dividends or corporate taxes were paid in 2007. Siguiri has a large shareholders’ loan which will be repaid before dividends are declared. Siguiri is not yet in a tax-paying position owing to historic tax losses.

Economic performance continued

AngloGold Ashanti Report to Society 2007 – Economic performance
Payments to government
Description
US$ (000)
USA
Corporate taxation/provision
1,170
Royalties
1,190
Other taxes and duties
3,137
VAT
–
Employee taxes and contributions*
3,589
Total 9,086
*  Note that employee taxes and contributions include remittances made to government but borne by employees as individual taxation.
Assistance from government
No significant financial assistance was received by the company or the operations from government. Any assistance received is detailed below.
Assistance from government
Country
Value in US$ (000)
Description
Argentina
–
Australia
1,216
Fuel rebates
Brazil
–
Colombia
–
DRC
–
Ghana
–
Guinea
–
Mali
–
Namibia
–
South Africa
3,147
Skills development levy
Tanzania
–
USA
–
Distributing value – shareholders
AngloGold Ashanti is a publicly listed company with shareholders located all around the world. Following the placement by Anglo American of a large percentage of its holding in various markets around the world,
80% of the shares are now in free float. The balance (17%) is held by Anglo American plc and (3%) by the
Government of Ghana.
A graph depicting the geographical location of the company’s shareholders is depicted alongside. The largest percentage shareholding (after removing shareholding of Anglo American plc and the Government of Ghana, that is, free float) is in South Africa (44.5%), followed by North America (36.5%) and then the
United Kingdom (9.9%).

The company is listed on the following exchanges around the world:
The share depreciated by 11% during the year, from R330 per share on the JSE (primary listing) on
31 December 2006 to R293 per share on 31 December 2007. The share peaked at R359 per share and reached a low of R254 per share, and traded within a range between R273 and R331 during the year.
Dividends declared for 2007 amounted to $54 million (2006: $173 million).
JSE Limited – Johannesburg (JSE) –
Primary Listing
Share code: ANG
Security type: Ordinary shares
Date listed: 11 August 1944
New York Stock Exchange (NYSE)
Share code: AU
Security type: American Depositary Shares (ADR)
Date listed: 5 August 1998
Share ratio: 1 ordinary share: 1 ADR
Australian Stock Exchange (ASX)
Share code: AGG
Security type: CHESS Depositary Interests (CDI)
Date listed: 15 November 1999
Share ratio: 1 ordinary share:
5 CDIs
London Stock Exchange (LSE)
Share code: AGD
Security type: Ordinary shares
Date listed: 4 February 1949
Ghana Stock Exchange (GhSE)
Share code: AGA
Security type: Ordinary shares
Date listed: 27 April 2004
Ghana Stock Exchange (GhSE)
Share code: AAD
Security type: Ghanaian Depositary Shares (GhDS)
Date listed: 27 April 2004
Share ratio: 1 ordinary share:
100 GhDSs
Euronext Paris
Share code: VA
Security type: Ordinary shares
Date listed: 28 May 1974
Euronext Brussels
Share code: ANG BB
Security type: International Depositary Receipts
(IDR)
Date listed: 28 May 1974
Share ratio: 1 ordinary share:
1 IDR

Economic performance continued

AngloGold Ashanti Report to Society 2007 – Economic performance
Capital investment
A great deal of emphasis is placed by the company on capital investment both to sustain operations and in developing operations. In 2007, the group spent $1.1 billion on capital expenditure (2006: $817 million).
Stay-in-business capex, including ore reserve development, amounted to $570 million while the new project development made up for 45%. Major capital expansion projects are:
In South Africa:
development of Moab Khotsong South Africa; and
expansion projects at TauTona and Mponeng.
In Brazil:
the Cuiabá Expansion project at Brasil Mineraç
~
ao.
In Australia:
underground expansion at Sunrise Dam; and
the Boddington Expansion project, a joint venture with Newmont Mining Corporation.
Supporting the gold market
Gold market development
AngloGold Ashanti has since its inception been committed to growing the market for its product, particularly as gold jewellery sales in many developed markets have declined materially over the years in favour of other luxury goods. In response, the company’s marketing programmes aim to increase the desirability of gold to sustain and grow demand and to support the deregulation of the market in key economies.
AngloGold Ashanti’s market development activities centre on the following areas:
strategic projects undertaken in key and critical gold jewellery offtake markets (USA, India, China, Italy,
Middle East), which aim to develop positive corporate identification and recognition while achieving, where sensible and possible, financial returns for AngloGold Ashanti;
host country projects of a downstream development nature; and
AuDITIONS, the company’s gold jewellery design competition. See the case study AngloGold Ashanti’s
AuDITIONS launches in China at www.aga-reports.com/07/auditions-china.htm.
AngloGold Ashanti remains a member of the World Gold Council (WGC) and undertakes its own strategic marketing projects in such a way as to co-operate with and support the WGC’s wider objectives.

Exploration and development
The main focus of AngloGold Ashanti’s 2007 exploration programme was on greenfields exploration, that is, exploration in new terrains, notably in Australia, Colombia, and the DRC. Brownfields exploration, which is aimed at identifying replacement ounces for production, was undertaken around most current operations, with the most successful programmes being undertaken in Ghana, the United States of
America, Australia, and Guinea.
Total exploration expenditure in 2007 amounted to $167 million, of which $92 million was spent on greenfields exploration and the balance of $75 million on brownfields exploration.
The group’s exploration programme has yielded a great deal of success during the year and is covered extensively in the Annual Financial Statements to be found at www.aga-reports.com.
Procurement
With significant annual procurement expenditure, the group can and does have a major impact on economic activity. The total amount for the purchase of goods and services in order to operate mines and produce refined metal, including market development costs net of other income, was $1,352 million in 2007.
It is the group’s intention that, as far as it is possible and sensible to do so, goods and services are procured locally and regionally.
In South Africa, the company is aligning its procurement policies with the Department of Trade and
Industry’s Codes of Good Practice by 2009. The code is a part of the country’s transformation process and is aimed at encouraging new and small suppliers, particularly from historically disadvantaged communities.
See the case study at www.aga-reports.com/07/BEE-procurement.htm.
Auditions, China

Economic performance continued

AngloGold Ashanti Report to Society 2007 – Economic performance
AuDITIONS, South Africa
Product responsibility
Gold is a unique and valuable product, with most of all the gold ever having been mined still in use or available for recycling. The product itself does not have a significant impact on health and safety. AngloGold Ashanti does, however, look at the full life cycle of its operations when evaluating sustainable development-associated risks and impacts (see pages 10 to 11) and in developing plans to mitigate these risks and impacts.

Uranium is produced as a by-product at three of AngloGold Ashanti’s mines in the Vaal River area in South Africa and is extracted from gold-bearing ore as a by-product only. These grades are consequently much lower than those of dedicated uranium mines in other uranium-producing countries. The average grade globally is around 1.5%, and the two largest uranium mines in the world have grades of around 25%. If unprocessed, this uranium is disposed of in the residue of the gold-bearing ore onto the tailings dams, along with other waste from the mining and processing operations. Monitoring of tailings for radioactivity is not necessary as the uranium is in a diluted form, and below environmentally acceptable levels of radiation. The processing of uranium is done in line with strictly enforced international legislation. (See case study in the Report to Society 2005: Uranium mined as a by-product contributes to the bottom line.)

No issues of non-compliance with regulations concerning the health and safety effects of products were alleged or proved in 2007.

Products are labelled according to internationally accepted norms and standards. In respect of gold bullion, this typically indicates the name of the refinery and the purity of the bar. No incidents related to product labelling occurred in 2007.

The bulk of the group’s gold is sold through well-established and long term channels. See case study on: Where does our gold go on page 68. No significant issues relating to customer dissatisfaction were noted in 2007.

5. Case studies
In this report
The following case studies may be found on our website at www.aga-reports.com/07/case-studies.htm, or at the specific urls indicated below.
AngloGold Ashanti’s AuDITIONS launches in China – In March 2007, AngloGold Ashanti launched its first gold jewellery design competition in China, the world’s third biggest gold market in terms of consumption. Partnered with the innovative pure gold jewellery retailer, Just Gold®, and the World
Gold Council, AngloGold Ashanti’s competition encouraged original and striking contemporary gold jewellery design, thereby serving to contribute to the ongoing promotion of its product. This case study includes an analysis of the impact of AuDITIONS on the Chinese gold jewellery market and a full description of the competition itself. See the case study at www.aga-reports.com/07/Auditions-
China.htm.
Preparing for a changing BEE procurement landscape – The Broad-based Socio-economic
Empowerment Charter for the Mining Industry provides a framework for the transformation of the industry in South Africa. Black Economic Empowerment (BEE) procurement is one of seven core areas of activity addressed by the Charter. AngloGold Ashanti has made good progress in meeting the requirements stipulated by the Charter and aims to continue gathering information and developing a strategy to meet any shortfalls in 2008. See the case study at www.aga-reports.com/07/BEE-
procurement.htm.
From small beginnings: a small business developing – Trevor Mulaudzi’s rise to entrepreneurial success is part of AngloGold Ashanti’s ongoing drive to support local initiatives. The company has provided financial assistance during periods of rapid expansion, constant encouragement and support, and introductions to new clients, thereby ensuring the growth of Mr Mulaudzi’s cleaning business. See the case study at www.aga-reports.com/07/small-business.htm.

Case study: Where does our gold go –
an economic perspective
Much of the reporting undertaken by AngloGold Ashanti focuses on examining where and how AngloGold
Ashanti’s gold is found and mined. A further question is: Where does the gold go once it has been mined and refined – to whom is it sold and for what purpose? In other words, where and what are the markets for gold, and what drives these markets?
Once the gold has been mined, processed and smelted into doré bars (roughly 85% gold content) at the
AngloGold Ashanti operations, these are further refined into saleable form by refineries such as the Rand
Refinery (see box on page 40) in South Africa, which refines most of the gold mined by AngloGold Ashanti in Africa, and various other refineries in Brazil, the United States, Australia and Europe.
These refineries sell the gold AngloGold Ashanti produces, generally to bullion banks, such as Rand
Merchant Bank and Standard Bank in South Africa or internationally to HSBC, Morgan Stanley, Scotia
Mocatta or Société Générale, or to trading houses such as Mitsui or Sumitomo. The exceptions to this are where gold is sold directly to jewellery fabrication industries by refineries, or where forward sales exist and
AngloGold Ashanti elects to deliver physical product to fulfil these contracts.

AngloGold Ashanti Report to Society 2007 – Economic performance

AngloGold Ashanti’s gold sales for 2007 can be broken down according to the following geographical regions: South Africa; Europe; North America (this includes the gold mined at AngloGold Ashanti operations in South and North America); and Asia – the gold mined in Australia. (See graph).
Although the supply of newly-mined gold from South Africa has diminished greatly since the peak of
1,000 tonnes of production recorded in 1970, South Africa was the world’s largest producer of gold for close on 120 years. China surpassed South Africa’s gold production in 2007. In 2007, South African gold production accounted for 11% of global output, with AngloGold Ashanti accounting for almost 27% of this quantity. From a group perspective, AngloGold Ashanti’s African operations account for 30% of its total production. Total AngloGold Ashanti production accounts for 7% of global newly-mined gold production.
The international gold price has increased steadily since 2002. In 2007, the gold price reached a 27-year high of $845.84/oz which approached the previous all-time record high of $852 per ounce. On 4 February
2008, it reached an all-time high of $936.50. The average spot gold price for 2007 of $697 per ounce is
15% up on the average price of $604 per ounce in 2006 (2005: $444 per ounce).
The rise in the gold price has been a result of several factors. The most recent surge, towards the end of
2007 and continuing into 2008, can be attributed to a steadily weakening dollar, the global credit crises
(the matter of the enormous US trade deficit remains unresolved, and the lingering problem regarding the sub-prime mortgage market in the United States has ramifications for the international credit market) and continuing geopolitical tensions – all of which are bullish for gold and have encouraged investment and speculative demand for the metal. Fears of global inflation, which effectively devalues currencies and enhances the value of gold, have been spurred by increases in the prices of oil and other commodities, which in turn have been driven by world economic growth, all of which has contributed positively to the gold price. Note though that although the price of gold has almost doubled since 2004, it has not risen by nearly as much as that of industrial commodities such as nickel, copper and lead.
Secondly, positive market fundamentals, including strong demand especially from the jewellery and investment sectors, have boosted demand for gold. This has also been as a consequence of positive global economic growth, and the strength of demand for gold, particularly in emerging markets. Jewellery consumption/fabrication demand accounts for approximately 68% of total gold consumption annually, and investment demand for approximately 28%.
Continued growth in physical consumption is, however, hostage to other gold price movements. High gold prices and high levels of gold price volatility tend to deter buyers in price-sensitive markets from gold purchases; this phenomenon was evident particularly in the last quarter of 2007.
During the first half of 2007, however, on the back of a more stable gold price, gold demand reached unprecedented levels, particularly in China and India where strong economic growth has resulted in increased demand for gold jewellery. Gold jewellery sales in Russia and the Middle East (Turkey) also soared during this period.

Case study: Where does our gold go –
an economic perspective continued

AngloGold Ashanti Report to Society 2007 – Economic performance
Overall, during 2007, jewellery demand in tonnage terms was 6% higher than in 2006. In India, consumer demand for gold was 7% higher than 2006. Demand in the first 8 months of the year was well supported by a buoyant economy and stock market, however the latter part of the year volatile gold prices impacted on demand. Similarly in China, a booming economy together with the start of the auspicious Year of the
Golden Pig in early 2007, resulted in gold demand there increasing by 23% over 2006 levels with gold jewellery demand reaching 302 tonnes for the full year, exceeding 300 tonnes for the first time since 1997.
The Middle East (Turkey in particular) and Russia recorded increases in gold demand of 20% and 27%
respectively.
Global net retail investment rose by 51% to 133 tonnes and by 60% in value to $2.9 billion in Q2 2007.
The major change in recent years has been the introduction of gold-based exchange traded funds (ETFs), for which physical holdings of gold back the value of shares in these funds. The first such fund to be launched, and now the largest, was StreetTracks Gold Shares in 2004. The price of the ETF shares track the gold price and they have made it very simple for retail investors to invest in physical gold – around 70%
of investors in StreetTracks are from the retail sector. As at the end of the year, the major gold ETFs had combined physical holdings close to 28 million ounces, with a total value of over $23 billion.
Although industrial demand for gold is negligible, there is ongoing research into several promising industrial and chemical applications.

The supply side
On the supply side, there have been some constraints. The market in recent years has been characterised by declining global output and reduced sales by central banks. Production of newly mined gold globally has peaked, despite the strength of the gold price in recent years. This is largely a function of depleted resources and the costs of developing a new mine – existing miners are experiencing rising costs, ever deeper resources and declining grades. Regarding central banks, the Central Bank Gold Agreement (CBGA), or the Washington Agreement, the second one of which (CBGA2) came into effect in September 2004, provides for sales of up to 2,500 tonnes (500 tonnes annually) of gold over five years (i.e. until September 2008) as compared to the 2,000 tonnes (400 tonnes annually) provided for in the initial agreement in 1999. These agreements reaffirmed gold’s status as a monetary reserve asset and set out to limit the sales of gold by individual signatory central banks. In recent years these sales have lagged and it is thought that certain central banks (China, Russia, and possibly some South American countries) have in fact been net purchasers of gold.

In terms of CBGA2, gold sales by central banks totalled 1,269 tonnes by the end of the third year of this agreement, which is less than the maximum of 1,500 tonnes permitted. An additional 117 tonnes has been sold since in the fourth year of CBGA2.

Where does our gold go – an economic perspective continued

AngloGold Ashanti Report to Society 2007 – Economic performance
The role of Rand Refinery
Rand Refinery is the only gold refining operation in South Africa accredited by the London Bullion Market Association, which implies that the good delivery status of the gold, as endorsed by the London Bullion Market Association, guarantees assurance that a bar of gold produced by Rand Refinery contains the quantity and purity of gold as stamped on the bar. It is one of 52 such accredited refiners around the world, the seven largest of which have sufficient capacity to refine three times the current global output of newly mined gold. The refining market is extremely competitive and Rand Refinery’s profitability is driven largely by the value it is able to add to product sold, rather than revenue from refining fees.

Rand Refinery is an unlisted public company whose major shareholders are the South African gold mining companies, AngloGold Ashanti (53%) and Gold Fields (35%). Rand Refinery refines and sells almost 100% of the gold mined in South Africa and 80% of that mined in the rest of Africa. This includes most of the gold mined by AngloGold Ashanti’s African operations.

The gold (doré) received by Rand Refinery from the gold mines is 70% to 85% pure and contains silver, iron and various other by-products. Rand Refinery refines the gold up to a purity level of 99.5% which is then saleable on international gold markets. Rand Refinery refines the gold even further by means of an electrolytic process to achieve a purity level of 99.99%. After this, the gold can be ‘alloyed down’ in terms of customers’ requirements.

Less than 50% of the gold refined and sold by Rand Refinery is in the form of 400 ounce London Good Delivery bars. Gold in this form is effectively sold at a discount as the price received by the Rand Refinery is that quoted in London and the gold still has to be transported there, and the travel and insurance costs paid.

Rand Refinery currently refines around 400 tonnes of gold per annum – with a ratio of 65:35 in terms of Value Add versus London Good Delivery. Thus around 35% of the gold refined by Rand Refinery is sold into the London market where the purchasers are mostly the bullion banks, exchange traded funds and some central banks while 65% is sold to India, Turkey, Italy and the Middle East. Gold demand from India for South African gold in 2007 is estimated at around 160 tonnes (2006: 95 tonnes), which has increased substantially following the successful introduction of more direct marketing. The three main groups of consumers of gold in India are farmers (who buy and store gold as a currency hedge in order to finance the next season’s crops), jewellery fabricators and investors. In Turkey (estimated to account for around 70 tonnes of South African gold in 2007), jewellery fabrication demand has increased exponentially in the last five to six years, largely as a result of the significantly cheaper labour and production costs there as compared to those in Italy where jewellery fabrication demand has fallen from some 400 tonnes to around 200 tonnes. Italy nevertheless remains a major destination for Rand Refinery’s gold, as is the Middle East (Dubai, Saudi Arabia and Yemen).

Additional factors in determining the destination of Rand Refinery’s gold on world markets are transport logistics and market proximity. Australia, the third largest producer of gold, competes with South Africa to supply the Indian market which is fortunately large enough to accommodate both. Australia also supplies gold to South East Asia (Malaysia, Singapore and Bangkok), in which markets are more readily accessible. The United States and Canada are self-sufficient regarding demand for beneficiated gold while China, which became the world’s largest producer of gold in 2007, may shortly become a net exporter of gold.

In order to understand the gold market, Rand Refinery has found that it is necessary to ‘own’ the value chain and it has formed alliances with the security and freight forwarding companies which carry the risk of transportation and insurance. Rand Refinery arranges to collect the doré from the mine sites by helicopter. It oversees the refining of the gold and its transportation to its vaults at OR Tambo International Airport in Johannesburg, South Africa. From here around 1,500 kilograms of gold is transported to world markets every day. This ‘ownership’ of the value chain gives Rand Refinery closer links and access to important market intelligence concerning the gold market.

AngloGold Ashanti Report to Society 2007 – Ethics and governance
Brasil Mineraç~
ao, Brazil

Ethics and
governance
Compliance with laws and regulations in the countries within which we operate, and international conventions and codes that we have adopted.
Compliance with the regulations of the securities exchanges on which our company is listed, and the regulations that are applicable to these.
Maintaining a rigorous risk management process and register of risks, which are actively considered and addressed on a regular basis.
Operating within the policies and procedures approved by the board and executive, and compliance with internal policies.
Avoiding and mitigating legal action against the company.
Contents
Living our values
76
Our scorecard
77
Review of 2007
78
Case studies
87
Objectives for 2008
87
▼
1. Key issues at a glance

Ethics and governance

AngloGold Ashanti Report to Society 2007 – Ethics and governance
2. Living our values
A key feature of our values statement is our intention to conduct ourselves with honesty and integrity in all that we do. Our values inform our business principles, which are applicable across AngloGold Ashanti and in all of the countries in which we do business.
Business principles – a responsible and ethical corporate citizen
1.
We will comply with all laws, regulations, standards and international conventions which apply to our businesses and to our relationships with our stakeholders. Specifically, AngloGold Ashanti supports the Universal Declaration of Human Rights, the Fundamental Rights Conventions of the International Labour Organization (ILO) and those principles and values referred to in the United Nations Global Compact.
2.
Should laws and regulations be non-existent or inadequate, we will maintain the highest reasonable regional standard for that location.
3.
We will fully, accurately and in a timely and verifiable manner, consistently disclose material information about the company and its performance. This will be done in readily understandable language to appropriate regulators, our stakeholders and the public.
4.
We will not offer, pay or accept bribes, nor will we condone anti-competitive market practices and we will not tolerate any such activity by our employees.
5.
We prohibit our employees from trading shares when they have unpublished, material information concerning the company or its operations.
6.
We require our employees to comply with all money handling requirements under applicable law, and we further prohibit them from conducting any illegal money transfers or any form of ‘money laundering’ in the conduct of the company’s business.
7.
We will require our employees to perform their duties conscientiously, honestly and in ways that avoid conflict  between their personal financial or commercial interests and their responsibilities to the company.
8.
We will take all reasonable steps to identify and monitor significant risks to the company and its stakeholders. We will endeavour to safeguard our assets and to detect and prevent fraud. We will do this in a manner consistent with the international human rights agreements and conventions to which we subscribe.
9.
We will promote the application of our principles by those with whom we do business. Their willingness to accept these principles will be an important factor in our decision to enter into and remain in such relationships.
10.  We are committed to seeking out mutually beneficial, ethical, long-term relations with those with whom we  do  business.
11.  We encourage employees to take personal responsibility for ensuring that our conduct complies with our  principles. No  employee will suffer for bringing to management’s attention any violations of these principles or any other legal  or ethical  concern. Although employees are encouraged to discuss concerns with their  direct managers, they  must, in any event, inform the Group Internal
       Audit  Manager of these concerns. Mechanisms are in place to anonymously report breaches of this statement of principles.
12.    The company will take the necessary steps to ensure that all employees and other stakeholders are informed of these principles.
13.  If an employee acts in contravention of these principles, the company will take the appropriate disciplinary  action concerning such  contravention. This action may, in cases of severe breaches, include termination of  employment. In addition, certain contraventions  may also result in the commencement of civil proceedings against the employee and the referral of the matter to the appropriate enforcement bodies if criminal  proceedings appear warranted.

3. Our scorecard
Objectives for 2007
Performance in 2007
Achieved or
The next steps
not achieved
Developing and implementing an
employee handbook on key
compliance and governance policies. While the various materials were Following the strategic review and
Developing and implementing a produced during the year, they review of the company’s values in supplier handbook on key were not implemented as the late 2007 and early 2008, the compliance and governance policies company has instituted a strategic Not achieved various compliance handbooks applicable to them. review, which may have an and values documentation will be
Communication and, in particular, impact on these documents. revised and rolled out.
the roll-out of the values and
business principles and associated
policies to all employees.
Cerro Vanguardia, Argentina

Ethics and governance continued

AngloGold Ashanti Report to Society 2007 – Ethics and governance
4. Review of 2007
Introduction
AngloGold Ashanti remains committed to the highest standards of corporate governance.
Corporate governance is addressed directly by the Audit and Corporate Governance Committee of the
Board, although it is the responsibility of the Board as a whole. The Board is guided by the company’s founding statements, the Board Charter, the company’s legal obligations in terms of the South African
Companies Act of 1973 and the US Sarbanes-Oxley Act of 2002, the company’s legal and disclosure obligations to the JSE (where it holds its primary listing), as well as various corporate governance guidelines, such as the King Code on Corporate Governance 2002.
A detailed discussion on corporate governance may be found in the company’s Annual Financial
Statements 2007, at www-aga-reports.com. The following summary is provided for information and context but is by no means a comprehensive review of corporate governance within the company.
A number of significant changes during the year have had a major impact on the AngloGold Ashanti group.
They are:
The decision by Anglo American plc (which at the end of December 2006 held a 43.6% interest in the company), to reduce its shareholding to below 20%. As a result of this reduction in shareholding, all the directors representing Anglo American plc on the AngloGold Ashanti board, namely Mrs Cynthia Carroll and Mr Rene Médori, together with his alternate Mr Peter Whitcutt, resigned on 9 October 2007. The immediate consequences of this corporate activity are that the company is able to chart its own independent future without restrictions being imposed on it by a majority shareholder and that over 80%
of the company’s shares are now in free float.
The appointment of Mr Mark Cutifani as CEO and director of the group, following the retirement of
Mr Bobby Godsell.
The restructuring of the group, in line with revised business objectives and management principles. Two other executive directors left the group during the year, namely, Mr Roberto Carvalho Silva and Mr Neville
Nicolau. See the section on Employment on page 88.
Other changes to the board during the year include the appointment of Mr Sipho Pityana, who is the executive chairman of Izingwe Holdings (Proprietary) Limited, and the resignation of Dr Sam Jonah.
As a result, as at 28 February 2008, the AngloGold Ashanti Board comprises 12 members (2006:17), of whom:
eight (67%) are independent non-executive directors; (2006: 52%)
two (17%%) are non-independent, non-executive directors; (2006: 24%)
two (17%) are executive directors; (2006: 24%)
the chairman of the company, Mr Russell Edey, and the Deputy Chairman, Mr James Motlatsi, are both independent.
There are eight board sub-committees that meet on a regular basis. (A decision was taken during the year to dissolve the Marketing Development Committee.) The sub-committees comprise members of the Board and have written terms of reference. The committees are:
The Audit and Corporate Governance Committee
The Employment Equity and Development Committee
The Executive Committee

The Investment Committee
The Nominations Committee
The Political Donations Committee
The Remuneration Committee
The Safety, Health and Sustainable Development Committee.
The responsibility for the oversight of safety, health, environment and community issues falls under the
Safety, Health and Sustainable Development Committee. Members of this committee, which is chaired by
Mr Bill Nairn, met on five occasions during the year. Mr Sipho Pityana is the Deputy Chairman.
Management representatives are invited to attend the meetings, with the primary agenda item rotating from meeting to meeting. Safety is always on the agenda.
The company’s ethical performance is guided by its mission, values and business principles.
Safety, health and environmental performance, and relations with government, community members and other stakeholders forms an integral part of the management of operations. These aspects are considered when operational and individual managers’ performance is reviewed. Safety targets and performance in particular form part of the remuneration policy for senior and middle management at operations.
Risk management
The assessment, mitigation and management of risk is an integral part of the management of safety, health, environment and community issues. The Board, which has ultimate responsibility for the total risk management process, reviews and approves the risk strategy and policies that are formulated by the executive directors and senior management. Management is then accountable to the Board and has established a group-wide system of internal control to manage significant group risk.
A full review of risk, control and disclosure is undertaken twice a year and considers key findings from ongoing monitoring and reporting, management assertions and independent assurance reports. This is then reported to the management committee, the executive committee and the Board Audit and Corporate
Governance Committee. Due cognisance is taken of the precautionary principle in our risk identification and assessment processes. In line with our adoption of the ICMM Sustainable Development Principles and
Framework, we implement risk assessment using sound science-based data and methodologies.
Reinforcing our values
As part of the introspection associated with the
restructuring process in late 2007/2008, AngloGold
Ashanti has been reviewing its mission and values and
will, in time, review the company’s business principles.
Our mission remains to create value for our
shareholders, employees and business
partners/stakeholders through safe and responsible
exploration, mining and marketing of our products. The
process of review has started with consultation with
senior managers, and will be rolled out to employees
during the course of the year.

Ethics and governance continued

AngloGold Ashanti Report to Society 2007 – Ethics and governance
Independent risk assurance processes are undertaken in many corporate functions, including safety and health, environment, community relations and mineral resource management. The corporate technical team also covers critical risk areas such as the potential for slimes dam and slip wall failure.
The Board is informed and takes account of material changes and trends in the group’s risk profile. A full discussion on the risk management process and some of the risks that could materially affect AngloGold
Ashanti may be found on page 132 of the Annual Financial Statements or on our website at
www.aga-reports.com.
Significant legal issues
AngloGold Ashanti’s in-house legal counsel in the various jurisdictions in which the company operates work closely with the corporate legal function in Johannesburg in ensuring that significant legal issues considered as part of the risk management process are brought to the attention of the Audit and Corporate Governance
Board Sub-Committee, which is responsible for risk management. A register of litigation matters where
AngloGold Ashanti has a possible financial exposure is maintained and reviewed on a quarterly basis.
The following is a summary of significant legal issues during the year under review and feedback on those reported in 2006. Note that AngloGold Ashanti defines a significant legal issue as any issue that could result in a liability to the company of $1.5 million or higher and/or which could have an adverse effect on the company’s reputation as assessed by the company executive.
Feedback on legal issues reported on in 2006:
In April 2005, AngloGold Ashanti instituted an action against various mining companies and government ministers claiming that the mines upstream from its Vaal River operations are responsible and liable for pumping underground water that arises at their mines. The company is pleased to report that this issue has largely been resolved with the formation of the Margaret Water Company in 2007. (See case study on
Progress in settlement of KOSH waster issue at www.aga-reports.com/07/KOSH.htm.)
Mr Thembekile Mankayi instituted action against AngloGold Ashanti in October 2006 in the High Court,
Witwatersrand Local Division. Mr Mankayi is claiming approximately R2.6 million ($0.4 million) for damages allegedly suffered by him as a result of silicosis allegedly contracted whilst working on mines now owned by AngloGold Ashanti.
AngloGold Ashanti filed the exception to the potentially precedent-setting legal action on the basis that mine employers are insured in terms of the Occupational Diseases in Mines and Works Act (ODMWA) and
the Compensation for Occupational Injuries and Diseases Act (COIDA) against compensable diseases and this prevents any delictual claims by employees against employers. The matter was heard in the High
Court in early February 2008 and a response is anticipated within the first quarter of 2008.
In response to the effects of silicosis in labour-sending communities, a number of mining companies
(under the auspices of the Chamber of Mines), together with the National Union of Mineworkers (NUM)
and the national and regional departments of health have embarked on a project to assist in the delivery of compensation and relief to communities that have been affected. (See case study on the Former mineworkers project and making ODMWA work – one year on at www.aga-reports.com/07/
Nongoma.htm and on addressing socio-economic needs – the Nongoma Abalimi Phambili project at
www.aga-reports.com/07/Nongoma-social.htm).
Significant legal issues that have arisen in 2007
Action has been instituted by a group of AngloGold Ashanti pensioners against the company for introducing a CPIX cap to post-retirement health care contributions by the company. The company maintains that its action is justifiable and fair given the circumstances and precedent. A summons has been issued by the plaintiffs demanding that AngloGold Ashanti restore the level of contributions to what pertained before the introduction of the cap. The company has excepted to the summons on the basis of it being vague and embarrassing. The plaintiffs have amended the summons and the matter was set down for hearing in the High Court in February 2008.
28 former expatriate employees of AngloGold Ashanti Kilo (AngloGold Ashanti DRC subsidiary) have made claims for salary arrears, severance pay, damages and interest jointly and severally against
AngloGold Ashanti Kilo and AngloGold Ashanti Ghana, the immediate holding company. Some of these former expatriates have instituted proceedings in the Brussels Labour Court claiming varying amounts but these have remained pending for some time now.
AngloGold Ashanti has received a petition of ex-Contract Workers of AGC (Limited) at its Obuasi
operation in Ghana. During the last quarter of 2000, a group calling itself Ashanti Miners' Club formed by aggrieved ex-contract workers claimed that the company had deceived them and that the company should pay them compensation for reasons that their salaries should have been pegged to the US dollar and that they should have been paid as permanent employees during the subsistence of their contracts with the company. The matter was taken to arbitration with the Ministry of Manpower Development and
Employment appointing a sole arbitrator to arbitrate and make an award. The award by the arbitrator was generally in AngloGold Ashanti's favour. The plaintiffs commenced the present action claiming that they are dissatisfied with the findings and award of the arbitrator claiming the relief set out in their statement of claim.
In Tanzania certain senior staff members are claiming overtime hours to the value of Tsh3.6 billion
(approximately $2,752,293). Mediation failed and the mediator recommended that the applicants should proceed to another forum as provided for in Section 86(b) of the Employment and Labour Relations Act
No. 6 2004.
In Tanzania, Joshua Manyelo and 36 others have filed a claim in the High Court against Geita Gold
Mining Company. It is an application for filing a representative suit. According to the claimants they are entitled to Tshs 3.8 billion in compensation but they were only paid Tshs 185,045,482.00. They are claiming the balance of Tshs 3.6 billion. A hearing has been scheduled in February 2008.
Significant legal issue that has arisen in early 2008
In early 2008, AngloGold Ashanti was forced by the South African national electricity utility, Eskom, to shut its operations during a massive, country-wide power shortage crisis. Following emergency industry discussions with Eskom, AngloGold Ashanti’s power supply has been returned to 90% of previous and contractual levels. AngloGold Ashanti has, as a consequence of Eskom’s inability to deliver, declared a force majeure in respect of some of its contractual arrangements including uranium supply and a number of contractual arrangements with contractors to the company.
There were no legal actions against the company for anti-competitive behaviour, anti-trust and monopoly practices during the year. No significant fines were received during the year for non-compliance with laws and regulations. Non-compliance with environmental permits resulted in a 12 day shut down of operations at the Obuasi tailings facilities in Ghana and a number of Section 54 instructions in terms of the Mine Health and Safety Act (see page 165) and the case study on Dealing with environmental legacies at Obuasi: an update at www.aga-reports.com/07/obuasi-environment.htm.
Engaging with our business partners/stakeholders
We recognise that a wide range of people – employees, their families, communities and others – have an interest in the operation of the business. While generally, these external parties are referred to as stakeholders, we consider that these people are in fact partners in our business in that they have a material stake in whether our operations begin, continue or close and the way in which they are affected during this process.

Ethics and governance continued

AngloGold Ashanti Report to Society 2007 – Ethics and governance
We have a wide variety of formal and informal structures in place to deal with our stakeholders and business partners – see page 17 for further details – and a comprehensive but not exhaustive list of these appears on our website at www.aga-reports/07/stakeholders.htm.
Voluntary compliance
AngloGold Ashanti firmly believes in self-regulation and that industry leaders – locally and internationally –
should establish robust standards against which companies should perform and be measured. It is the company’s experience that these standards very often become the foundation for international law and good practice.
At an operational level the company is involved in a range of organisations and initiatives which guides its actions. At a corporate level, we are not only members of or signatories to the following, but actively support their aims and objectives and participate in their development and functioning:
Organisation
Date of adoption/
Aims
AngloGold Ashanti’s participation
membership
United Nations (UN) Global August 2004 The Global Compact provides a The principles of the Global Compact are
Compact (Ashanti, August 2001) framework for businesses that are considered by the company, and are
(www.unglobalcompact.org) committed to aligning their operations reported against in the Report to Society.
and strategies with 10 universally See page 194.
accepted principles in the areas of
human rights, labour, the environment
and anti-corruption.
International Council of Founding member The ICMM was formed by the AngloGold Ashanti actively participates in
Mining and Metals (ICMM) in 2001 world’s leading mining companies several programmes run by the ICMM,
(www.icmm.com) to develop a leadership position in and reports against the ICMM principles sustainable development. ICMM in the Report to Society.
members believe that the mining,
minerals and metals industry, acting
collectively, can best ensure its
continued access to land, capital
and markets as well as build trust
and respect by demonstrating its
ability to contribute successfully to
sustainable development.
Council for Responsible Founding member The Council’s aim is to promote AngloGold Ashanti has participated in the
Jewellery Practices (CRJP) in 2006 responsible ethical, social and drafting of the codes of practice which are
(www.responsiblejewellery.com) environmental practices throughout currently being reviewed through a the diamond and gold jewellery consultation process.
supply chain, from mine to retail.
Communities and Small-scale Member CASM is a collaborative group aimed AngloGold Ashanti holds a seat on the
Mining (CASM) at poverty reduction by improving the Strategic Management Advisory Group
(www.casmsite.org) environmental, social and economic (SMAG) of CASM. As part of the SMAG, performance of artisanal and small- AngloGold Ashanti participated in a discussion scale mining in developing countries. regarding ASM policy and regulation with the governments of China and Mongolia. The
SMAG also plays a governance and advisory
role to CASM and as such the two groups
met twice last year.

Organisation
Date of adoption/
Aims
AngloGold Ashanti’s participation
membership
Global Reporting Organisational GRI has pioneered the development AngloGold Ashanti’s 2004, 2005 and 2006
Initiative (GRI) Stakeholder of GRI, of the world’s most widely used reports were compiled in accordance with
(www.globalreporting.org) formed in 1998 sustainability reporting framework. GRI 2002. The 2007 report has been
The framework sets out the principles compiled in accordance with GRI’s G3 and indicators that organisations can guidelines.
use to measure and report their
economic, environmental, and social
performance.
Extractive Industries AngloGold Ashanti The EITI is a coalition of governments, AngloGold Ashanti will report in line with EITI
Transparency Initiative supports the EITI, companies, civil society groups, in 2007 as far as this is possible (in line with
(EITF) (formed in 2002) investors and international any host country legislation). See
(www.eitransparency.org) through the ICMM. organisations. It supports improved reporting on payments to and from
Among the countries governance in resource-rich countries government on pages 62 to 64.
in which AngloGold through the verification and full
Ashanti operates, publication of company payments
Ghana and Guinea are and government revenues from oil,
currently candidate gas and mining.
countries in terms of
EITI reporting.
International Cyanide Founding signatory to The Cyanide Code was developed by Sunrise Dam Gold Mine in Australia received
Management Code for the Code. a multi-stakeholder steering committee conditional certification in line with the Code the Manufacture, Transport, under the guidance of the United in March 2007 and full certification in January and Use of Cyanide in the Nations Environmental Program 2008. CC&V in the USA and the four Vaal
Production of Gold (UNEP) and the then International River (South Africa) gold plants were fully
(Cyanide Code) Council on Metals and the Environment certified in September 2007. The Savuka
(www.cyanidecode.org) (ICME). The code is an industry and Mponeng gold plants (West Wits) were voluntary programme for gold mining conditionally certified in September 2007.
companies. It focuses exclusively on
the safe management of cyanide and
cyanidation mill tailings and leach
solutions. Companies that adopt the
code must have their mining
operations that use cyanide to recover
gold audited by an independent third
party to determine the status of code
implementation. Those operations that
meet the code requirements can be
certified. The objective of the code is
to improve the management of
cyanide used in gold mining and
assist in the protection of human
health and the reduction of
environmental impacts.
Voluntary Principles on Developed in 2000. The Voluntary Principles were
The company has begun the process of
Security and Human Rights AngloGold Ashanti was developed out of a multi-stakeholder formulating a roll-out strategy for the
accepted as a signatory process involving governments,
Voluntary Principles across all operations.
in May 2007. resource companies and NGOs as
These include involving senior management
a means of helping companies in
in the Voluntary Principles as they apply to
the extractive sector to improve their
the company, developing implementation
performance in relation to security
guidelines ,and undertaking training of
risk assessment and the control of
company security personnel inside the
security operatives, and to improve
organisation. Countries which we have
relations with communities on security
issues.
prioritised for the roll-out of the principles
include Colombia, DRC, Ghana, Guinea and
Tanzania.

Ethics and governance continued

AngloGold Ashanti Report to Society 2007 – Ethics and governance
Disclosure
AngloGold Ashanti subscribes to a policy of full, accurate and consistent communication in respect of both our operating and financial affairs.
Through our business principles, we have committed ourselves to “fully, accurately and in a timely and verifiable manner, consistently and fairly disclosing material information about the company and its performance. This will be done in readily understandable language to stakeholders, the public and appropriate regulators.”
A formal Disclosures Policy has been adopted by the company to guide and ensure compliance with the rules of the various exchanges on which AngloGold Ashanti is listed and provide timely, accurate and reliable information to stakeholders, including investors and potential investors, regulators and analysts.
This disclosure policy covers all employees of AngloGold Ashanti and its subsidiaries and the members of the Board of Directors.
The company’s policy (which is available on the website) deals specifically with communications with stock exchanges, disclosure standards, methods for public disclosure, regular disclosure and market guidance, other meetings, presentations and disclosure, mine site visits, group meetings and presentation, private meetings with analysts and investors, communication of information on the website, authorised spokespersons, dealing with rumours and market speculation, and closed periods.
Adherence to this policy is guided by the company’s Disclosure Committee which meets on a regular basis.
Political donations
In South Africa
AngloGold Ashanti believes that the principle of multiparty democracy as contained in the founding provisions of South Africa’s young constitution deserve support and that, in particular, our financial support for political parties will aim to promote political competition, public scrutiny of policy, and law-making. Its purpose is not to advance the company’s immediate, narrow commercial interests, though the company will continue vigorously to argue the case for good governance in the broader sense. It will also aim to encourage a policy-making environment in which there is a healthy and robust competition of ideas.
AuDITIONS, China

A sub-committee comprising independent non-executive members of the board has been set up specifically to deliberate on any political donations. The committee did not meet during the year and no political donations were made. The policy will be reviewed in 2008.
Elsewhere in the world
AngloGold Ashanti is considering the extension of this policy to all operations. No political donations were made by any operations within the group.
Dealing with contractors and business partners
AngloGold Ashanti endeavours to do business with those companies that share its business ethics and values.
Human rights screening is an important part of the group’s investment decisions and in reviewing prospective contractors and business partners. As part of the full group’s implementation of the Voluntary
Principles of Human Rights and Security toolkit, this process is being formalised. The group’s policy on
Security and Human Rights (available at www.aga-reports.com/07/Humanrights-policy.htm) applies equally to contractors as it does to the company itself. A specific module of the group’s toolkit includes a section in the interaction between the company and private security contractors. As the toolkit is fully implemented, in 2008, first in those areas deemed to be of a high risk, so a greater understanding of the current status of contracts, contractors, suppliers and other business partners will be gained and further details will be made available.
The group’s procurement and supply chain operations ensure the application of the AngloGold Ashanti principles at two levels.
First, this is done contractually and only with accredited and approved suppliers where the supplier is assessed for capability as well as product acceptability in terms of standard and quality. Contracts have specific clauses in them relating to safety, health, labour and environmental issues as these are applicable to the contract, and to the country and community in which the goods or services are being delivered.
Second, there is a strict application of the gifts policy which ensures that no supplier receives undue favour and that our employees do not compromise their integrity and impartiality.
Interaction with contractors and suppliers takes place formally on an annual basis, primarily in respect of gifts and hospitality, but also in respect of the company’s values and business principles. We have a white-
collar crime unit in place that investigates suspected fraud, malpractice and unacceptable activities and a
Supplier Monitoring Committee that considers and takes action against contractors or suppliers that are found to have breached our code of ethics.
Further work will be undertaken during 2008 in formalising these practices into policies and handbooks and ensuring that these are generally and consistently applicable across the group. While guidelines were developed during the year to support this effort, these have not yet been issued as the company is going through a process of reviewing and re-establishing its business principles.
Relying on our employees
AngloGold Ashanti has a number of policies and procedures in place to ensure that employees are aware of what is expected of them and conform as appropriate. Induction of all employees in respect of these policies and procedures is mandatory. Policies that are in place include:

Ethics and governance continued

AngloGold Ashanti Report to Society 2007 – Ethics and governance
The Market Abuse (Insider Trading Policy), which applies to employees and directors and effectively prohibits them from trading shares when they have access to unpublished, material information concerning the company or its operations.
A Conflicts of Interest Policy, which aims to ensure that the commercial transactions of the company take place in a manner that ensures the integrity and fairness of the company’s contract and tender processes. The policy applies to all employees (temporary, part-time and full-time), who may have actual, potential or perceived conflicts of interest between their personal interest and the interests of the company. (See case study on Dealing with conflicts of interest at work – www-aga-
reports.com/07/conflicts.htm).
A Code of Ethics for Employees, a Code of Ethics for Senior Financial Officers, and a Whistle-blowing
Policy that encourages employees and other stakeholders to confidentially and anonymously report acts of an unethical or illegal nature affecting the company’s interests.
Employees are encouraged to discuss issues with their direct managers first (if appropriate) and then, if not resolved, to report these through the whistle-blowing line or directly to the internal audit or legal departments. The codes and the whistle-blowing policy are available on the company’s website at
www.aga-reports.com/07/governance.policies.htm. In 2007, several initiatives were put in place to promote awareness of the codes and the policy to all levels of employees.
All reports made in terms of the whistle-blowing policy are fielded by a third party, Tip-Offs Anonymous, which ensures all reports are treated confidentially or anonymously depending on the preference of the caller. The information is relayed to management and internal audit for investigation. Feedback on reports is given when requested. A report is provided to the Executive Committee and the Board Audit and
Corporate Governance Committee on a quarterly basis. Both codes and the whistle-blowing policy are available on the company website at www.anglogoldashanti.com. In total, there were 39 cases reported in terms of the whistle-blowing policy in 2007 (2006: 29), nine of which remained in progress. The results of the whistle-blowing procedure are reflected in the graph.
Categorisation
Completed
In progress
Total number
reported
Bribery and corruption
3
3
6
Criminal activity
1
0
1
Enquiry
2
0
2
Fraud
4
1
5
Grievance
0
1
1
Irregularities
12
3
15
Misconduct
4
1
5
Unethical behaviour
2
0
2
Unfair labour practice
2
0
2
Total 30 9 39
Marketing and communications and customer privacy
AngloGold Ashanti does not conduct extensive marketing programmes. The company’s investor activities are indicated in the Annual Financial Statements and on the website. No sanctions or non-adherence with codes or regulations were reported in 2007.

4. Case studies
On our website
The following case studies may be found on our website at www.aga-reports.com/07/case-studies.htm or at the specific urls listed below.
Group
Dealing with conflicts of interest at work – AngloGold Ashanti’s 2005 policy and guidelines on dealing with conflicts of interest at work has become integrated into the company’s corporate governance principles. In 2007, specific conflict of interest cases were assessed, with emphasis being placed on ensuring that employees and other staff members become aware of potential conflicts of interest prior to the manifestation of any actual conflict. See case study at www.aga-reports.com/07/conflict.htm.
Business continuity management: update – February 2007 saw the launch of simulation trials with the intent of gathering and sharing information to be used in developing plans to manage and ensure the continuity of business operations in the event of a catastrophe. The pilot project between AngloGold
Ashanti and Anglo Platinum which has since been established involves an extremely comprehensive business continuity management (BCM) plan, designed to combat immediate, as well as long-term crises. See case study at www.aga-reports.com/07/BCM.htm.
South Africa
Progress in settlement of KOSH water issue – In 2007, a Section 21 company was formed and registered under the name of Margaret Water Company with the express purpose of managing the continued pumping of water from the liquidated Stilfontein Gold Mining Company, thereby assisting the resolution of the KOSH (Klerksdorp, Orkney, Stilfontein, Hartebeesfontein) water issue. Finalisation of the transaction between the liquidators and the Margaret Water Company is anticipated to be completed by the end of 2008. See case study at www.aga-reports.com/07/BCM.htm.www.aga-
reports.com/07/KOSH-update.htm.
5. Objectives for 2008
Developing and implementing an employee handbook on key compliance and governance policies.
Developing and implementing a supplier handbook on key compliance and governance policies applicable to them.
Communication and, in particular, the roll-out of the values and business principles and associated policies to all employees.

AngloGold Ashanti Report to Society 2007 – Employment
CC&V, USA

Employment
Skills development.
Compliance with ILO conventions and labour-related legislation in all the regions in which we operate.
Succession planning and attraction and retention of skilled and talented employees.
Constructive labour relations and the avoidance of industrial action.
Development and promotion of women in mining disciplines across the group.
Promotion of cultural diversity and ensuring compliance with legislation regulations set by country, such as the Mineral and Petroleum
Resources Development Act (MPRDA), the Mining Charter and the
Employment Equity Act in South Africa, and legislation relating to the location of employees in other regions.
Contents
Living our values
90
Our scorecard
91
Review of 2007
92
Case studies
99
Objectives for 2008
103
▼
1. Key issues at a glance

Employment

AngloGold Ashanti Report to Society 2007 – Employment
2. Living our values
One of the group’s core business principles relates to employees, namely:
We provide our employees with opportunities to develop their skills while sharing risks and rewards in workplaces that promote innovation, teamwork and freedom with accountability. We embrace cultural diversity.
AngloGold Ashanti as an employer – labour practice
1.
We are committed to upholding the Fundamental Rights Conventions of the International
Labour Organization (ILO). Accordingly, we seek to ensure the implementation of fair employment practices by prohibiting forced, compulsory or child labour.
2.
We are committed to creating workplaces free of harassment and unfair discrimination.
3.
As an international company, we face different challenges in different countries with regard to, for example, offering opportunities to citizens who may not have enjoyed equal opportunities in the past. In such cases, the company is committed to addressing the challenge in a manner appropriate to local circumstances.
4.
We will seek to understand the different cultural dynamics in host communities and adapt work practices to accommodate this, where doing so is possible and compatible with the principles expressed in this document.
5.
We will promote the development of a workforce that reflects the international and local diversity of the organisation.
6.
We will provide all employees with the opportunity to participate in training that will improve their workplace competency.
7.
We are committed to ensuring that every employee has the opportunity to become numerate and functionally literate in the language of the workplace.
8.
We are committed to developing motivated, competent and experienced teams of employees through appropriate recruitment, retention and development initiatives. An emphasis is placed on the identification of potential talent, mentoring and personal development planning.
9.
Remuneration systems will reward both individual and team effort in a meaningful way.
10. Guided by local circumstances, we shall continue to work together with stakeholders to ensure adherence to minimum standards for company-provided accommodation.
11. We undertake to ensure access to affordable health care for employees and where possible, for their families.
12. We are committed to prompt and supportive action in response to any major health threats in the regions in which we operate.

3. Our scorecard
The following table reports on our performance against the objectives we set at the end of 2006.
Objectives for 2007
Performance in 2007
Achieved or
The next steps
not achieved
Alignment of employment practices Little progress made. Not achieved New global human resources strategy and, in particular, enhancing the being developed and implemented in company’s localisation and 2008, to include specific emphasis on employment practices, and the promotion of diversity.
implementing performance
contracts at all levels.
Adoption and implementation of Consultation on the ESOP with the Not achieved Discussions in Ghana are taking longer an Employee Share Option Ghana Mineworkers’ Union is ongoing. than anticipated, but it is hoped the programme (ESOP) in Ghana; Schemes still being considered for matter will be resolved in 2008. It is progress discussions on an ESOP Namibia and Tanzania, although no planned that the Ghana ESOP model will in Namibia and Tanzania. material progress has yet been made. be the precursor to possible ESOPs in Namibia and Tanzania.
Roll-out of the Executive Development Good progress made, with first Achieved Aim to broaden the participation in the
Programme. (Collaboration between participants enrolled for 2008 programme to other corporate entities in the Fundação Dom Cabral (FDC) programme. South Africa and South America.
in Brazil, the University of Cape
Town Graduate School of Business
and AngloGold Ashanti).
Roll-out of the Global Human Good progress made, with a pilot of Partially achieved System should be fully implemented
Resources Systems Project to all the system currently being tested. by mid-2008.
operations.
Development of opportunities to A number of ad hoc programmes Not achieved New global human resources strategy enhance diversity within the introduced during the year. being developed and implemented in company. 2008, to include specific emphasis on
the promotion of diversity.
Enhance internal capability to Some progress made in decreasing Partially achieved The new global human resources strategy decrease the use of external dependence on contractors. includes the provision of opportunities for consultants across disciplines, both short-and long-term projects to through short- and medium-term group employees in preference to using global work assignments. contractors.

Employment   continued

AngloGold Ashanti Report to Society 2007 – Employment
4. Review of 2007
Introduction
The year under review was a time of significant change for the company on a number of fronts. Changes in ownership and board structure are dealt with in the section on ethics and governance on page 76. A major restructuring of the organisation took place late in the year following the retirement of former CEO, Bobby
Godsell, and the appointment of veteran mining engineer and manager, Mark Cutifani.
Key changes to the company’s structure followed and this was accompanied by the restructuring of the human capital of the company. Direct consequences of the restructuring were:
re-evaluation of the business targets and strategy;
review of the company’s values and business principles, first at an executive level and second, through consultation within the group; and
the fundamental review of the group’s human resources strategy.
Management of the group
Restructuring was undertaken first to improve operating performance, which led to the establishment of decentralised regional operating structures; and secondly, to flatten and simplify reporting lines and hierarchies, at least at senior levels. Thus the former Chief Operating Officer roles were made redundant.
Three Executive Vice Presidents were appointed in the three different time zones in which the group operates. The three – Robbie Lazare (Africa), Ron Largent (Americas) and Graham Ehm (Australia) – report directly to the CEO.
Further appointments made to the Executive Committee of the company were: Charles Carter (Business
Strategy); Richard Duffy (Business Development); Peter Rowe (Business Effectiveness); Thero Setiloane
(Sustainability); Nigel Unwin (Organisational Development); Mark Lynam (Treasurer) and Yedwa Simelane
(Compliance and Corporate Administration); and Srinivasan Venkatakrishnan remains the CFO and is the only other Executive Director (other than Mark Cutifani).
Obuasi, Ghana

93
At an operating level, two decentralised teams have been created in Africa, reporting to Robbie Lazare:
Johan Viljoen has been appointed Regional Head for Southern Africa and is establishing a lean technical and services team based in Potchefstroom.
Christian Rampa Luhembwe has been appointed Regional Head for West Africa and will establish a similar technical and services team based in Accra.
These changes will involve ongoing restructuring and downsizing to the corporate services provided from
Johannesburg.
Performance in 2007
Employees and contractors
AngloGold Ashanti continues to be a significant formal sector employer in most of the countries in which it operates, particularly at the South African operations (60% of employees) and Ghana (12%).
In 2007, AngloGold Ashanti employed 61,522 people (calculated on a monthly average basis), comprising 47,383 (77%) permanent employees and 14,139 (23%) contractors. This is virtually unchanged from 2006, when the group employed 61,453 people, made up of 46,407 permanent employees and
15,047 contractors. Details may be found in the table below:
Employees and contractors
Country
2007
Total 2006
Variance
Employees
Contractors
Total
(%)
Corporate
475
11
486
471
3
Argentina
708
309
1,017
906
12
Australia
140
641
781
479
63
Brazil
2,467
1,885
4,352
4,428
(2)
Ghana
5,394
2,155
7,549
9,443
(20)
Guinea
1,537
1,380
2,917
2,708
8
Mali
540
1,075
1,615
1,473
10
Namibia
409
0
409
313
31
South Africa
31,335
5,641
36,976
35,968
3
Tanzania
2,304
922
3,226
3,220
0
USA
338
67
405
369
10
Other*
1,736
53
1,789
1,675
7
Total 47,383 14,139 61,522 61,453 0
* Includes AngloGold Ashanti Health and other non-producing subsidiaries
03
04
05
06
07
Union representation
agreements under
collective bargaining – 2007
%
Argentina
68
Brazil
100
Ghana
98
Guinea
96
Mali
90
Namibia
100
South Africa
97
Tanzania
3
Group

Employment     continued

AngloGold Ashanti Report to Society 2007 – Employment
Significant changes in total employee numbers were reported in Argentina, Australia, Ghana and Namibia.
These were as a result of:
Australia: staffing up at the Boddington Joint Venture and the full impact of changing the shift arrangements at Sunrise Dam;
Ghana continued restructuring of operations at Obuasi;
Namibia: continued increase in employee numbers as a result of the transition to owner mining.
Separations
In total, 5,051 people left the group during the year (represents 10.5% of total number of permanent employees) for reasons relating to dismissal, resignation, death, retirement and incapacitation.
Restructuring at Obuasi in Ghana resulted in the separation of 500 employees as a result of restructuring.
Separation by gender and age group is not specifically recorded by the company for management purposes and therefore cannot be reported. In South Africa and Brazil, where women in mining programmes are run, separation levels among women are lower than in the general population. See case study at www.aga-reports.com/07/women-Brazil.htm.
Fundamental human rights conventions
Certain human rights conventions, including those relating to freedom of association and collective bargaining, are entrenched within South African legislation and the constitution, as well as in law and regulations within Argentina, Brazil, Australia, Namibia, Tanzania, Mali, Namibia and the United States. In
addition, we are committed to upholding the Fundamental Rights Convention of the International Labour
Organization (ILO). Specifically we seek to ensure the implementation of fair employment practices by prohibiting forced, compulsory or child labour and implementing these practices through country, operation and shaft level recognition and collective bargaining agreements, and through disciplinary, grievance and non-discrimination agreements and codes. No breaches of fundamental rights conventions of the ILO were alleged, nor were any charges brought against the company in connection with these during the year. No operations are deemed to be at risk in this regard, although in new project areas such as the DRC and
Colombia, special vigilance is due.
Human rights training
Human rights training, particularly for security personnel, has been initiated at all operations where this is required. In South Africa, 84% of all security employees (440 people) were trained during the year.
As part of the implementation of the group’s toolkit on security and human rights, monitoring of training, particularly in high risk areas, will be an area of attention in 2008. The company’s values and business principles are unequivocal about the company’s respect for human rights, and all employees have been informed of these.
Freedom of association and collective bargaining
Freedom of association, in particular, is recognised as a fundamental right within the group, and collective bargaining is encouraged in those countries where the relevant structures exist. Management/union relationships are governed by collective bargaining, recognition and company-negotiated agreements in respect of all of the group’s operations, with 93% of the global workforce represented by recognised trade unions or provided for by way of collective bargaining processes. AngloGold Ashanti is a strong supporter of collective bargaining. See pages 105 and 107.
Separations – 2007 (%)
Corporate Office
18.0
Argentina
Cerro Vanguardia
16.0
Australia
Sunrise Dam
21.5
Brazil
Brasil Mineraç~
ao
8.0
Serra Grande
Ghana
Iduapriem
3.4
Obuasi
10.0
Guinea
Siguiri
2.5
Mali
Morila
6.0
Sadiola/Yatela
3.4
Namibia
Navachab
4.4
South Africa
11.7
Tanzania
Geita
15.0
USA
CC&V
15.0
Group
10.5
}

Although only 87% of all South African employees are members of unions, 97.5% fall under collective bargaining agreements, including the agency-shop agreement. (The agency shop agreement exists across the lower bargaining unit at the South African operations. This agreement provides for the contribution by non-union members of 0.75% of basic monthly pay to a fund which is used to address work and social needs of that bargaining group. This has been negotiated because union members pay 1% of their basic pay as union dues.) The outcome of wage negotiations with the unions applies to all employees within that bargaining unit, whether they are union members or not.
The only exceptions to the collective bargaining arrangements are operations in the United States and
Australia, where employees (as is common practice in these countries) are not members of unions, but where a high degree of employee participation is encouraged. Brief details on the level of union participation and the unions involved are indicated in the accompanying graph.
There were no significant disputes or strikes at any of the group’s operations during the year. The most significant agreements reached between the company and unions during the year were the review of wages and other conditions of service in both South Africa and Ghana. (See case study: Towards collective bargaining, on page 104 of this report.)
Generally, conditions of service, including minimum notice periods and negotiation practices with employees and employee representatives, are guided by country legislation, collective bargaining agreements and individual contracts of employment and therefore vary from region to region.
Discrimination and harassment
All forms of discrimination, including racial and sexual harassment and discrimination against the disabled, are prohibited by the company’s business principles as well as by legislation in most of the countries where our operations are situated. Policies are in place at all operations to protect employees from prejudice and, in some countries, to promote the advancement of certain groups of employees. Specifically in countries in Africa and in Australia the rights and promotion of indigenous peoples, the historically disadvantaged and women are provided for within legislation and adopted and followed by the company. No significant cases of discrimination were reported during the year.
Women in mining
For a number of reasons, including legislation (which has excluded women from participating in mining operations in many countries) and custom, mining has historically not been a career easily accessible to women. AngloGold Ashanti recognises that women have an equal right to participate in mining as a career and has put plans in place in those countries where it has been necessary to ensure the attraction, retention, training, development and promotion of women. (See case study on Women in mining on page
108 of this report.) Key statistics related to women in the group as at the end of 2007 are as follows:
There was one woman member of the board (Mrs Elizabeth Bradley) (8% women in 2007; 6% in 2006);
In South Africa, senior and middle management: 16% women;
Women make up 8.6% of all permanent employees (2006: 6.2%);
In South Africa, 9.1% of permanent employees are women (2006: 8.1%).

Employment   continued

AngloGold Ashanti Report to Society 2007 – Employment
In South Africa in particular, the planning for and implementation of recruitment and advancement programmes for women is a requirement of the Mineral and Petroleum Resources Development Act
(MPRDA) and the company reports annually to the DME on both targets set and progress made. While progress is being made in this regard, the target set by the Mining Charter – that 10% of all posts must be held by women by 2009 – is a challenging one. Progress made and realistic targets prepared by the company are illustrated in the table.
Gender ratios – South Africa
2005
2006
2007
2008
2009
% of all employees
6.9%
8.2%
9.1%
12.3%
14.4%
who are women
% of top management
10%
16.7%
13.3%
6.2%
6.7%
who are women
% of senior management
7.9%
8.1%
8.9%
12.8%
13.0%
who are women
% of professionally
14.4%
16.1%
17.4%
21.0%
23.4%
qualified staff who
are women
2008 and 2009 represent targets. Top management = Paterson F band. Senior management = Paterson E band.
Professionally qualified = Paterson D band.
It is the company’s intention that there is parity between the wages and conditions of service for men and women. Currently the number of women in mining are still relatively low and tends to be within administrative and advisory positions. Programmes are in place in South Africa and Brazil in particular to increase the participation of women in core mining disciplines. Where the ratio of basic salary of men to women is available and relevant, this is reported in the country reports.
Diversity and equal opportunity
AngloGold Ashanti endeavours to promote an organisation that recognises and is sensitive to the diversity of the people within its host countries and is cognisant of past inequities which need to be addressed, while at the same time affording all employees the opportunity to develop further in their chosen careers.
Specifically at a time when the global resources industry is experiencing a shortage of skilled personnel, it has become even more of a group imperative to attract, train, develop and promote skilled employees.
The employment of historically disadvantaged South Africans (HDSAs) is regulated through legislation in
South Africa, specifically the Employment Equity Act, the MPRDA and the Mining Charter. Employment
equity targets and performance are set and monitored by a board sub-committee. Employment targets and achievements are reported annually to the South African Department of Labour and the DME.
As at the end of 2007:
HDSAs (including women) made up 33% of the board (2006: 18%).
HDSAs made up 30% of management (2006: 26%). (Managerial employees are defined as those in supervisory and management roles in Paterson job grades D-Lower and above).
Again, in South Africa, historical recruitment practices have created a reliance on the employment of people from outside the country, primarily in the South African Development Community (SADC). In turn, these practices have resulted in a dependence of these countries on the South African mining industry both indirectly, to provide jobs and support for large proportions of their economically active populations and their dependents, and directly through remittances that are provided. The Mining Charter requires that
South African mining companies commit to not discriminating against foreign nationals in their employment practices. In line with the reporting required by the Mining Charter on this aspect, AngloGold Ashanti reports that at the end of 2007, 34.6% of employees in South Africa were drawn from outside the borders of the country. (2006: 35.7%).
Elsewhere in Africa, an issue that has become increasingly important and regulated is the need to encourage the employment of local employees and replacement of expatriate employees, through skills transfer programmes and the career development of local citizens. We have localisation plans and programmes in place at all our operations to manage the placement of expatriate employees and the training and development of the indigenous population. This process is not without its challenges –
specifically skills shortages created by the surge in exploration and mining in Africa and elsewhere in the world, the lack of technical skills and competence in regions and countries where the company operates, the remoteness of mining operations, and the finite time horizon of mining and exploration activities.
A major company and country initiative, which includes working with other mining companies and the state, was undertaken in Tanzania in 2007 where skills shortages have reached acute levels. These initiatives are reported in a case study on developing artisans at Geita at www.aga-reports.com/07/artisans-Geita.htm.
The current level of expatriate employees at the African operations outside South Africa is reported opposite.
Training and development
Training and development initiatives at all levels – from Adult Basic Education and Training (ABET), to skills development and graduate training, to executive development programmes – underpin our overall global human resources strategy.
As part of the initiative at the South African operations to upgrade employee skills, and to create development opportunities for HDSAs in particular, the company has identified a pool of high-potential employees for whom development plans have been put in place and mentors appointed. Over and above this, all employees in the relevant disciplines are eligible to participate in learnership programmes in engineering and mining, learner miner programmes, trainee shift boss programmes, and mine overseer
Cuiabá mine, Brazil
Expatriate employees
%
Ghana
Iduapriem 0.1
Obuasi 0.1
Guinea
Siguiri 4.0
Mali
Morila 7.0
Sadiola 4.7
Yatela 5.7
Namibia
Navachab 1.7
Tanzania
Geita 5.1
Corporate 1.7

training. In fact, the broad level of development and exposure that the group can offer is a primary incentive in its efforts to attract and retain qualified and competent employees around the world. Direct total training and development expenditure in 2007 amounted to $31.4 million (2006: $26.4 million) of which $24.8 million (2006: 21.2 million) was spent on employee training and development in South Africa.
Data related to average hours of training per employee is not collated across the group as it is not deemed a meaningful measure given the number of people involved or significant differences in skills sets and the diversity of operations. This parameter therefore cannot be reported. While additional data will be collated in the future when the group’s global human resources database is implemented in 2008, it is likely that this will be reported at an operational level only. Some of the training and development initiatives undertaken by the group are discussed in more detail below.
AngloGold Ashanti has, over more than a decade, been providing ABET to employees so as to ensure that all employees have the opportunity to become literate and numerate. All employees at the operations in
Australia and the United States are literate, as are most employees in Argentina, Brazil and Ghana. The issue of illiteracy is most acute in South Africa where, currently, 9% of the South African workforce Group 3-8 does not have a recognised school-level qualification (2006: 19%).
In South Africa, the company spent R9.20 million ($1.31 million) on ABET during the year, with
4,122 employees (includes 29 employees who attended NQF2), and community members participating in
ABET programmes. The company provides extensive resources and infrastructure for ABET, with eight
ABET centres for employees and two for community members.
In 2007, an ABET programme was initiated at Navachab for employees and community members –
see case study at www.aga-reports.com//07/literacy-Navachab.htm.
Employment   continued

AngloGold Ashanti Report to Society 2007 – Employment
Obuasi, Ghana

The group’s Management Development Programme (MDP) and Intermediate Management Development
Programme (IMDP) continued during the year, with 39 and 34 employees respectively participating at a cost to the company of around $490,000. Increasingly these programmes are becoming international in scope – and this again is providing a valuable forum for diversity management and training.
Support for tertiary education in business-related subjects is another important means of developing the company’s talent pool. Study assistance programmes for employees and potential employees were provided at all operations across the group. In Argentina, where the skills shortage is acute, an innovative programme has been developed in conjunction with the University of Patagonia (UNPA) and other employers. (See case studies on companies join forces to fast track unskilled employees at
www.aga-reports.com/07/fast-track-argentina.htm and mining careers for local employees at
www.aga-reports.com/07/careers-argentina.htm)
Training for life (also called portable skills training in South Africa) is another element of our suite of training and development products. The aim of training for life programmes (developed and applied for specific circumstances around the group) is to deliver training and development in skills that are widely applicable and transferable, providing employees and ex-employees with the skills to remain economically active, whether through formal employment or self-employment, when they are no longer employed by the company. This training is also given in preparation for career endings, whether as a result of ill-health, retrenchment, downscaling or mine closure. Portable skills training was provided to 750 people in South
Africa during the year, drawing from both employees and community members. (See case study on the
Lamego Project library in Brazil at www.aga-reports.com/07/lamego-library.htm)
Minimum wages
At all of its operations, AngloGold Ashanti at least meets the minimum wage requirements legislated by the state for the mining sector where it has been legislated. In South Africa, for example, minimum wages have been set for domestic workers and farmworkers, but in most other sectors like the mining sector, wages and conditions of service have been negotiated through a collective bargaining process, of which
AngloGold Ashanti is a firm supporter. Minimum wages in the mining sector are well above minimum wages in the agricultural sector. In Ghana, minimum wages are set by the state for government employees.
AngloGold Ashanti’s operations exceed these requirements and, in addition, provide benefits such as a provident fund, which is not provided for in legislation but was negotiated through the collective bargaining process. In Tanzania, for example, a minimum wage has been legislated for the mining industry. This is well above other legislated minimum wages in the country as part of that government’s intention that mineworkers should benefit from the mineral wealth of the country.
Performance reviews
Formal performance and career development review processes are in place at all operations, for either individuals or teams. In South Africa where most of the group’s employees are based, a formal skills development plan is in place for all disciplines and all operations in line with the company’s Social and
Labour Plan (SLP), which is a submission by the company that has been accepted by government. Skills development plans are reviewed and updated on an annual basis. See the SLP reports for the West Wits and Vaal River regions on our reports website at www.aga-reports.com/WestWits.pdf and www.aga-
reports.com/07/SLP-VaalRiver.pdf.
99
Amount spent on training and
development (excluding bursary
and scholarships)
US$ (000)
Corporate office 681
Argentina 394
Cerro Vanguardia 394
Australia 400
Sunrise Dam 400
Brazil 1,299
Brasil Mineraç~ ao 981
Serra Grande 318
Ghana 1,250
Iduapriem 250
Obuasi 1,000
Guinea 358
Siguiri 358
Mali 610
Morila 319
Sadiola 38
Yatela 252
Namibia 111
Navachab 111
South Africa 24,807
Tanzania 2,058
Geita 2,058
USA 242
CC&V 242
Group
31,418
Reporting in line with
the Mining Charter
For the purpose of reporting in
line with the Mining Charter,
the company produces a
separate report for the DME, a
copy of which is available at
www-aga-reports.com/07/
Social-labour-plan.htm.

Employment   continued

AngloGold Ashanti Report to Society 2007 – Employment
Vaal River, South Africa
Additional benefits
In addition to fair remuneration practices and policies, the company provides extensive benefits to employees, beyond those which are legally mandated. These benefits include: health care; maternity and paternity leave; retirement funds; share ownership; housing allowances and accommodation; death and disability cover, and educational/study assistance,
For some employees the provision of housing or accommodation is a benefit, for others it is a necessity.
This is so for employees located at mining operations in remote areas (such as Argentina and Australia) or for employees who are drawn from other areas, as is the case for a significant number of employees in
South Africa.
By far the most formalised on-mine, employee-only accommodation is that provided in South Africa, where historically a large proportion of employees have been drawn from surrounding countries and from rural areas within the country itself. The company has been introducing more family accommodation and encouraging home ownership. As long as employees are drawn from areas beyond the immediate vicinity of the mines, however, some form of company-provided accommodation is going to be required. As at the end of 2007,
51% of South African employees were housed in company-provided residences: this shows a significant decline from 2003 when 62% of all employees were housed there. A programme to upgrade residences is under way and, in particular, efforts are being made to convert communal rooms into single room accommodation. Since 2005, when this initiative began, 1,054 single rooms have been created and a further
1,088 rooms will be created by the end of 2008. The cost to the company in 2007 was some R11.36 million.
In South Africa, meals are provided to employees living in residences and their nutritional value is carefully planned and monitored by an independent nutritional expert. The minimum calorific value required by underground workers (as stipulated by a Chamber of Mines study) is 13,500kJ – AngloGold Ashanti’s meals provide between 15,000 and 17,000kJ per day.

Since women recruits are drawn from local areas, no exclusive accommodation is provided for women
(apart from in the family accommodation). However, facilities for women have been identified as a future need, and several new change house facilities have been constructed to accommodate the increasing number of women working underground.
The provision of at least primary healthcare to all employees is a basic condition of service for all AngloGold
Ashanti employees and, increasingly, healthcare benefits are provided to dependents as well. Details on the specific housing and healthcare benefits that are provided to employees at the various operations may be found in the country/operational reports at www.aga-reports.com.
5. Case studies
In this report:
The following case studies are presented in this report.
Toward collective bargaining – the view of the group and a comparison between South Africa and Ghana – page 104.
Women in mining – on track to meet targets in South Africa – page 108.
On the website:
The following case studies may be found on our website at www.aga-reports.com/07/case-studies.htm at the specific urls listed below.
Group
Executive development – meeting the challenges of operating successfully in diverse environments – AngloGold Ashanti, in response to the need to enhance the skills of executives and senior management to enable them to function effectively, efficiently and profitably in the global business environment, has commissioned an executive development programme. The programme, which has been initiated in 2008, will be used to develop key competencies so as to facilitate strategic transitions within the organisation. See case study at www.aga-reports.com/07/EDP.htm
Argentina
Companies join force to fast track unskilled employees – A new initiative to train local unskilled employees was developed by four mining companies and a service supplier operating in Santa Cruz
Province, Argentina, at the end of 2006. The dearth of qualified mining employees facilitated this drive.
The programme comprises 11 modules, each with theoretical and practical classes. 52 of the total 151 employees who attended the programme in 2007 were from Cerro Vanguardia. 30 employees are expected to attend in 2008. See case study at www.aga-reports.com/07/fast-track-argentina.htm.
Mining careers for local employees – Cerro Vanguardia, AngloGold Ashanti’s mine in Argentina, has decided to offer its employees the opportunity to further their education and job prospects by obtaining a degree through the University of Patagonia (UNPA) while they are working. The aim is to develop the skills of local employees by facilitating the learning process at every stage. The project is set to continue in 2008, with 10 employees identified for training. See case study at www.aga-reports.com/07/ careers-
argentina.htm.
Brazil
Lamego project library – A new library at Lamego Mine, in Sabará, Brazil, opened on 21 September
2007. The library, an invaluable resource for the 192 employees at the mine and their families, houses approximately 620 books, donated by employees, relatives and others. Through this project, a culture of reading and general knowledge enhancement has been promoted. See case study at www.aga-
reports.com/07/lamego-library.htm.

Employment   continued

AngloGold Ashanti Report to Society 2007 – Employment
Women in mining in Brazil – AngloGold Ashanti’s philosophy that its employment profile should reflect the demographic profile of the communities in which it operates saw the launching of a campaign to recruit women in its Brazilian operations in 2006. During the course of 2007, the number of women involved in the company grew significantly, both in administrative and mining-related occupations.
AngloGold Ashanti has continued to receive positive feedback from its female employees in Brazil. See case study at www.aga-reports.com/women-Brazil.htm.
Namibia
Responding to the need for literacy training at Navachab Mine – Navachab Mine in Namibia saw the implementation of a comprehensive human resources planning process, designed to determine skills needs and provide input into the setting of career development paths, during 2007. ABET was introduced and made available to all interested employees, spouses of employees, and community members. This programme has ensured the enhancement of the qualifications of AngloGold Ashanti’s
Navachab Mine employees. See case study at www.aga-reports.com/07/literacy-Navachab.htm.
Tanzania
Meeting the skills shortage at Geita Gold Mine – The critical shortage of skills, particularly at artisan and technical level, in the gold mining industry in Tanzania, resulted in the establishment of the Geita gold mine engineering training centre in 2003. Over the years, not only has the scope of the training centre expanded, but the success rate has increased correspondingly. At the completion of their training, apprentices are fully qualified artisans who meet the requirements of the mining industry. See case study at www.aga-reports.com/07/artisans-Geita.htm.
TauTona, South Africa

6. Objectives for 2008
Implementation of recently introduced structural changes and obtaining employee support for the vision of the company.
Redevelopment and implementation of a new, global organisational development strategy that:
– recognises employees for their contribution to the company and to their community and is a partner in their growth and development to mutual benefit;
– develops a skilled and motivated workforce by presenting developmental opportunities and scope for personal growth; and
– promotes diversity and localisation at all levels and all operations, enabling employees to take advantage of the extensive opportunities that the group can offer.
Developing and implementing appropriate systems that support the organisational development goals of the company.
Engaging in constructive labour relations and functional collective bargaining agreements and practices.

AngloGold Ashanti Report to Society 2007 – Employment
Case study: Towards collective bargaining – the view of the
group and a comparison between South Africa and Ghana
In 2007 AngloGold Ashanti participated in collective bargaining over wages and working conditions in both
South Africa and Ghana. These are the two countries where the company employs the largest numbers of people – some 61% of the company’s global workforce in South Africa and 12% in Ghana. The two sets of negotiations offer contrasting experiences. Specifically, the experience in South Africa, where relationships are a product of decades of interaction, is indicative of the company’s commitment to collective bargaining relationships around the world. The company’s goals in this respect are well captured in the collective bargaining clause of the Fundamental Rights Conventions of the International Labour
Organization (ILO). The Ghana experience illustrates a developing relationship in labour relations and collective bargaining for AngloGold Ashanti.
Industrial relations and collective bargaining in South Africa
After the founding of the National Union of Mineworkers (NUM) in 1982, representing for the first time the majority of disenfranchised black mineworkers, and a period of adversarial relationships between the NUM and management, a bitter, three-week industry-wide mining strike followed in 1987. This event, involving the new union under the leadership of James Motlatsi (now AngloGold Ashanti deputy chairman) and Cyril
Ramaphosa, was a landmark in labour relations in the industry and in the country as a whole. Leading the negotiations on behalf of the mining industry employers was Bobby Godsell, then Anglo American labour
West Wits, South Africa

relations adviser and until recently the CEO of AngloGold Ashanti. The deal that was brokered and the way in which it was done set the scene for an evolution of industrial relations in South Africa.
Consequently, at AngloGold Ashanti in South Africa today, almost every aspect of the company’s operations is guided or influenced by union/management co-operation. Where conflict or potential conflict exists, as in wage negotiations, mutual historical experience is an influence on all parties towards settlement.
Generally, the union/management relationship is regulated by recognition and other agreements entered into at company and operational level. However, bi-annual wage negotiations in the gold and coal mining industry have historically been undertaken at a central level, with the industry having mandated the
Chamber of Mines to engage on its behalf, and the major unions – the NUM, United Association of South
Africa (UASA) and Solidarity. From the outside, it may appear that parties only engage with one another in the so-called wage negotiation season in May/June on an annual or bi-annual basis (in the case of two-
year wage agreements). In reality, there is frequent communication among them, and the relationships are mature and sufficiently developed to seek fair and mutually acceptable outcomes.
In mid-2007 for example, the major gold mining companies AngloGold Ashanti, Gold Fields and Harmony signed the 2007/2009 wage agreement with the three trade unions negotiating on behalf of gold mining workers, NUM, UASA and Solidarity. The agreement followed nearly three months of negotiations and included smaller working parties dealing with specific issues of contention. While neither the employers nor the unions achieved all they had set out to achieve, all agreed the outcome struck a balance between employee and employer expectations and the long-term viability of the industry, while taking into account the cyclical nature of the industry and declining production levels.
AngloGold Ashanti and collective bargaining
AngloGold Ashanti is committed to upholding the Fundamental Rights Conventions of the International Labour Organization (ILO) and seeks to instill and adopt fair labour practices in all the jurisdictions in which it operates. A key element of this fair labour practice ethos is the right to freedom of association and collective bargaining. The ILO Right to Organize and Collective Bargaining Convention (No. 98), 1949 describes collective bargaining as “voluntary negotiation between employers or employers’ organisations and workers’ organisations, with a view to the regulation of terms and conditions of employment by collective agreements.” In addition, the company has a global agreement with International Federation of Chemical, Energy, Mine and General Workers Union (ICEM) on the promotion and implementation of good human and industrial relations at its operations around the world.

Case study: Towards collective bargaining – the view of the group and a comparison between South Africa and Ghana continued

AngloGold Ashanti Report to Society 2007 – Employment
Wage negotiations in Ghana
Ghana has a long history of trade unionism, born out of that country’s transition to independence. A relatively high level of unionisation (estimated at 74% amongst the country’s formal sector) masks the fact that, as there is a low rate of formal sector employment and a large informal sector, in reality union membership is low. The Trade Union Congress (TUC) Ghana is the umbrella trade union organisation in the country. While the Industrial Relations Act of 1965 recognised the TUC as the sole representative of the trade union movement in Ghana, the new Labour Act gave rise to trade union pluralism in the country, with a second union, the General Manufacturing and Metal Workers (GMMW) (which is an affiliate of the Ghana
Federation of Labour), making its appearance. There are some members of the latter at Iduapriem mine although the majority of unionised AngloGold Ashanti employees are represented by the TUC.
The relationship between the former Ashanti Goldfields and Ghana trade unions was long and established, and relied to a great degree on personal relationships and leadership. The advent of AngloGold Ashanti as the owner of the company’s Ghana operations in 2004, and a changing corporate and management structure during the three years since the business combination, has had an impact on relations between the parties. It became apparent in the latest round of negotiations that there are insufficient formal structures in place to facilitate contact, and there is a lack of sufficient trust. The consequences of the differences between the relationships can perhaps be illustrated by the course of the 2007 wage negotiations.
Negotiations began on Friday 27 April and reached an impasse on 9 July 2007. While management made a final offer of a 9.5% increase, the union revised its demand to 16.5%, from a starting point of 18.5%.
Having referred the matter to the National Labour Commission for mediation in July 2007, the unions, representing approximately 4,600 workers, threatened to embark on industrial action should their wage demands not be met. In an effort to resolve the matter, the National Labour Commission enforced an unprecedented process of compulsory arbitration and, in August, announced an 11% wage increase for unionised workers.
In commenting on its ruling the Commission indicated that it was mindful of the challenges that confront corporate entities regarding the need for internal equity versus external competitiveness in the design and administration of their compensation, and at the same time it took into consideration inflation in the country
(around 10.4% in 2006) which has had an impact on employees. All the parties accepted the outcome of the Commission without appeal.
While AngloGold Ashanti was pleased to have reached a settlement, the company is striving to develop a framework within which sound collective bargaining can flourish. At the same time efforts are ongoing to foster constructive relationships with unions that would enable all parties to participate fully in voluntary collective bargaining without resort to third party resolution.
Many of these initiatives, by their very nature, are medium- and long-term. For the immediate future, however, AngloGold Ashanti has already engaged in discussions with the unions on the way forward for the 2008 negotiations.

Operating around the world
In two of the countries in which it operates – Australia and the USA – employees have elected not to be unionised. AngloGold Ashanti is satisfied that the statutory protection offered by labour legislation and the constitutions of those countries support basic labour rights enshrined in the applicable ILO instruments. In other areas of operation, the company has relationships with representative trade unions.
Additionally, as the group enters new areas of operation, it faces further challenges and opportunities of operating in new jurisdictions. AngloGold Ashanti believes that its tradition of developing robust and constructive relationships and structures for collective bargaining with trade unions internationally will stand it in good stead, and will guide the company in its interactions.
Obuasi, Ghana

Case study: Women in mining – on track to meet targets in
South Africa
In South Africa, legislative barriers prevented women from working underground until relatively recently.
Apart from various legislation introduced in recent years to promote and ensure equity in the workplace, the South African Mining Charter has specifically tried to redress this imbalance from the past by setting a target that women should make up 10% of mining companies’ total workforce by 2009.
AngloGold Ashanti has made progress, increasing the representation of women in the company’s workforce (expressed as a percentage of all South African-based employees, including foreign nationals)
from 7% in 2005 to 9% in 2007. Jan Norval, Manager: Human Resources Development for the South
African operations, comments that retention rates are encouraging, with labour turnover among female employees no higher than the average across the board.
“Our programme is not just about meeting the Charter targets,” says Norval, “AngloGold Ashanti strives to reflect the diversity of the communities among which it operates, and, ultimately, we would wish our employment demographics to reflect those of the country as a whole.”

AngloGold Ashanti Report to Society 2007 – Employment
Savuka, South Africa

At the outset, an effort was made into gaining an objective picture of its female employees’ attitudes and perceptions. Following an earlier audit in 2005 (See case study: Women in mining – uncovering the barriers:
AngloGold Ashanti Report to Society: 2005), the company commissioned a follow-up study in February
2007, carried out by an independent researcher. In total 110 women, at all levels of employment, were interviewed in a combination of focus groups and one-on-one discussions.
“Both studies highlighted similar issues, largely focusing around infrastructural aspects such as the provision of facilities, or workplace issues such as perceived isolation and lack of support,” says Norval.
The infrastructural issues most commonly raised in the 2007 audit were shortages of:
underground toilets in sufficient proximity to the workplace; and
convenient access to family planning facilities.
Work-related issues included:
dissatisfaction with career progression; and
negative perceptions of reasonable representation in all occupational categories and levels.
“While the 2007 audit shows some issues of concern have not changed, some encouraging progress has been made, for example with regard to sexual harassment,” says Norval. “Respondents at all business units indicated a perception that the company had made significant efforts in terms of awareness training on sexual harassment, and that this had gone a long way in creating a shared understanding between men and women regarding personal interaction in the workplace. This perception is borne out by the fact that the number of reported sexual harassment cases is declining.”
Norval also reports that virtually all respondents expressed their confidence that there is now no discrimination against women in terms of pay or conditions of employment; this was not the case in the previous survey.
To date, 23 change houses have been made available, usually through the conversion of existing, redundant facilities; and clinic opening hours are being adjusted to provide accessibility at convenient times.
“Demand for child care facilities (an issue raised by some respondents) varies,” says Norval. “We recruit women exclusively from the communities surrounding the mines, and we mostly find they prefer to arrange child care through family members.” Two crèches have been established, one in Vaal River and one in West Wits.
Regarding such issues as perceived lack of support for women in the workplace, various women’s networking forums have been established.

Case study: Women in mining
– on track to meet targets in South Africa continued

AngloGold Ashanti Report to Society 2007 – Employment
At business unit level, if no formal women’s forum has been established, provision has been made for women to be represented on the various structures that feed into the skills development and employment equity committees.
Central forums have been established at West Wits and Vaal River to accommodate women working in the
South Africa Region Services and Sustainable Development departments. Meetings of these forums are convened quarterly by Avril Harris, Human Resources Manager Business Services, in West Wits, and by
Larissa la Grange, Senior Community and Social Development Officer, in Vaal River.
Meetings to date have been attended by between 40 and 60 women. Suggestions emanating from these meetings are routed through the relevant channels to try and resolve issues that may arise.
The greatest remaining challenge, in Norval’s view, is the persistent imbalance in gender distribution between surface and underground jobs. “Across the spectrum, whether you are looking at category 3-8 and artisan jobs, or at entry-level graduate and diplomate positions, you still find relatively few female applicants for jobs in the core technical disciplines. For example, of the 2,764 employees recruited at the category 3-8 level in 2007, 87% are male; the current bursar population is 50, 24% of whom are female.”
Overall, Norval is confident AngloGold Ashanti will meet the 10% target by 2009 – equating to some 3,100 employees – and continue making progress towards its broader objective of embracing cultural diversity through an employee profile that reflects South Africa’s social demographics.
Savuka, South Africa

Two success stories
Lizanne Maritz and Elizabeth Molefi are two women who have shown they can cope successfully with the challenges of the mining industry.

Lizanne (25) joined AngloGold Ashanti in November 2000 on a Learnership Programme, for a Level One Stope Artisan position. This is the entry-level for occupations into the artisan engineering programme.

Her technical high school background laid the foundations for a career in the mining industry. Through part-time study at the Carletonville Technical College and Klerksdorp Vuselela Technical College, she went on to achieve a N3 technical qualification and passed her trade test as an instrument technician in October 2005. She joined AngloGold Ashanti Training and Development services in January 2007 as an instrumentation training officer. “You must just believe in yourself,” she says. “Nothing is too hard if you have the right mindset and support.”

Her supervisor, Senior Training and Development Officer JT Ndebele, comments: “Lizanne is a dedicated individual with strong leadership qualities. She is still in the learning phase in her training role, but has already made an impact in the instrumentation department by suggesting a number of new systems. She is a valuable asset to ATDS and the company.”

Elizabeth (43) joined the company in 1989 as a clerk. She cites “personal ambition, and my aspiration to take my rightful place in life” as her reasons for choosing a career in the mining industry. Elizabeth is married with two children. “As parents, we both look after the family, so I am blessed with a good support system,” she says.

Elizabeth was appointed to her current position of winding engine driver training officer in March 2005. JT Ndebele comments: “Elizabeth is dedicated and motivated. She has implemented a number of  training systems and plays an important role in ensuring that everyone, especially historically disadvantaged South Africans (HDSAs), has the opportunity to apply for winding engine driver positions. She has already trained a few female learners and they have all successfully completed the programme.”

Case study: Women in mining
– on track to meet targets in South Africa continued

AngloGold Ashanti Report to Society 2007 – Employment
Women in mining – Mponeng’s approach
Mponeng mine has proved among the most successful of AngloGold Ashanti’s operations in integrating women into the workforce. This is borne out by comments made by respondents in the external audit carried out in 2007, of which the following extract is an example:
“The women at Mponeng were the most positive and satisfied of all women surveyed. The women highlighted that staff don’t want to leave Mponeng. The atmosphere is one of a family environment –
‘feels like home’. They feel that AngloGold Ashanti is moving towards accommodating the needs of women and are encouraged by the recruitment and selection of larger numbers of women.”
Senior Human Resources Manager, Peter Lombard, cites a number of initiatives as contributing to this success.
Development plans for group 3-8 women – A development plan document for group
3-8 employees was drawn up by the Employment Equity sub-committee. The process of completing these plans has begun, and development plans have been completed for 55% of the mine’s female employees. Career paths are discussed with them and they are given the opportunity to nominate their career path preference. Advice is then provided on the development initiatives required in order to pursue this career path. This is a combined effort between the NUM and management.
Administration of ‘Women in Mining’ questionnaire – A one page questionnaire has been drawn up by the Employment Equity sub-committee and has been completed by 124 women to date, with the initial focus on employees in category 3-8. The purpose of the questionnaire is to gauge the present experiences and perceptions of women working at Mponeng. It addresses
Mponeng, South Africa

such matters as sexual harassment, discrimination and facilities for women. The results of the audit are discussed at the relevant forums and remedial action is taken on any problem areas or proposals discovered during the exercise. This is another combined initiative between management and organised labour.
Single accommodation for women – A survey was carried out to gauge the interest among female employees in residing in single accommodation. 15 female employees indicated an interest and further discussions will be held with them early in 2008 to investigate a way forward.
Women in Mining as a regular agenda item – Women in Mining is a standard agenda item at employment equity committee meetings. Matters such as discrimination, sexual harassment and cultural diversity are discussed, as is the mine’s progress towards meeting employment equity targets.
Sexual harassment presentation – A presentation on sexual harassment forms part of the mine’s induction programme, both for new employees and those returning from annual leave. A copy of the AngloGold Ashanti Sexual Harassment Policy is also made available during the presentation, and questions and discussions are encouraged.
Cultural diversity training – A cultural diversity course is in place at Mponeng, with gender issues forming an integral part of the content. Gender representation is an important element when nominating delegates for the course: some 338 employees have attended the course to date, and feedback received has been positive.
Social activities for women – A number of social activities have been established, including a female soccer team and a choir, and have proved popular with female employees.
Facilities for women – An appropriately furnished change house facility has been established for women in the residence. Toilet facilities for women are also being established underground, with
24 toilets having been built to date.
Recruitment initiative for women – A focused recruitment plan is in place to meet the 10% target by December 2009. Women are recruited for underground positions which were traditionally occupied by men. 403 women (6% of total complement) are currently employed at Mponeng and
Savuka and their services departments, compared with 133 (2.5%) in November 2005.
Positions for women – Initially, after engaging with organised labour, certain underground positions, largely in engineering and in development rather than stoping, were identified as suitable for women. However with the introduction of physical capability testing as part of the selection process, it has been agreed that all occupations, without exception, are open to women provided they meet the necessary criteria.
Meetings with management – Women are well represented on mine forums, such as the employment equity, wellness, skills development, and health and safety committees. Management has also taken the initiative to have ad hoc meetings and workshops with women to ascertain their views, concerns and recommendations.
Risk assessment for women – A comprehensive risk assessment exercise has been carried out at
Mponeng mine to determine the risks for women on the mine. The document has been distributed and communicated to all stakeholders. It is standard practice for women in underground occupations who become pregnant to be redeployed to surface occupations during this period.

AngloGold Ashanti Report to Society 2007 – Regional health
Obuasi, Ghana

Regional health
▼
Planning for and managing the social and economic impact on the company and the communities in which we operate. Key areas that we have identified are:
HIV/AIDS, particularly in Southern Africa
Malaria, particularly in West Africa
Cholera, which is endemic in Guinea
The global threat of avian flu
Contents
Living our values
116
Our scorecard
118
Review of 2007
117
Case studies
126
Objectives for 2008
125
1. Key issues at a glance

Regional health continued

AngloGold Ashanti Report to Society 2007 – Regional health
2. Living our values
AngloGold Ashanti’s regional health management practices and policies are guided by the group’s business principle, ‘AngloGold Ashanti as an employer – labour practices’, the last point of which is relevant to regional health threats:
We are committed to prompt and supportive action in response to any major health threats in the regions in which we operate.
3. Our scorecard
Objectives for 2007
Performance in 2007
Achieved or
The next steps
not achieved
HIV/AIDS
VCT uptake of 60% at all business
VCT uptake of 102% amongst the
Achieved
As VCT needs to be undertaken on a
units in South Africa.
South African workforce
regular basis, we will continue with our
(assuming single testing).
efforts to promote VCT.
Rate of 1 peer educator to
Rate of 1 peer educator per 52
Partially achieved
Adequate number of peer educators
50 employees at all business units
employees for the SA region as a
have been procured; now the challenge
in South Africa.
whole
is to use them more efficiently.
25% increase in Wellness Clinic
Net total of 4,610 patients
Achieved
Increasing access to and use of Wellness
patients.
enrolled in Wellness Programme,
Programme remains a priority.
an increase of 29%.
25% increase in patients on ART.
Cumulative total of 2,061 patients on
Achieved
Provision of ART to, and retention on ART
ART, an increase of 40%.
of, infected employees will remain an
important area of work.
Malaria
Implement integrated malaria control
Progress has been made as plans for
Partially achieved
Programme to be fully implemented
programme at Geita.
the programme have been put in
in 2008.
place, including liaison with local
government officials, training of spray
operators and a first round of spraying
(mine village and infrastructure) has
been completed.
Obtain approval for funding of
Funds for 2008 programme have been
Achieved
Further implementation of the programme
control programmes at Siguiri
allocated. Initial work started at
is planned for 2008.
and Iduapriem.
Iduapriem and Siguiri with studies of
the regional vectors completed.
Achieve a further reduction in
A further 62% reduction in the malaria
Achieved
Continued implementation of the
malaria incidence of 25% at
incidence rate at Obuasi was achieved,
programme is planned in 2008.
Obuasi and achieve community
indicating a 74% reduction in malaria
parasite prevalence of less than
incidence rate since the implementation
50% in all samples.
of the programme in 2006. The 2007
Obuasi study showed a community
parasite prevalence of 18% to19% in
all samples, a reduction in malaria
parasitemia of 57% compared with
that of 2006.

4. Review of the year
Introduction
Inherent in our core values and business principles is a commitment, on the part of AngloGold Ashanti as an employer, to ease the burden for employees in the face of debilitating regional health threats and to ensure that the resulting impact on the company is addressed.
During the year under review four regional health threats have been identified, unchanged from 2007. They are:
the management of HIV/AIDS, which is primarily an issue in southern Africa;
the management of malaria, which is primarily an issue in West Africa;
assistance with the prevention of cholera, which is endemic in Guinea; and
the potential threat of avian flu at any operations.
Management of regional health threats
The management of HIV/AIDS and malaria is undertaken directly at an operational level between mine management and the occupational health and healthcare service professionals contracted to perform these tasks. The exact nature of the services provided differs from site to site, depending on specific circumstances and requirements. Further details are provided below and in the operation- and country-
specific reports available at www.aga-reports.com.
Experts within the company, such as James Steele who heads the HIV/AIDS programme in South Africa, and Steve Knowles, who manages the malaria programme at Obuasi, provide guidance to other operations as this is required.
Iduapriem, Ghana

Regional health continued

AngloGold Ashanti Report to Society 2007 – Regional health
The company’s response to HIV/AIDS in South Africa, where the disease is of pandemic proportions, is underpinned by the company’s Board-approved HIV/AIDS policy, and supported by an HIV/AIDS agreement between the company and various unions. Arrangements at an operational level provide for joint management/union HIV/AIDS committees that oversee the mine-based programmes.
In South Africa, oversight and implementation of the HIV/AIDS programmes is undertaken by AngloGold
Ashanti Health, a wholly-owned subsidiary of AngloGold Ashanti, in association with the business units and their HIV/AIDS committees.
HIV/AIDS and malaria programme performance and statistics are reported to the regional management of
AngloGold Ashanti on a monthly basis and to the Safety, Health and Sustainable Development Committee
of the Board every quarter. The issues are also considered during the company’s risk management process.
During the year, the company’s group internal audit, in conjunction with an external consultant, developed plans and a toolkit to manage and ensure the continuity of business operations in the event of a catastrophe with a long-term outlook such as an influenza pandemic. In 2006, the potential for avian flu was considered by a group task force in the light of the World Health Organization’s positioning of such an outbreak as a serious global health threat.
A formal plan or code of practice is being developed for each site and a number of simulation exercises have been undertaken. The exercise has proved to be very useful: AngloGold Ashanti’s operations have a track record in managing immediate crises, but have had less experience in managing those of a longer-
term nature. (See the case study in the Report to Society 2006 AngloGold Ashanti establishes avian flu task force at www.aga-reports.com/06/avian-flu.htm and Business continuity management – an update at
www.aga-reports/06/BCM.htm).
Home-based care, West Wits, South Africa

AngloGold Ashanti recognised for its contribution in the fields of malaria,
HIV/AIDS and TB control
In 2007 AngloGold Ashanti was recognised by a number of independent entities, NGOs and conferences for its work in delivering sustainable healthcare solutions in the communities in which it operates.
In June 2007, the Global Business Coalition on HIV/AIDS, Tuberculosis and Malaria (GBC) identified the AngloGold Ashanti Obuasi Malaria Control Programme as a global example of excellence in the private sector’s response to these three pandemics. Founded in 2001, the GBC is the private sector arm of the Global Fund and has spent the past six years developing a rapidly expanding alliance of over 200 international companies dedicated to combating these epidemics through the business sector’s unique skills and expertise. Headquartered in New York, GBC maintains regional offices in Beijing, Geneva, Johannesburg, Nairobi, and Paris; it harnesses the individual and collective power of the world’s top corporations to fight AIDS, TB and malaria at the local, national, and international levels.
AngloGold Ashanti also won three awards in the second annual ABSA Healthcare Initiative Awards held in August 2007, a part of the Pan African Health Congress, for its integrated HIV/AIDS and Tuberculosis Control Programmes in South Africa, and for its Malaria Control Programmes in its operations in East and West Africa winning in the category of Listed Company/Multinational Organisation/Hospital Group, as well as the Most Sustainable Project award and the award for Project with the Biggest Impact.
Performance for the year
HIV/AIDS
Prevalence estimates
HIV/AIDS remains an issue of concern in the African countries in which we operate, with the most significant affected areas in Sub-Saharan Africa. Generally, the estimated prevalence levels at our operations are in line with similar demographically segmented portions (that is, predominantly males of working age) in the general population.
It is estimated that the HIV/AIDS prevalence levels amongst employees at the South African operations in
2007 remained stable, at around 30% of the workforce.
Prevalence levels are estimated at around 8% at Navachab in Namibia, at between 15% and 20% at Geita in Tanzania, at between 3% and 4% at Sadiola/Yatela and Morila in Mali, at 3% in Ghana, and at 4.5% at
Siguiri in Guinea. While the prevalence level at Geita is far higher than the estimated Tanzanian national average of around 9%, the prevalence rate at the mine is consistent with the level in Mwanza Province in which the mine is located. The same applies to Siguiri mine in Guinea, where the prevalence level in the province and at the mine is higher than the national prevalence level of 1.5%.
AngloGold Ashanti programme
The group’s HIV/AIDS programme in South Africa is the most comprehensive as this is where the disease has had its greatest impact and, additionally, where the company has the greatest number of employees.
For this reason, the performance that is covered below relates primarily to the South African operations.

The key objectives of the group programme are: minimising the risk of HIV/AIDS to the company and its employees by reducing and ultimately eliminating new infections; efficiently managing those infected; and
supporting those with advanced AIDS.
AngloGold Ashanti’s HIV/AIDS programme is grouped into three areas:
prevention of HIV, through various workplace initiatives, including Voluntary Counselling and Testing
(VCT);
treatment programmes, which comprise the clinical care of those infected by the virus, including the use of anti-retroviral therapy (ART); and
support for the AIDS-ill requiring separation from the company and palliative care, including support for various community initiatives.
Regional health continued
120
AngloGold Ashanti Report to Society 2007 – Regional health
Prevention:
Extensive education and awareness programmes are in place at various operations in an effort to halt the spread of the disease and to reduce and eliminate the stigma associated with it. (See case study on the success in recruiting peer educators at Great Noligwa mine in South Africa at www.aga-
reports.com/07/Great-Noligwa-peer.htm and the launch of the HIV/AIDS programme at Iduapriem at
www-aga-reports.com/07/Iduapriem-HIV.htm).
Voluntary Counselling and Testing (VCT) forms a cornerstone of every HIV/AIDS programme and is available, directly or through nearby facilities, at every operation. All our African operations encourage VCT in a strictly controlled anonymous environment that provides not only for further options in terms of treatment but guarantees confidentiality and support by the company.
A great deal of emphasis is placed on VCT at the South African operations, with VCT targets being an important part of performance management at senior levels. In 2007, 33,435 VCT encounters were recorded and, assuming single testing, this represents around 102% of the South African workforce (2006:
75%). Of those tested, 65% have had a single test during the year, while 35% had two or more tests. Of those tested during the year, 20% were HIV-positive and 80% HIV-negative.
At a number of the African operations outside of South Africa VCT is undertaken by third parties (such as state hospitals or jointly-funded centres). Not all the statistics are available to the company and hence cannot be meaningfully reported. At some operations, where VCT is offered to dependents and community members, statistics are captured for all VCT encounters and not for employees alone.
Prevention
Treatment
Support
AIDS co-ordinators Integrated healthcare Engagement with NGOs and
AIDS committees provision – primary, community
Induction training secondary and tertiary Home-based care
Peer education Primary health care clinics Projects supported through
Awareness campaigns Wellness clinics corporate social investment
Information sessions Treatment of opportunistic initiatives
Condom distribution infections
Treatment of STIs ART
Commercial sex worker
treatment
VCT
* Restated due to a transition from
an external database to an
internal database.

Two significant achievements during the year were the successes achieved in promoting VCT: at Siguiri mine in Guinea more than 1,000 community members participated in VCT during the year; similarly, at Iduapriem in Ghana, a new state/mine partnership saw the rapid growth in VCT in the second half of the year, with
41% of employees participating in a programme that was also extended to dependents and contractors.
Wellness programme
In line with the significant increase in VCT in South Africa, so there has been a similar rise in the participation in the wellness programme – as those who have tested positive are persuaded to understand and manage their health.
At the end of December 2007, there were a cumulative 4,610 participants in the wellness programme, with
1,182 people joining the programme for the first time. The comparative figures for the end of 2006 were a cumulative total of 3,554 patients, with 1,252 new enrolments during the year.
Anti-retroviral therapy
Anti-retroviral therapy (ART) is available to all employees at the African operations either directly from company facilities (South African operations, Navachab in Namibia, Obuasi in Ghana, Siguiri in Guinea),
through company sponsored or funded facilities (such as Iduapriem in Ghana, Geita in Tanzania, and Morila in Mali) or through state facilities (Sadiola/Yatela in Mali).
In South Africa, a cumulative net total of 2,061 employees are being provided with ART, through AngloGold
Ashanti Health in West Wits and Vaal River. A total of 189 patients previously receiving ART withdrew from the programme for a variety of reasons, including poor adherence, retirement, resignation and death. In
70% of these cases ART was no longer considered to be medically indicated for a variety of reasons. It should be noted that in South Africa ART is provided by the state and efforts are made to support the transition by referring employees on ART to state-run facilities. In 2006, the corresponding statistics were
1,467 patients on ART, with 617 new patients during the year.
VCT attendance
(South Africa) %
0
20
40
60
80
100
120
03 04 05 06
07
102%
75%
32%
10%
9%
Home-based care, West Wits, South Africa

Malaria
Malaria remains an area of concern for AngloGold Ashanti’s operations in Ghana, Guinea, Mali and
Tanzania. Not only does the disease result in death, illness and absenteeism amongst employees, but the disease is a major cause of death in young children and pregnant women, with an obvious impact on employees’ families and communities.
Key elements of the malaria control programme are depicted in the diagram below:
Regional health continued
122
AngloGold Ashanti Report to Society 2007 – Regional health
Economic benefits of ART
In 2002, AngloGold Ashanti took
a decision to provide ART to
employees where this was
medically indicated, in advance of
the state-provided ART
programme that followed in 2004.
At that time the company was
faced with either introducing what
was deemed to be a high-cost
intervention (in the form of ART) or
face the reality of rising death rates
(peaking at 14 people per 1,000
employees in 2004) and
consequent impact on the
company, employees and their
communities. The loss of a
breadwinner in the South African
context could have an impact on
more than 10 people, very often in
rural and poverty-stricken areas of
Southern Africa.
Over the past five years, however,
drug access and affordability have
improved and the cost
implications have not been as
significant as had originally been
envisaged. Interventions with ART
have increased both the physical
and economic lifespan of those
affected, and limited the social
consequences associated with
the loss of a breadwinner. In
addition, outcomes to date
indicate improved levels of
absenteeism of affected
individuals, lower costs of medical
care and lower than expected
recruitment costs.
Medical separation
In total, 763 employees in South Africa left the employment of the company as a result of ill-health in 2007.
Although not all of these separations were as a result of AIDS it is likely that this was the reason behind some of the ill-health formal medical separations. In 2006, this figure was 993.
Deaths
Approximately 285 people died because of illness while in the service of the company in South Africa in
2007 (2006: 305 people). It is estimated that AIDS was one of the main courses of these deaths. This figure has declined, largely as a result of the provision of ART. Statistics for operations outside of South Africa are not disclosed for reasons of confidentiality as the numbers are so low.
Costs
Total expenditure on the company’s HIV/AIDS programme in South Africa amounted to approximately
R25.15 million in 2007 ($3.6 million) (2006: R21.5 million). This excludes medical care (for example admissions for opportunistic infections) and other costs associated with ill-health retirement, recruitment, training and productivity losses.

Malaria programme, Obuasi, Ghana
An extensive malaria programme is in place at Obuasi and the lessons learnt here are being applied elsewhere (See case study Lessons learnt at Obuasi to lead other programmes at www.aga-
reports.com/07/malaria-Obuasi.htm). Malaria rates have declined consistently over the past three years –
from 25% in the first quarter of 2005, to 15% in the first quarter of 2006 and then again to 7% in the first quarter of 2007. Because of seasonal changes in malaria incidence, it is appropriate to compare quarterly rates.
In 2007 the programme was audited by The National Institute of Communicable Diseases (South Africa)
and the Noguchi Institute of Ghana, with an overall score of 95%.
A revised integrated malaria control programme was launched at Geita in Tanzania in September 2007, with indoor residual spraying of the Mchaura staff village and all mine vehicles. Spraying is being extended to Geita Town (a population of around 140,000 people) in 2008.
Work began during the year on the development of an integrated campaign at Siguiri in Guinea, modelled on the programme at Obuasi. A Professor Richard Hunt of the University of the Witwatersrand’s
Department of Entomology, undertook a survey at the mine to identify the malaria vector (carrier) mosquito in the region, and possible insecticide resistance by these vectors. This has provided valuable insight into the malaria programme planned for 2008. (See case study on Study on Siguiri mosquitoes to inform malaria programme at www.aga-reports.com/07/Siguiri-malaria.htm).
In addition to monitoring the incidence of malaria (that is known and diagnosed), the company has developed a malaria lost-time injury frequency rate (MLTIFR). This is expressed as the number of cases
(incidents) due to malaria for every million man-hours worked, and allows the rate to be compared with the conventional LTIFR.

Regional health continued

AngloGold Ashanti Report to Society 2007 – Regional health
Malaria programme, Obuasi, Ghana
Incidence
The incidence of malaria has continued to decline at Obuasi in Ghana following the third year of the integrated malaria control campaign, from 164 per 1,000 employees in 2006 to 61 in 2007.
At Iduapriem, the incidence of malaria decreased from 8.6% to 7.8% during the year. At Morila mine in Mali, the malaria incidence remained unchanged at around 2%.
4. Case studies
In this report
The following case study is presented in this report.
TB control at AngloGold Ashanti Health – applying best practice – page 126.
On our website:
The following case studies are presented on our website at www.aga-reports.com/07/case-studies.htm or at the urls listed under each heading.
Ghana
Obuasi malaria control programme: a model for Africa – The most significant public health threat to
AngloGold Ashanti’s operations in West Africa, malaria, resulted in the development of the integrated malaria control programme at Obuasi Mine in Ghana in 2006. In September 2007, the success of the programme saw a 74% decline in reported malaria cases since January 2005. The incorporation of various elements in the programme has ensured an integrated approach and the reception of international recognition. See case study at www.aga-reports.com/07/malaria-Obuasi.htm

Iduapriem launches VCT programme – August 2007 saw the successful launch of a voluntary counselling and testing (VCT) programme at Iduapriem mine in Ghana. The VCT programme has improved knowledge of, as well as the attitude towards, HIV and AIDS, with 461 employees, contractors, and community members being tested in the first month alone. Treatment of HIV and AIDS has also been greatly assisted by the programme. See case study at www.aga-reports.com/07/
Iduapriem-HIV.htm
Guinea
Study of Siguiri mosquitoes to inform malaria programme – A survey to identify the malaria carrier mosquito in the region of AngloGold Ashanti’s Siguiri mine in Guinea was undertaken during the course of 2007. Professor Richard Hunt of the University of the Witwatersrand’s Department of Entomology
explored the reasons for the prevalence of malaria in the area, and suggested valuable solutions to combat this fatal disease. A malaria control plan will be established that will positively impact both the mine and the surrounding community. See case study at www.aga-reports.com/07/Siguiri-malaria.htm
South Africa
Success in recruiting peer educators at Great Noligwa mine – AngloGold Ashanti has recognised the invaluable contribution of peer education in generating awareness, providing a forum for the discussion of key issues, and imparting information on the prevention and treatment of HIV and AIDS.
A peer education programme has been established at Great Noligwa mine, South Africa, with excellent results. Careful management and innovative drives are sure to guarantee the project’s continued
success in 2008. See case study at www.aga-reports.com/07/Great-Noligwa-peer.htm
5. Objectives
The following objectives have been set for 2008
HIV/AIDS
To increase VCT uptake at all African operations and to achieve an 80% uptake at all business units in South Africa.
To recruit and train additional peer educators and to achieve a rate of one peer educator per 50 employees in South Africa.
To increase the ratio of employees registered at the Wellness Clinics to at least 60% of those estimated to be infected with HIV.
To increase the ratio of employees on ART to at least 90% of those in whom it is clinically indicated.
Malaria
To implement integrated malaria control programmes at Geita, Siguiri and Iduapriem.
To achieve further reduction in malaria incidence at Obuasi and Sadiola/Yatela.

AngloGold Ashanti Report to Society 2007 – Regional health
Case study: TB control at AngloGold Ashanti Health –
applying best practice
Taking into account that South Africa has one of the highest prevalence rates of HIV infection in the world, and is positioned seventh of the countries with the highest burden of tuberculosis (TB), it is not surprising that the South African gold mining industry, with risk factors of high HIV prevalence of about 30%, and the additive effect of occupational exposure to silica dust, has probably the highest known incidence of TB in the world. A well-managed and effective TB control programme is essential in such a setting and
AngloGold Ashanti Health (AGA Health) has in place such a programme, which is nationally and internationally recognised for its effectiveness and sustainability.
The underpinning principles of the TB programme involve the incorporation of recommendations from the
World Health Organisation (WHO), the South African National TB Control Programme guidelines, and the
Guidelines for TB Control Programmes in the Mining Industry issued by the South African Department of
Mineral and Energy Affairs. Compliance with the Occupational Diseases in Mines and Works Act, the
Compensation for Occupational Injuries and Disease Act, the Mine Health and Safety Act, and the National
Health Act of South Africa are built into the programme.
TB control programmes in high incidence settings should include proactively finding, rapidly identifying and diagnosing infectious cases, access to rapid bacteriological methods for culture, identification and drug sensitivity testing for TB bacteria, and provision for the rapid institution of appropriate therapy with quality drugs. In addition, the isolation of infectious cases, the administration of treatment via directly observed supervision, and the confirmation of a bacteriological cure at the end of treatment are essential components. No programme can claim success without an adequate quality assurance and audit trail of how the programme functions. Lastly in the setting of high-HIV prevalence, no TB programme will be successful without an equally effective HIV programme administering active anti-retroviral therapy (ART) to those patients in need.
Each element above is in place in the AGA Health TB programme. Active case finding is supported by the twice-yearly occupational health chest x-ray screening of all employees working underground and in other
‘dusty risk work’ positions. The installation of digital x-ray technology at the Occupational Health Centre and the commissioning of two mobile digital x-ray units have improved the early detection of pulmonary disease. Symptom screening of patients at every health care contact, that is, asking direct questions about the presence of coughing for more than two weeks, night sweats and weight loss, facilitates the earlier identification of possible TB suspects, and their diagnosis and treatment.
A modern TB laboratory situated at the Vaal River operation’s West Vaal Hospital processes the sputum microscopy and culture essential for the bacteriological confirmation of diagnosis and, on completion of the treatment, confirmation of the cure for Pulmonary TB (PTB) cases.
Quality combination drug therapy is started as soon as the diagnosis for PTB or other forms of TB is confirmed. Patients are educated about their condition and on the need to take their treatment properly for the entire duration of the treatment programme – six months for new cases and eight months for re-
treatment cases. Directly Observed Therapy (DOT) is the strategy applied to the administration of TB treatment and involves the daily supervised administration of therapy either at one of the health care facilities or by a treatment supervisor. The underlying principle is that every daily dose of medication is seen to be swallowed. Using combination-drug therapy ensures that the patient receives all four drugs required for optimal therapy, combined in one tablet formulation.
Regular quality assurance, quarterly data analysis, and annual audits of the standard operating procedures applicable to all aspects of the TB programme ensure that the success or failure of the programme can be evaluated to optimise effectiveness. Benchmarking standards for TB control programmes are identified by both the WHO and the South African National TB Control Programme and have been met or bettered by the AGA Health TB control programme since 2001 on a quarter-by-quarter basis for both case-finding and successful outcomes.
Patients who have TB need to know their HIV status as each condition has an aggravating effect on the other. For TB patients who are co-infected with HIV, there is a need for proper assessment and the timely introduction of Highly Active ART. Improved outcomes, reduced mortality, more rapid return to health and earlier return to work are achieved by treating both conditions effectively. Yet despite these facts, there is still reluctance on the part of some TB patients to be tested for HIV, and they miss out on the synergistic benefits of treatment for both conditions.
For patients who have completed their TB therapy for occupationally related TB, a compensation medical examination is performed approximately six months after the completion date. Those patients considered to be suffering from disability as a result of TB infection are referred to the Medical Bureau for Occupational
Diseases (MBOD) for assessment of compensation.

Case study: TB control at AngloGold Ashanti Health –
applying best practice continued

AngloGold Ashanti Report to Society 2007 – Regional health
Despite an effective TB programme, wherever TB exists and is treated there is always a risk of patients developing multi-drug resistant TB (MDR-TB). Approximately 4% of the total AGA Health TB cohort develops MDR-TB which on review is fairly evenly split between new TB cases and re-treatment cases.
With the possibility of MDR-TB being spread from one patient to another, especially in the setting of high
HIV prevalence, a MDR-TB unit was established at the West Vaal Hospital in late 2003 where patients are housed in an airborne infection isolation unit that can take up to 25 patients at a time. As MDR-TB carries a higher mortality and is more difficult and costly to treat, these patients spend prolonged periods of time in hospital, with the average stay being more than six months.
Unfortunately the clinical condition of some patients does not improve despite the use of MDR-TB treatment, as the TB bacteria develop progressive resistance to the MDR-TB drugs. This results in the development of extremely drug resistant TB (XDR-TB) a condition for which there are very few drugs currently available for treatment. XDR-TB carries a very high mortality and has been recognised within the
AGA Health MDR-TB cohort of the AGA Health TB programme. Research into the genetic mechanisms of
TB resistance is currently underway with the Division of Molecular Biology and Human Genetics at the
University of Stellenbosch.
Both the AGA Health TB and HIV wellness programmes in South Africa, and the malaria programme for
West and East Africa, were recognised in September 2007 at the ABSA Health Care Initiative Awards,
which formed part of the Pan African Health Care Congress. Both programmes were winners in the category ‘Listed Company/Multinational Organisation/Hospital Group’, with AngloGold Ashanti also receiving the ‘Most Sustainable Project and the Project with the Biggest Impact’.

MDR-TB and XDR-TB
Multi-Drug Resistant TB (MDR-TB) and Extensively (or Extremely) Drug Resistant TB (XDR-TB) are not new diseases. MDR-TB occurs when the TB organism demonstrates resistance to at least Isoniazid and Rifampicin, two of the most effective first line anti-TB drugs available, while XDR-TB is diagnosed when the TB organism demonstrates resistance to one of the second line injectable drugs (Kanamycin, Amikacin, or Capreomycin) and to the Fluoroquinolones.

MDR-TB occurs in 102 of the 109 countries that report TB statistics to the WHO. The WHO estimates that 424,203 MDR-TB cases were detected in 2004, representing 4.3% of all new and previously treated TB cases. More than half of these were in China and India, while the highest estimated prevalence was in countries of the former Soviet Union and certain provinces of China. This represents a 55% increase over the estimates for 2000.

Resistance to the two first line drugs has been around ever since these medicines were first used as treatment for TB and reflects the ability of the organism to develop resistance to antibiotics. Cases of chronic non-responsive tuberculosis were identified in the 1980s and MDR-TB had been classified by 1988. Similarly, cases of XDR-TB have also been identified in the past 20 years as resistance developed to the second line drugs. AGA Health diagnosed its first case of XDR-TB in 1988 and labelled it chronic non-responsive tuberculosis but it has only been classified in the past four years or so and was only described in terms of the current definition by the WHO in October 2006. The recent rise to prominence of MDR-TB and XDR-TB is a result of the significant increases in such cases, largely as a result firstly of drug-sensitivity testing which has allowed the medical fraternity to identify them, and also as a consequence of the HIV epidemic which promotes the rapid spread of TB.

AngloGold Ashanti Report to Society 2007 – Community
Community project, Iduapriem, Ghana

Community
▼
Continued development and implementation of community relations and social development management systems.
Implementation and observance of the Voluntary Principles on Security and Human Rights.
Engaging with communities and other interested parties in jointly addressing and resolving issues, including legacy issues.
Ensuring that any resettlement undertaken is carried out in accordance with company policy.
Understanding and managing relationships with artisanal and small-
scale miners, within the bounds of country-specific legislation.
Ensuring sustainable local economic development in the areas in which we operate.
Contents
Living our values
132
Our scorecard
133
Review of 2007
134
Case studies
154
Objectives for 2008
155
1. Key issues at a glance

Community continued

AngloGold Ashanti Report to Society 2007 – Community
2. Living our values
One of our values relates to the communities in which we do business, namely:
We strive to form partnerships with host communities, sharing their environments, traditions and values. We want communities to be better off for AngloGold Ashanti having been there. We are committed to working in an environmentally responsible way.
Our business principle, ‘AngloGold Ashanti and the community’, guides the way we do business and enables us to live our values.
AngloGold Ashanti and the community
1.
AngloGold Ashanti’s aim is to have a positive impact on the people, cultures and communities in which it operates. Accordingly, we will be respectful of local and indigenous people, their values, traditions, culture and the environment.
2.
We will strive to ensure that surrounding communities are informed timeously of, and where possible are involved in, developments which affect them, throughout the lifecycle of our operations.
3.
We will undertake social investment initiatives in those areas of need where we can make a practical and meaningful contribution. In particular, we will contribute to those areas of education and health care which are relevant to our business activities, and those most likely to be sustainable once our operations in that community have ceased.
4.
The company will encourage its employees to make themselves available for participatory and leadership roles in the community.
5.
We will seek to acquire and use land in a way which promotes the broadest possible consensus among interested people. Where involuntary resettlement is unavoidable, we will abide by appropriate guidelines for resettlement, where they exist, and in any event will work with the local communities to develop workable plans for any resettlement which may be necessary.
6.
We will strive to contribute to the sustainable economic development of host communities through procurement activities; the contribution of redundant assets to the community;
assistance in the establishment and growth of small- to medium-sized sustainable enterprises;
and the procurement of goods and services from local vendors where appropriate, including the outsourcing of appropriate functions.

Community project, Vaal River, South Africa
3. Our scorecard
In 2007 we set a number of objectives. We report our performance against these in the table below.
Objectives for 2007
Performance in 2007
Achieved or
The next steps
not achieved
Further refinement of community
Roll-out of the community and social
Partially achieved
Both the resettlement and compensation
relations and social development
development management system
and human rights and security modules
management system. Additional
was achieved during the year.
will be completed and implemented in
modules will be developed as
2008. The cultural heritage and sacred
required to cover issues including:
sites module will be completed in 2008.
resettlement and compensation;
human rights and security; and
cultural heritage and sacred sites.
Addressing issues arising from
Progress made at various sites,
Partially achieved
Ongoing discussions are being held at
small-scale and artisanal mining,
although several incidents of conflict
international, national and local levels to
including human rights concerns. In
occurred in Ghana, and land/pit
reach acceptable solutions.
2007, the focus will remain on
invasions were experienced at Siguiri,
continued implementation of the
Geita and in the DRC.
company’s strategy, particularly at
Geita, Obuasi, Siguiri and in the DRC.
Alignment of security arrangements
Training of security personnel begun
Partially achieved
The process should be completed by
with the Voluntary Principles on
at all high-risk operations. Internal
the end of 2008.
Security, a process which should be
review of alignment against voluntary
completed by mid-2008.
principles undertaken at key
operations.
Increased emphasis on local
Process continued in 2008.
Achieved
The company will continue to look for
economic development activities will
opportunities for supporting sustainable
continue in 2007 in line with the
local economic development.
management targets set for key
operations.

4. Review of the year
Introduction
We have a wide variety of formal and informal structures in place to deal with our stakeholders – see page
19 for further details – and a comprehensive, but not exhaustive, list of these stakeholders appears on our website at www.aga-reports.com/07/stakeholders.htm. Of these, the communities in which we operate, or in the case of exploration activities, could potentially operate, are vitally important to us. It is for this reason that we have included discussions on our activities in the Democratic Republic of Congo (DRC) and
Colombia in this section of the report.
Management approach
Community-related matters are addressed at board level by the Safety, Health and Sustainable
Development Committee which has within its remit the evaluation of social, economic, environmental and health impacts of the company’s operations on local communities. (See page 32 for further details on the functioning of this committee).
At a corporate level, a community relations and sustainable development team develops company policy in respect of community-related issues as well as guidance and processes to assist the operations in acting in accordance with our business principles and policies. This team has also been responsible for the development of company-wide planning support and reporting systems, particularly in respect of
Stakeholder Engagement Action Plans (SEAP) and Integrated Development Action Plans (IDAP), which form the backbone of our community engagement efforts.
Over the coming year the web-based management system will continue to be rolled out to all operations via a series of workshops and operational visits. The priority remains the full implementation of the two core modules (SEAP and IDAP). A supporting module on Resettlement and Compensation practices, including cultural heritage and sacred sites, will be finalised for implementation in 2008. A Human Rights and Security
Community  continued

AngloGold Ashanti Report to Society 2007 – Community
Community project, Bamako, Mali

module (to bring the company in line with the Voluntary Principles on Security and Human Rights) was
completed during 2007 and will be implemented in 2008.
Also at a corporate level, AngloGold Ashanti engages with international advocacy and voluntary bodies to develop standards, norms and best practice, such as the International Council for Mining and Metals
(ICMM) and the International Organization for Standardization (ISO). AngloGold Ashanti is also supportive of, and has participated in discussions and programmes initiated by, the Council for Responsible Jewellery
Practice, the World Gold Council, the Initiative for Responsible Mining Assurance, and Communities and
Small-scale Mining.
The South African socio-political landscape is governed by a range of legislation, the most important to the mining sector being the Mineral and Petroleum Resources Development Act (MPRDA) which requires that all mining operations submit and adhere to a Social and Labour Plan as a prerequisite to the granting of new order mining rights and report their compliance with the MPRDA in accordance with the Mining
Charter. In addition to specific human resources-related issues, the Charter requires mining companies to engage with local communities in which the company’s operations are situated and from which it draws its workforce. AngloGold Ashanti was granted these conversions in respect of all of its operations in August
2005 and again reported on its compliance with the Mining Charter in 2008. This report may be accessed at www.aga-reports.com
Stakeholder engagement
AngloGold Ashanti recognises that there are a wide range of people – employees, their families, communities and others who have a real and material interest in whether or not we operate in their communities or indeed countries, during the entire life cycle of a mining project. We recognise that this impact may be negative or positive, depending to a large degree on how we plan for it and how it is managed. We also recognise that in addition to the provision and development of infrastructure for the mine (such as roads, water supply, accommodation), certain direct social and economic initiatives will need to be undertaken. Our definition of
International standards for social responsibility
The International Organization for Standardization (ISO) has launched the development of an international standard providing guidelines for social responsibility. The guidance standard will be published in 2010 as ISO26000 and its use will be voluntary. It will not include requirements and will thus not be a certification standard.
The ISO is looking for a middle way that promotes respect and responsibility based on known reference documents without stifling creativity and development. Its aim is to encourage voluntary commitment to social responsibility that will lead to common guidance on concepts, definitions and methodologies.
Industry, government, labour, consumers, NGOs and other stakeholder groups are participating in the social responsibility working group to develop ISO26000. Joint leadership is being provided by the
Swedish Standards Institute (SIS) and the Brazilian Association of Technical Standards (ABNT).
Alan Fine, the company’s corporate affairs manager, represents South African industry at this forum.

Community  continued

AngloGold Ashanti Report to Society 2007 – Community
corporate social investment is narrow and excludes infrastructure development that is related to mine development. We endeavour to engage with stakeholders on an ongoing basis and through specific fora that have been created. A great deal of attention has been paid to getting these fora started at every operation in line with the operation’s Stakeholder Engagement Action Plan (SEAP).
The company also works within the regulatory and good practice frameworks within the countries in which we operate. For example, the Australian Department of Industry, Tourism and Resources (DOIR) has
released its Leading Practice Sustainable Development Programme Handbooks on Community
Engagement and Involvement and Working with Indigenous Communities, both for the mining industry.
AngloGold Ashanti is committed to engaging with non-governmental organisations (NGOs) and other stakeholders on issues of mutual concern. Our over-arching strategy is to develop relationships based on a mutual recognition of each other’s legitimate right to operate.
A number of meetings have been held with NGOs during the year and, where appropriate, joint monitoring and investigation processes are being put in place to deal with both legacy issues and ongoing stakeholder concerns at Obuasi and in the DRC. Training in the use of the Stakeholder Engagement Action Plan (SEAP)
toolkit was provided during the year, and accordingly all operations have reviewed or are reviewing their current engagement processes. Specific structures are being put in place to deal with grievances and legacy issues.
Community project, Nova Lima, Brazil

Open door policy at CC&V
CC&V mine, located near the picturesque town of Victor in a historic mining area, has a close relationship with its local communities. In addition to meetings and offering tours of the property to community members, the company maintains an open door policy for interested parties to raise issues and concerns.
Says Jane Mannon, Community Relations manager, “By keeping an open door policy, we hear about problems or issues that may arise and try and address community concerns before they become larger issues. Through this we are also able to learn which community development projects the community would like us to support and where our participation will be most effective.”
It is not always plain sailing for CC&V. In 2007, activities on the western side of the operation, which are closer to residential areas, have generated increased interest from residents who voiced their concerns. Several operational changes have been made in response, including, for example, noise curtains on exploration drills and the reduction of leaching on side slopes near highways.
The mine is an active member of the Southern Teller County Focus Group. This entity, set up in 1998, meets on a quarterly basis to discuss historic preservation, economic development and the mining operations in general.
137
Among the particular interest groups and reports that have been addressed by the company during the year are:
Food First Information and Action Network (FIAN), in relation to environmental and social performance at
Iduapriem mine. For further information on what the company is doing at Iduapriem see case studies on
An integrated approach to community relations at Iduapriem at www.aga-reports.com/07/Community-
Iduapriem.htm and Rehabilitation success at Iduapriem at www.aga-reports.com/07/Iduapriem-
environment.htm.
CC&V, USA

Community relations in Brazil
In Brazil the company has a long-standing Good Neighbourhood Programme which bridges the gap between community relations and environmental issues. The range of operations (from exploration, to construction, mining processing and closed operations) makes this process even more important as communities not only live and work in the region, but are highly dependent on the mines for their livelihoods. (See case study on Good Neighbours programme takes on environmental emphasis at
www-aga-reports.com/07/Good-neighbours.htm)
Community  continued
138
AngloGold Ashanti Report to Society 2007 – Community
Amnesty International’s report called: ‘Colombia – Killings, arbitrary detentions and death threats: the reality of trade unionism in Colombia’. Amnesty International’s report and the company’s response may be found on our website at www.anglogoldashanti.co.za/Social+Responsibility/Stakeholder+
Communication.htm. Further information on the company’s activities in Colombia may be found in the country report at www.aga-reports.com/07/Colombia.htm and AngloGold Ashanti’s views on freedom of association and collective bargaining may be found in the Employment section of this report on page
94, and in the case study called Towards Collective Bargaining, on page 104.
The Catholic Agency for Overseas Development (CAFOD) and Human Rights Watch, in respect of the company’s activities in the DRC and the publication Unearth Justice: Counting the Cost of Gold. A process has been put in place whereby AngloGold Ashanti now meets regularly with the elected Cadre de Concertation (Dialogue Executive) which is the civil society group that has been established following a multi-stakeholder conference held in Bunia, Ituri, in September 2006. It is hoped that this multi-
stakeholder dialogue will work towards finding ways forward on the range of issues raised by these and other stakeholders, and indeed other stakeholders – including AngloGold Ashanti.
The basis for community relations is stakeholder engagement which is why so much emphasis has been placed on Stakeholder Engagement Action Plans. At many of our African operations (outside South
Africa) the issues relate to artisanal and small-scale mining (ASM) and resettlement and compensation.
Nova Lima, Brazil

What is ASM?
Artisanal and small scale mining (ASM) is a global phenomenon in mineral-rich, predominantly third-world and poorer countries. The NGO, Communities and Small-scale Mining Initiative (CASM), estimates that there are 13 to 20 million people in over 30 developing countries actively engaged in ASM and a further 80 to 100 million people depending on the sector for their livelihood. (Source: www.casmsite.org).
ASM is largely a socio-economic issue that often traps its incumbents into a spiral of inter-generational poverty. It is a labour-intensive activity, frequently exposing the miners to unsafe working circumstances and processes, and bringing them into conflict with land-owners and regulators. ASM miners typically work in groups and can be highly organised, with certain people specialising inspecific activities.  But, with low levels of mechanisation, poor productivity and rudimentary processes for recovery, the ASM miners themselves are at the lowest end of a complex value chain, typically comprising several layers of middlemen and earning low, often subsistence, levels of income.

The sector often includes a large proportion of people from vulnerable groups such as women, children and migrant groups.
139
Dealing with artisanal and small-scale mining
The presence of artisanal and small-scale mining (ASM) at the company’s operations in Ghana, Guinea,
Tanzania and (to a lesser extent) Mali, as well as the exploration sites in Colombia and the DRC, poses one of the most significant and multifaceted community-related challenges facing AngloGold Ashanti.
Our strategy in respect of ASM is one that is evolving and takes into consideration local issues and regulations and, increasingly, site-specific practices and policies will be driven through consultation with the miners themselves. Our view is one that permits co-existence and promotes the development of orderly, viable small-scale mining sectors in collaboration with our host communities and governments as a quid pro quo for respect for the security of the operations. But the issues that present themselves are complex.
(See case study in the report to society 2006 on AngloGold Ashanti’s approach to artisanal and small-scale mining at www.aga-reports.com)
There is an inherent potential for conflict between large-scale operators, such as AngloGold Ashanti, working within a formal, regulated land tenure framework on the one hand, and small-scale miners on the other. The
Artisanal mining, DRC

situation is exacerbated by the fact that these miners may claim to have an historical entitlement and may experience difficulty in accessing appropriate land, given the preference given in the allocation of mining licences and capital development incentives to the larger-scale operators. At the same time, the lack of regulation, ambiguous legislation or a legal framework which is inappropriate to small-scale and artisanal operators (and consequently is not enforced) results in further potential conflict extending to security forces, the police and the state.
Small-scale miners often blamed for environmental degradation, seldom rehabilitating the areas they have mined and releasing mercury (used in an uncontrolled manner for processing) into the ecosystem. Poor health and safety practices may also have an impact, with fatal accidents an unfortunately frequent occurrence in the sector.
Our approach of multi-stakeholder engagement is based on the premise that government needs to take a lead role in addressing the issue along with artisanal miners, large-scale miners, NGOs and development agencies. Our experience is that ASM is a social issue that cannot be resolved unless we also address the underlying socio-economic issues in the communities around our operations. With this in mind, a key part of our strategy is the identification and development of regulated ASM sites or alternative livelihoods that are sustainable, safer, and provide a better livelihood to the miner and his or her family. At Iduapriem, for example, where an integrated approach to community development includes the development of alternative livelihoods, the mine has experienced a significant decline in ASM activity on company property during the past two years.
The risks associated with artisanal and small-scale mining continue to challenge mining companies operating in developing countries. As a member of the ICMM and CASM, AngloGold Ashanti has been part of an initiative to join the artisanal mining/large-scale mining working groups of both organisations. Such an initiative would allow us to develop more cohesive strategies with other mining companies, particularly in areas where our respective operations are in close proximity (for example Ghana and Tanzania).
A number of projects are under way and structures have been created to address these issues at both an international and local level, but the issue remains one of significant concern. Specific progress or issues raised at operations during the year include:
Engaging on the issue
AngloGold Ashanti is of the view that international debate and policy development is essential in establishing guidance for good practice in dealing with ASM. We retain a seat as one of two companies on the Strategic Management Advisory Group of the World Bank’s Communities and Small-scale Mining initiative which was set up with a specific mandate to find collaborative solutions to this challenge. During
2007, AngloGold Ashanti was involved in setting up the International Council on Mining and Metals (ICMM)
Working Group on Artisanal and Small-scale Mining.
We contributed to the International Finance Corporation (IFC) publication: Artisanal and Small-scale Mining
Tools and Guidance for Large-scale Mining Companies, which is expected to be published during the course of 2008.
Community  continued

AngloGold Ashanti Report to Society 2007 – Community

Ghana
The issue remains one of serious concern to the company both in respect of the conflict between artisanal and small-scale miners and mine-employed security and security forces on mine property, and also in respect of safety and health issues where these have an impact on the employees of Obuasi.
Guinea
Ongoing pit invasions by ASM miners at Siguiri have been experienced despite tighter security measures by the mine. Siguiri engaged the services of a local consultant to analyse and understand the activities of
ASM both on site and within the local Siguiri municipality. See case study on Artisanal miners at Siguiri at
www.aga-reports.com/07/Orpaillage-Siguiri.htm. Siguiri is seeking appropriate and adequate mechanisms to resolve the issues encountered.
Tanzania
An Artisanal Mining Working Committee has been established by the Tanzanian Chamber of Mines and members (including AngloGold Ashanti, Barrick, De Beers, TanzaniteOne, IamGold and Resolute Mining)
participated in a day-long workshop during the year to formulate a national strategy for ASM. A joint
Chamber of Mines and Police Special Unit is in the process of being established to address gold and diamond theft in line with the Voluntary Principles on Security and Human Rights.
Exploration
ASM is an issue encountered by our exploration teams too, particularly in the DRC and Colombia.
In the DRC AngloGold Ashanti has contracted PACT Congo, a developmental NGO, to assist in the identification and implementation of appropriate strategies to create an initial co-existence with the ASM on the company’s concession in the Ituri region. One avenue being explored is the development of more formal, small-scale mining units that could be employed in the responsible mining of identified areas. An
ASM Working Group is in the process of being set up and a pilot project to improve ASM extraction and treatment techniques is planned for 2008.
In Colombia contracts and collaborative agreements have been entered into with the communities and mining organisations present in all the areas where ASM has been encountered.
– A policy has been developed that provides for the establishment of contracts and collaborative agreements, in the interests of promoting legalised and commercial mining activity. At the heart of the programme is the allocation of ground to ASM miners, giving them legal mining title over the property.
In return for this, the miners have to register in terms of the local mining regulatory framework and comply with some basic health and safety and environmental requirements.
– For the most part, the property identified for disposal to small-scale operators is restricted to narrow high-grade veins or alluvial-colluvial deposits, which are generally not of interest to AngloGold Ashanti in the short term. However, one of the key advantages of this approach is that it gives the operators a real, value-based, commercial interest in the property and, should the company wish to incorporate it into a larger-scale mining operation, the land could potentially be re-acquired.

Community  continued

AngloGold Ashanti Report to Society 2007 – Community
Significant incidents are reported in the table.
Significant incident reporting 2007
Operation
Nature of the incident
Action taken
DRC
December
Some 1,000 artisanal and small-
No further action currently required. AngloGold
2007
scale miners operating illegally and
Ashanti has contracted PACT Congo a
placing themselves at risk were
developmental NGO/consultancy, to assist in the
removed from an old
identification and implementation of appropriate
decommissioned mine on the
strategies to create an initial co-existence with
company’s concession with the
the artisanal miners on the company’s
assistance of the Governor of
concession in the Ituri region of the DRC.
the Oriental Province. The situation
remains peaceful.
Ghana – Obuasi
November
Mine guards were overrun by an
ASM group, armed with cutlasses
and other weapons. Four guards
were injured, two of them seriously.
A security review was conducted in December
December
A large group of ASM miners,
and a range of options is being considered
armed with cutlasses and firearms,
by management. In all cases, the responses
attacked guards on a tailings dam.
to issues have been measured, and began with
January
Employees were trapped below
dialogues with the local communities and other
2008
ground following the theft of
stakeholders. However it is management’s view
electrical cable. Employees were
that unarmed guards cannot continue to assume
safely evacuated from the mine
these risks. In the near-term, plans to arm the
through alternative means, although
the security force with non-lethal arms for
37 employees waited underground
self-protection will be considered. Additionally
for a number of hours before
management is considering the employment of
they could safely be brought to
a rapid reaction force, which would include both
surface. A sub-surface fire was
police and military personnel.
also started at this time causing
damage amounting to some
US$5 million.
Ongoing
Repeated invasion by artisanal and
small-scale miners of the Sansu
Tailings facility.
Tanzania – Geita
Throughout   A dispute arose in respect of
Following discussions with the claimants and
the year
compensation for agricultural land
with the Tanzanian Minster of Mines to resolve
and settlements in the Katoma
the dispute, it was agreed that compensation
area.
would be paid and that any outstanding
disputes would be mediated by the Minister. All
eligible residents had received compensation by
year-end. Where further complaints were
received in respect of the value, these were
jointly reviewed by the company and the District
Council and appropriate actions taken. A
consultant has been appointed by Geita to
develop a broad stakeholder engagement and
community development plan for the mine.

Significant incident reporting 2007
Operation Nature of the incident Action taken
March Eviction of people in illegal Two significant cases of illegal settlements on
2007 settlements. the mine lease area leading to evictions
occurred during 2007. Under Tanzanian law, and
after consultation with the police and the
Inspector of Mines, about 600 people at Tarzan
Valley were served with eviction notices and left
the area by the deadline date in July, without
any significant incident. A further 4,500 people
settled at Chipaka were evicted without
significant incident in September 2007.
Ongoing Diesel theft Diesel theft is also a serious issue at the mine.
These and related incidents of theft have
resulted in a number of armed attacks with
machetes resulting in serious injury to AngloGold
Ashanti personnel. To address these issues a
memorandum of understanding has been
signed with the Tanzanian Police Force (see
above) for the provision of security services
through a specially created Gold and Diamonds
Unit. The provisions of the Voluntary Principles on
Security and Human Rights have been included.
Performance for the year
Significant incidents
A number of incidents were recorded during the year. Amongst the most significant are the increasing clashes at Obuasi mine in Ghana between employees and mine security on the one hand, and artisanal and small-scale miners operating illegally on company property on the other.
Indigenous people’s issues
AngloGold Ashanti is mindful that there are specific considerations that need to be taken into account regarding indigenous people. The company is also involved in this dialogue via the International Council on
Mining and Metals and supports the Council’s draft position statement on indigenous peoples
(http://www.icmm.com/news/1054Drafthighlevelpositionstatement_FINAL.pdf). No specific incidents or complaints were recorded during the year. AngloGold Ashanti participated in the ICCM IUCN roundtable on indigenous people’s issues in Sydney in January 2008. A final position statement is expected to be released by the ICMM in mid-2008.
A handbook on working with indigenous communities developed by the Australian Department of Industry,
Tourism and Resources, which has been adopted by AngloGold Ashanti in Australia, acknowledges the traditional and historical connection that aboriginal people have with the land and the effects of colonisation and development, including mining. Recognition of differences in culture, language, law and custom are also covered. An example of the approach by the company is the Plants for People (P4P) project which was designed to empower the local Aboriginal community near Sunrise Dam, by revitalising traditional knowledge. (See the Report to Society 2006 at www.aga-reports.com/06/p4p-SDGM.htm).

Resettlement and compensation
Securing land to explore and conduct mining activities underpins the viability of the company. In some cases, particularly for open cast and surface operations, there is a need to move and resettle communities, many of whom have long-standing cultural and economic associations with the land on which they reside, and to compensate them fairly and appropriately. It is also important for the company to address grievance or legacy issues that have arisen in respect of past access to land.
Operations in which land resettlement and compensation present significant challenges to the company are Geita in Tanzania, Iduapriem and Obuasi in Ghana, and Siguiri in Guinea.
A number of legacy issues are being dealt with by the group, including:
At Iduapriem, in Ghana, where an ongoing compensation and relocation dispute is being resolved with the assistance of the mechanism of the Monitoring Advisory Group. (See case study on An integrated approach to community relations at Iduapriem at www-aga-reports.com/07/Iduapriem-
community.htm)
A review of resettlement and compensation undertaken at Obuasi in Ghana prior to 2004. This is being jointly undertaken between the Wassa Association of Community Affected by Mining (Wacam)
and AngloGold Ashanti through a Joint Investigative Group. (See the stakeholder engagement section on page 17).
In 2004, the Board Committee on Safety, Health and Sustainable Development ratified the International
Finance Corporation’s (IFC) Policies on Involuntary Resettlement as AngloGold Ashanti’s policy on resettlement. A guidance note is being prepared to assist operations and exploration sites in handling resettlement and compensation.
The planned resettlement of the community in the Katoma area in the Kalangalala Ward, Geita, was progressed during the year and attracted attention. (See list of incidents on page 142). The area in question, comprising 553 households and 230 farms, is located within Geita’s Special Mining Lease area.
While negotiations with the community began in 2004, valuations were only carried out on these properties between May and July 2006 and payments were made between July and November 2007. Resettlement
Action Plans are being developed for potential resettlement of communities at Ajopa, Iduapriem in Ghana and at Kintinian at Siguiri in Guinea.
144
AngloGold Ashanti Report to Society 2007 – Community
Community  continued
Siguiri, Guinea

Settling with the people of Teberebie
Resettlement of the Teberebie farmers as recommended in a Resettlement Action Plan (RAP) in 2003 has continued to be a cause for concern for Iduapriem mine and an issue of contention with community members and NGOs, WACAM and FIAN. The RAP recommendations stipulated land-for-land replacement in addition to monetary compensation as per the mining laws.

At issue is the fact that, while compensation was paid in monetary terms and in line with prevailinglegislation,  community members were not provided with the replacement alternative land as part of the settlement. This is predominantly a result of the complex land tenure systems in Ghana.

The Teberebie Resettlement plan included intentions to provide alternative farming land to the displaced community. The mine has, until recently, been unsuccessful in securing alternative farming land. The community, through the MAG, has been involved in the process of alternative land identification. This includes ongoing negotiation with the chiefs of neighbouring communities.

Through a process of extensive engagement between the mine and community members, an area for potential resettlement that can accommodate the majority of displaced farm lines has now been identified and is currently being reviewed by the Teberebie chief and Resettlement Committee. The process of engagement will continue until a suitable arrangement has been reached.

Discussions with communities in the Ajopa mining lease area and valuation of land on which mining is likely to take place in the future has begun. The mine is committed to ensuring a more timeous and smoother implementation of the IFC guidelines during this resettlement process.

Another issue of concern is the injury to and rehabilitation of a local farmer. (Reported in the Country Report on Iduapriem in 2006 – www.aga-reports.com). Mr Baidoo was injured in 2006 in a scuffle between state security personnel and local farmers who were protesting against having to use analternative route to the mine´s major haul road (which was deemed by the mine to be unsafe for pedestrian traffic). Mr Baidoo was struck by a stray bullet in the torso. On humanitarian grounds, the mine has assumed responsibility for Mr. Baidoo´s medical rehabilitation and care which is ongoing, and has provided an income to him.

Community project, Iduapriem, Ghana

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AngloGold Ashanti Report to Society 2007 – Community
Human rights and security
AngloGold Ashanti operates in a number of countries where security considerations make it necessary for operations to rely on special support, on a fee for services basis, from the police and/or army. This is the case in Ghana, Guinea, Mali, Tanzania, the DRC and Colombia. It is a complex issue that raises moral and social concerns and requires ongoing management, monitoring and attention.
Following AngloGold Ashanti’s admission to the Voluntary Principles on Security and Human Rights (see
accompanying box), a range of activities is under way to harmonise the group’s activities with this international good practice guideline, including the finalisation of the group human rights policy.
A management standard and accompanying guidance note, a training programme and a toolkit to assist operations and exploration sites in aligning their security practices with the Voluntary Principles have been developed and will be implemented during the course of 2008.
Voluntary Principles on security and human rights
The Voluntary Principles were developed out of a multi-stakeholder process involving governments, resource companies, and non-governmental organisations (NGOs) in late 2000. They were drawn up with the objective of helping companies in the extractive sector to improve their performance in relation to security risk assessment and the control of security operatives, and to improve relations with communities over security issues. Accordingly, they focus on three main areas:
risk assessment;
interactions between companies and public security; and
interactions between companies and private security.
Human rights toolkit
As part of the implementation of the Voluntary Principles on Security and Human Rights, AngloGold
Ashanti has produced a guideline and toolkit for employees and contractors that will be implemented in 2008.
The guidelines elaborate on the group’s policy on security and human rights (see website – www.aga-
reports.com/07/humanrights-policy.pdf), explain what human rights and human rights abuses are, what the Voluntary Principles are and what they are designed to do and provide implementation guidelines for the group’s operations.
Included in guidelines are operating standards for asset protection employees and contractors covering issues such as screening of employees, use of technology and entrapment, privacy and the interception of communication, carrying of firearms, use of force, dogs and firearms, dealing with arrest, among other issues.

Morila, Mali
Corporate social investment
Corporate social investment is one of the ways in which we work toward ensuring that communities are better off for our having been there. Many of our operations are located in areas of great need, where development has been minimal, resources are scarce and high levels of poverty exist. The need to invest appropriately and in a manner that is sustainable is countered by the pressure from communities and indeed governments to receive tangible and immediate benefits.
Where this makes sense to do so, and particularly in less economically developed regions, operations are encouraged to develop partnerships with other parties – such as mining companies and other industry, contractors, NGOs and government – in ensuring the greater impact of their delivery.
In 2007, the group spent $8.05 million on corporate social investment (2006: $7.75 million, which included
Bibiani mine). A narrow definition of corporate social investment is used in establishing this figure: corporate social investment expenditure is defined as the voluntary investment of funds in the broader community, through programmes, which span a range of development and maintenance activities seeking to complement the work of government, non-government (NGOs), and community-based organisations
(CBOs), where the target beneficiaries are external to the company. Corporate social investment specifically excludes those activities which the company is legally obliged to undertake or where the purpose is primarily commercial, for example marketing, employee benefits or public relations activities.

Community

AngloGold Ashanti Report to Society 2007 – Community
Corporate social investment (US$000)
2007 2006 Reasons for variance
Argentina
Cerro Vanguardia (92.5%)
371
234
Increased focus on corporate social investment
initiatives.
Brazil
Brasil Mineração
481
692
Expenditure related to the Pneumocology
Reference Centre and programmes related
to the care of former employees with silicosis
was excluded in 2007.
Serra Grande (50%)
131
629
Expenditure on corporate social investment
($492,000), which forms part of a tax incentive
scheme, is not included here.
DRC
Exploration
71
84
Australia
Sunrise Dam
77
249
Major once-off expenditure in 2006 included the
Laverton Hall of Fame and Plants for People
project.
Ghana
Iduapriem (85%)*
319
432
Obuasi
1,985
128
$1.69 million attributed to expenditure on the
malaria control programme.
Bibiani
156
The mine was sold in December 2006.
Guinea
Siguiri (85%)**
395
308
Mali
Morila (40%)
55
39
Sadiola (38%)
and Yatela (40%)
47
210
Namibia
Navachab
360
787
Expenditure relating to the local school which
many employees’ children attend were not
included in the spend this year.
South Africa
Corporate office
3,001
3,025
SA operations
179
107
Tanzania
Geita
265
478
USA
CC&V
311
190
Includes donations of goods (not previously
included), a large donation was made towards the
Pikes Peak Regional hospital fund to assist in
getting this operational and 2007 was the first year
of a three-year grant to the Cheyenne Mountain
Zoo.
Total
8,048
7,748
* 100% of Iduapriem held by AngloGold Ashanti from 1 October 2008.
** The figure for Siguiri includes the amount paid to the Prefectural Council for the development of Siguiri as part of a legally binding 0.4% revenue agreement.

The vehicles for corporate social investment differ from region to region, and operation to operation, and are in line with the specific needs indicated by communities.
A major change undertaken during the year was the way in which corporate social investment is managed in South Africa. Until the end of 2006, the group’s corporate social investment in South Africa was managed by a specialist corporate donor support agency. In 2007, the management of these functions reverted to the group with the vehicle becoming known as the AngloGold Ashanti CSI Fund.
South African corporate social investment initiatives are now directed by the AngloGold Ashanti CSI
Committee, the members of which are drawn from senior managers in different fields. Administration of the
CSI fund, including the evaluation of proposals, is handled by the Corporate Affairs Department at corporate office.
In line with the Mining Charter, the focus is intentionally on regions in which AngloGold Ashanti has operations and the areas from which the company draws large numbers of employees, with 95% of the projects supported being situated in these areas. North West Province, where the West Wits and Vaal River operations are located, benefited from 46% of the available funding, followed by the south-eastern part of the Eastern Cape (12%) where the families of the majority of employees from this province reside.
During 2007 the CSI fund contributed $1.98 million to 68 projects across southern Africa. In terms of sectors, education received the greatest backing (40%), followed by HIV/AIDS (20%), welfare and development (17%), and skills training and job creation (11%).
Several case studies may be found on our website:
A change for AngloGold Ashanti corporate social investment fund at
www.aga-reports.com/07/CSI-SA.htm.
Hospice Matlosana at www.aga-reports.com/07/matlosana.htm
Ergo model transfers to the Eastern Cape – www.aga-reports.com/07/ergo-model.htm
Lesotho water project – www.aga-reports.com/07/lesotho-water.htm.
Morila, Mali

Community  continued

AngloGold Ashanti Report to Society 2007 – Community
Local economic development
In line with AngloGold Ashanti’s belief that its operations and activities should contribute toward the long-
term sustainable development of host communities, operations have been charged with ensuring that they play a positive role in the local economic development of the communities and countries in which they operate. This is particularly challenging for sometimes short-lived mining operations or exploration projects, particularly when there is only a limited period in which to make an impact.
In more established mining areas such as Brazil, for example, where historically mining communities have been dependent on the mine for their livelihood, AngloGold Ashanti has initiated local economic development programmes to stimulate the development of small enterprises and to attract economic development, unrelated to mining, to towns such as Nova Lima, Sabará, Santa Barbara and Crixas.
At Cerro Vanguardia in Argentina, the company has been integrally involved in the establishment of the local development agency in Puerto San Julián. An integrated development plan is expected to be finalised by mid-2008 in which a number of parties – the company, the municipality, local businesses and individuals –
will provide input into alternative economic development for the region. The process is being led by specialists at the University of Patagonia (UNPA).
Local economic development of mine-based communities and labour-sending areas is something that mining companies have been specifically mandated to perform by the South African Mining Charter. In
South Africa, the Small and Medium Enterprise Development Initiative (SMEDI) continues to identify people with ability and potential, and enters into a partnership with them to provide education, training and funding with the long-term aim of creating sustainable business. The raising of venture capital is managed through
Masakhisane Investments Limited, which was established in 1999, with an initial capital investment of
R10 million. See case study on Developing sustainable small businesses in South Africa at www.aga-
reports.com/07/small-business.htm, and associated case studies on:
Towards sustainable agriculture in Lesotho at www.aga-reports.com/07/Lesotho.htm
Providing a community service at Vaal River at www.aga-reports.com/07/VR-community.htm
Nova Lima, Brazil

Exploration activities
AngloGold Ashanti is engaged in greenfields exploration programmes in some remote parts of the world, in countries where the group does not have operations and where it has not been active in the past. These countries include China, Colombia, the DRC, Laos, the Philippines and Russia. The company seeks to explore for and develop mineral resources in these ‘new frontier’ territories in a manner that is socially and environmentally responsible, either through its direct activities, or in association with joint venture partners.

Says Paul Hollesen, Group Manager, Community Relations and Social Development: “The overarching strategy is to develop relationships based on the recognition of the legitimate right of all parties to operate. The focus of the strategy is to reach agreements and understandings with organisations, whether AngloGold Ashanti shares their interests or not. Dialogue with such entities is strongly encouraged and the group has produced a guidance note and toolkit – the Stakeholder Engagement Action Plan – to assist managers based in other countries in establishing and maintaining regular contact with stakeholders.”

The group’s Tropicana project in Australia is a case in point where in keeping with company policy and local law, extensive biodiversity and heritage protection studies were undertaken to determine a baseline in advance of mining. In addition to desktop and field studies to establish the biodiversity of the region, local indigenous communities were consulted to ensure that any known ethnographic sites within the proposed exploration area were also identified and protected. Although no ethnographic sites were recorded, a number of archaeological sites were identified across the tenement areas. In addition, says Hollesen, attention is being paid to putting in place appropriate structures to deal with the concerns of local communities. The pressure for mining companies to meet local economic, and more general community development aspirations is an increasing challenge.

“This is particularly marked where there is great poverty in the surrounding communities,” explains Hollesen. He points out that at local and national government level too, the trend is one of increased expectations for a larger ‘slice of the pie’. This was the case in most countries in which the group does business.
Exploration, Colombia

Community  continued

AngloGold Ashanti Report to Society 2007 – Community
Siguiri, Guinea
Exploration activities (continued)
AngloGold Ashanti recognises the need for constructive relations with national and local government, and with civil society. Broader strategic aims include:
advancing and furthering democracy, particularly in post-conflict and developing economies;
ensuring that the group has the capacity to exert a positive influence on public policy and legislative reform; and
promoting a culture of public-private partnership in the areas of infrastructure, tax, and social and human resource development.
In less economically developed countries such as the DRC, AngloGold Ashanti adopts the strategy of engaging in partnerships with reputable NGOs to assist with development interventions. For example, in the DRC the group is working with Pact Congo, a United States-based non-profit corporation which has field offices in 26 countries and more than 100 projects in 46 countries in Asia, Eurasia, Africa and
Latin America.
These projects include two large grant management programmes addressing democracy in government, and the management of HIV/AIDS. Other priority areas are livelihoods, natural resource management and peace building. Technical assistance, capacity building and grants are components of most projects. Pact is developing a groundbreaking new alliance with a number of mining companies (including AngloGold Ashanti), NGOs and donors in the DRC to further social development aims in that country and to increase the capacity of these companies to operate as good corporate citizens. The alliance is tackling such issues as artisanal mining, health care, education, human rights and security.

Similar initiatives, such as the alternative livelihoods programmes, are being developed or are in place at all operations in less economically developed countries, such as Ghana, Guinea, Tanzania and
Mali. See the case study An integrated approach to community relations at Iduapriem at
www.aga-reports.com/07/Iduapriem-community.htm
Volunteerism programmes
In line with the company’s belief that employees and the company itself fill a wider role in society, AngloGold
Ashanti encourages employees to volunteer time and contribute money to their communities. The company will then either match the donation or offer employees time off in lieu of some of the time donated.
Four formal programmes are in place:
At CC&V in the USA, employees are encouraged to involve themselves in the community through volunteer service. Employees are rewarded with one hour of paid time off for every three hours volunteered for participation in community groups, and one hour off for every two hours volunteered for positions in government, such as serving on the City Council or Planning Commission.
The corporate office in Johannesburg runs its own volunteering and give-as-you-earn scheme, called
Hearts of Gold. In 2007, employees volunteered their assistance and skills at soccer development clubs, hospices and school renovation initiatives. In March 40 volunteers from the corporate office participated in an Employee Volunteer week, repainting the recreation hall at the Abraham Kriel Home, in Langlaagte,
Johannesburg, for abused children. Hearts of Gold awareness expo was hosted in September where various charities and NGOs could make contact with employees and vice versa.
At Sunrise Dam in Australia there are established policies and practices in place to encourage employees to participate in leadership roles within their local communities. While this is made challenging by the fly-in-fly-out work arrangements, a number of Laverton and Lake Carey initiatives have been supported.
In Brazil, volunteer time was donated by employees through the ‘Holding Hands’ programme. Examples of the activities undertaken are: computer training for underprivileged children, collection of coats for disadvantaged people in winter, tree planting on Arbor Day. An activity that was supported by company volunteers and funded by the company was the involvement of young people from Nova Lima, Sabará,
Santa Bárbara and Raposos in a schools’ competition in support of the United Nations Millennium
Development goals. (See case study at www.aga-reports.com/07/Millennium-goals.htm)
Life cycle analysis
As exploration and mining activities frequently occur in areas that are remote or regions where there is very little other economic activity, their relative impact is often heightened. The potential impact of exploration and mining activities needs therefore to be considered at the exploration stage, before any activities begin, right through the operations’ operating lives, to eventual closure and thereafter. A range of potential impacts and mitigating measures are identified during the environmental and social impact assessment, and mitigating measures are then incorporated into the Environmental Management Plans (EMPs) over operations’ life of mine. These are discussed further in the Environmental section. During the year, the company once again actively participated in the ICMM Integrated Closure Planning Working Group and a
final publication on its work is expected during the course of 2008.

Community  continued

AngloGold Ashanti Report to Society 2007 – Community
5. Case studies
Brazil
Schools’ competition focused on United Nations Millennium Development Goals –
AngloGold Ashanti believes that children and young people are the groups that stand the most to gain through the realisation of the United Nations Millennium Development Goals (MDGs). As a result, the company’s Brazilian operations decided to develop an active outreach programme in support of these goals. A competition was established between schools, with scholars striving to disseminate awareness and ensure achievement of MDGs in their communities, with great success. See case study at
www.aga-reports.com/07/millennium-goals.htm
Good Neighbours Programme takes on environmental emphasis – Now in its fourth year,
AngloGold Ashanti’s Good Neighbours Programme in Brazil continues to bridge the divide between the company and its communities, and to improve the understanding between them. Quarterly meetings and the distribution of operational and environmental information has ensured that the communities concerned are always informed. The voicing of queries and the registering of complaints and observations has also been facilitated. See case study at www.aga-reports.com/Good-neighbours.htm
Ghana
An integrated approach to community relations at Iduapriem – Iduapriem mine in the Tarkwa area in western Ghana is part of a community that has become heavily dependent on mining. The approach to community relations and development at Iduapriem, while always a feature of the mine’s operations, has been formalised over the past few years with great success. This case study incorporates a description of Iduapriem’s Hand-in-Hand Programme and of the experience regarding the resettlement of the Teberebie farmers. See case study at www.aga-reports.com/Iduapriem-community.htm.
Guinea
‘Orpaillage’ or artisanal mining at Siguiri – At Siguiri gold mine in Guinea, a mine located in the heart of an ancient gold mining region, a highly formalised orpaillage or artisanal mining system forms an integral part of the village structures. The simultaneous existence of AngloGold Ashanti’s mine and the orpaillage has required the development of a strategic cohabitation solution. See case study at
www.aga-reports.com/Orpaillage-Siguiri.htm
Southern Africa
A change for the AngloGold Ashanti corporate social investment fund – 2007 saw significant changes to the way in which AngloGold Ashanti handles its corporate social investment (CSI) activities in southern Africa. An approach which ensures the company’s proactive involvement in various projects has been developed. This case study examines some of AngloGold Ashanti’s CSI initiatives, including
Hospice Matlosana, the Ergo project, and the Lesotho Water Project. See case study at www.aga-
reports.com/CSI-SA.htm

Addressing socio-economic needs: the Nongoma Abalimi Phambili project – The Nongoma
Abalimi Phambili Project in KwaZulu-Natal, initiated in August 2006, was established with the primary goal of stimulating the local economy by exploiting the high potential agriculture resources successfully, efficiently and sustainably. The project has improved the livelihood of over 460 individual farmers and has brought over 400ha of arable land into production. The success of the project is set to continue in
2008. See case study at www.aga-reports.com/07/nongoma-social.htm.
Developing sustainable small businesses in South Africa – AngloGold Ashanti emphatically maintains that its operations and activities should contribute towards the long-term sustainable development of the communities in which it operates. The remote South African areas, from which the company draws a substantial proportion of its workforce, is of particular concern. AngloGold Ashanti has endeavoured to identify projects with potential, and to enter into partnerships to provide education, training and funding. See case study at www.aga-reports.com/07/sustainable-business.htm.
Towards sustainable agriculture in Lesotho – The Immigration Act, effective from 2005, deems that foreign nationals will not be allowed to work in South Africa unless they have previously done so. This
Act has profound effects for the current and future Lesotho national employees of AngloGold Ashanti.
As a result, the company has assisted concerned Lesotho citizens with programmes that promote sustainable enterprises and agricultural development through self-employment in their own country. See case study at www.aga-reports.com/07/Lesotho.htm
Providing a community service in Vaal River – Joseph Magetse’s cell phone bureau, a much-needed service in South African communities where land line services are scarce, has grown and diversified substantially since its inception in 2003. The development of Mr Magetse’s businesses was facilitated by AngloGold Ashanti’s initial advice and assistance, endeavours which have made him an independent and highly successful entrepreneur today. See case study at www.aga-reports.com/07/VR-
community.htm
6. Objectives for 2008
The following objectives have been set for 2008:
Further refinement of the community relations and social development management system. Additional modules on resettlement and
compensation (including cultural heritage and sacred sites), and human rights and security to be finalised and implemented.
To continue to address issues arising from small-scale and artisanal mining, including human rights concerns.
Continued alignment of security arrangements with the Voluntary Principles on Security and Human Rights.
Increased emphasis on local economic development activities will continue in 2008 in line with the management targets set for key operations.

AngloGold Ashanti Report to Society 2007 – Environment
Cerro Vanguardia, Argentina

Environment
▼
Compliance with legislation, regulations and permits.
Maintenance of the ISO14001 environmental management system
and certification at all operations.
Certification of operations to the International Cyanide
Management Code, and responsible management of cyanide.
Timeous reporting, management and investigation of environmental incidents.
Updating mine closure plans at all of our operations.
Development and implementation of appropriate biodiversity and land management guidelines for the group.
Improving efficiency in the use of resources, including water and energy.
Understanding the risks and opportunities presented by climate change and developing a considered, comprehensive company
response to the issue.
Contents
Living our values
158
Our Scorecard
159
Review of 2007
161
Case studies
181
Objectives for 2008
185
1. Key issues at a glance

Environment continued

AngloGold Ashanti Report to Society 2007 – Environment
2. Living our values
AngloGold Ashanti is committed to working in an environmentally responsible way. One of our core values relates to our relationships with and the impact we have on communities in which we do business, namely:
We strive to form partnerships with host communities, sharing their environments, traditions and values. We want communities to be better off for AngloGold Ashanti having been there.
AngloGold Ashanti and the environment
1.
We recognise that the long-term sustainability of our business is dependent upon good stewardship in both the protection of the environment and the efficient management of the exploration and extraction of mineral resources.
2.
We will comply with all applicable environmental laws, regulations and requirements.
3.
We are committed to establishing and maintaining management systems to identify, monitor and control the environmental aspects of our activities.
4.
We will ensure that financial resources are available to meet our reclamation and environmental obligations.
5.
We will ensure that our employees and contractors are aware of this policy as well as their relevant responsibilities.
6.
We will conduct audits to evaluate the effectiveness of our environmental management systems.
7.
We are committed to communicating and consulting with interested and affected parties on environmental aspects of our activities and to making this policy available to the public.
8.
We will work to continually improve our environmental performance and prevent pollution from our operations.
9.
We will participate in debate on environmental matters at international, national and local levels.
Navachab, Namibia

3. Our scorecard
At the end of the 2006 financial year we set a number of performance objectives for 2007. In the table below, we report on our performance against these objectives.
Objectives for 2007
Performance in 2007
Achieved or
The next steps
not achieved
To complete certification of all All operations have been certified to Partially achieved Maintain ISO14001 certification at all outstanding operations to the the ISO14001 standard. Navachab operations and implement an integrated
ISO14001 standard, and to extend achieved certification in March and health, safety and environment system the ISO14001 certification Yatela in November 2007. In December, within the exploration discipline.
requirement to exploration activities AngloGold Ashanti Health Services so that these are certified by the was also recommended for
end of December 2007. certification. The exploration
department intends to implement an
integrated health, safety and
environmental management system
and certification will therefore be
delayed while this is done.
To continue the development and Five environmental guidelines were Partially achieved Additional guidelines will be produced implementation of a series of produced during the year. as required.
environmental guidelines to direct
and improve our environmental
performance.
To test, in association with Biodiversity was included as an aspect Partially achieved Continue to promote the management appropriate external organisations, of the recent Corporate Environmental of biodiversity related issues within the use of the ICMM’s Good Review programme (CERP). See page the company. Develop a corporate
Practice Guidance in promoting 183 for details on the progress that has biodiversity guideline.
the management of biodiversity- been made.
related issues within the company
from exploration, through operation
to closure.
To improve mine closure planning Mine closure estimates are reviewed Partially achieved Continue reviewing mine closure plans practices, through a review of on an annual basis. Mine closure plans on an annual basis and develop current processes, comparison for African operations outside of South appropriate guidelines.
with international good practice and Africa were reviewed by external development of an appropriate consultants to assess consistency guideline. and good practices. Further policy
guidance is being developed by
the ICMM.

Environment   continued

AngloGold Ashanti Report to Society 2007 – Environment
Objectives for 2007
Performance in 2007
Achieved or
The next steps
not achieved
To continue to improve environmental
The identification, collection, use and
Partially achieved
We aim to improve our disclosure in line
data-gathering systems, and to
reporting of meaningful data will
with GRI requirements on an
produce this data in such a way as
continue to present challenges, but
incremental basis.
to allow meaningful comparison
under the ISO14001 framework,
across the company’s operations,
operations have made notable
and to facilitate setting targets
improvements to their environmental
and taking corrective management
management information systems.
action and reporting environmental
During the year a consolidated GRI
performance across the company.
Environmental Performance Indicator
template was developed following
consultation at an operational level.
The data provided for 2007 is available
on our website at www.aga-reports.com
/07/environment-GRI.pdf.
To extend the use of geographical
The results of a demonstration project,
Partially achieved
To be considered in 2008.
information systems (GIS) across
using high-resolution satellite imagery,
the African region as a way in
were reviewed in December 2007.
which to support the improvement
Although the application is very
of environmental performance.
promising, it will require significant
additional resources, computing
infrastructure, and investment in staff,
training and software
To develop a system that will
Results from the Corporate
Achieved
The first award will be made in Q1 2008.
recognise and reward environmental
Environmental Review Programme
performance within the organisation.
(CERP) will form the basis of an
evaluation to reward environmental
performance at the operational level.
Tropicana, Australia

4. Review of 2007
Introduction
As a minimum, AngloGold Ashanti undertakes to adhere to the environmental laws, regulations and permitting requirements in all the countries in which we operate. But we want to go further than that:
all operations are also required to abide by our business principles and environmental policies and act in line with industry and voluntary agreements and principles to which the group is bound;
all operations are expected to maintain certification to the ISO14001 environment standard and to pursue the objectives and targets which they have established, thereby addressing their significant environmental aspects and demonstrating their commitment to continual improvement; and
as a group, we will participate at a national and international level in developing voluntary guidelines, codes and performance targets so as to improve the understanding, knowledge and performance of our company and the industry as a whole.
We are also committed to communicating and consulting with our various stakeholders as we are mindful of the fact that our operations can and do have an impact on our host communities. A great deal of interaction occurs through established, regulatory channels, over and above our participation in a variety of local, regional and international forums. Apart from our involvement in state and national mining associations, most of our operations have in place stakeholder forums that provide an opportunity for communities to raise issues of concern and promote ongoing dialogue.
As a member of the ICMM, AngloGold Ashanti subscribes to the sustainable development framework and its principles for sustainable development, and is committed to publicly reporting its performance.
While AngloGold Ashanti does not actively seek awards for its work in respect of the environment, we are pleased to have been recognised on a number of occasions during the year:
Serra Grande in Brazil was awarded a State Medal for Best Environmental Performance – Mining
Industry, by the Goiás State government.
Ghana’s Environmental Protection Agency (EPA) has named Iduapriem mine as the winner of the Best
Reclaimed Mine Award for 2007. See case study at www.aga-reports.com/07/Rehab-Iduapriem.htm.
Sunrise Dam Gold Mine in Australia received a certificate of merit in the Golden Gecko awards for its work on setting up a wind power system. See case study at www.aga-reports.com/07/Golden-
Gecko.htm.
CC&V in the USA has been recognised as a 2007 Senior Participant with Special Recognition in the
Pollution Prevention programme sponsored by the State of Colorado and Colorado Mining Association
(CMA).
The AngloGold Ashanti’s US-based operation, AngloGold Ashanti Nevada, received a Nevada
Excellence in Mine Reclamation Award for Innovation in Reclamation Techniques from the State of
Nevada.
CC&V was recognised by the Colorado Mining Association/Colorado Division of Reclamation Mining
and Safety Colorado Mined Land Reclamation Award, for its voluntary reclamation of the
Independence Mill Tailings (see page 163).
Geita Gold Mine received the Tanzanian Presidential Award for Environmental Management in
March 2007.

Environment   continued

AngloGold Ashanti Report to Society 2007 – Environment
Management of the environment
At the board level, responsibility for environmental issues lies with the Board Committee on Safety, Health and Sustainable Development. The committee, comprising three non-executive directors, meets on a quarterly basis and selected members of management are invited to participate in these meetings. Other non-executive directors are welcome to attend and do so.
At an operational level, line management is responsible for environmental performance, with accountability vested in the general manager at each site. Significant incidents as well as major changes in legislation and/or operating conditions which could have an impact on performance or compliance are escalated for consideration by the company’s Executive Committee (Exco).
At both regional and site levels, environmental specialists guide and oversee environmental issues. The heads of the environmental discipline in each of the company’s regional offices participate in an
Environmental Steering Committee, led by a central environmental function at the corporate office, which identifies and debates critical environmental issues facing the company, and develops appropriate company responses to these challenges. This committee meets on a regular basis, most recently in
December 2007.
The corporate environmental function is responsible for reporting environmental performance to the Board
Committee. The function initiated a series of audits at all operations during the year. (See discussion below and the case study on the CERP audits at www.aga-reports.com/07/CERP.htm.) This function played a key role in the development of an AngloGold Ashanti position on climate change that was considered and debated at a group workshop attended by the CEO, the Environmental Steering Committee and other key participants in the group responsible for company policy and its implementation. (See case study on
AngloGold Ashanti and climate change on page 186 of this report.)
The corporate environmental team also produced a set of five environmental guidelines during the year to be used in conjunction with the group’s environmental policy. The guidelines cover management of water, air quality, waste material, chemicals and land. A number of other guidelines are currently under consideration and will be produced as and when required.
Australia
Corporate Environmental office
Environmental Steering
Committee
Executive Vice President, sustainability
Board sub-committee on safety, health
and sustainable development
Environmental structures within the company
Southern Africa
West and East Africa
Africa
Americas
North America
South America

Two environmental awards for the North American operations
AngloGold Ashanti’s USA operations were recognised for environmental performance on two occasions in 2007.

First, the State of Nevada awarded AngloGold Ashanti Nevada an Excellence in Mine Reclamation Award for Innovation in Reclamation Techniques. Presented by Nevada Governor, Jim Gibbons, the award was made in recognition of the restoration of the Big Springs mine, which closed in 1993. The nomination was based on the fact that “the restoration has resulted in greatly improved productive riparian, aquatic, and wildlife habitat along these reaches of the river, especially critical habitat for the threatened Lahontan Cutthroat Trout that occupy these waters”. In addition, as part of floodplain protection, sediment control and wildlife enhancement to these areas, over 2,300 aspen seedlings, willow cuttings, chokecherry, dogwood, serviceberry, woods’ rose, currant, and other shrubs were collected from local sources and planted by hand.

Second, the CC&V mine was recognised by the State of Colorado, Division of Reclamation Mining and Safety for its voluntary reclamation of the Independence Mill Tailings. The Independence Mill Tailings occupy  an 8 hectare area at the headwaters of the north fork of Wilson Creek. These tailings were deposited during the early to mid-1900s from the Independence Mill and left unreclaimed and unvegetated. Decades of weathering, combined with frequent use of the area by off-road motorised vehicles, have resulted in severe erosion of the tailings and excessive sedimentation downstream in Wilson Creek.

Reclamation of this highly visible site was completed in conjunction with the Milsap Tailings reclamation project coordinate by the Colorado Division of Reclamation Mine Safety/Abandoned Mined Land group. Together these projects provide a significant environmental and aesthetic improvement to the Victor vicinity. The projects will eliminate a significant source of fugitive dust and improve the areas and streams by eliminating sedimentation from the eroding tailings. Once revegetated, these sites will provide an important stable landform that will blend with the surrounding countryside and remove a significant safety hazard for generations to come.
Environmental performance
All AngloGold Ashanti operations have had their environmental management systems certified in conformance with the ISO14001 standard, and all the requisite permits for their current operations are in place. The primary areas of activity and concern in respect of performance are discussed below. Further site-specific information may be found in the country and operational reports which are available on our websites at www.aga-reports.com.

Environment   continued

AngloGold Ashanti Report to Society 2007 – Environment
Environmental performance is more than compliance with regulations and company policy. It is a tangible demonstration of an operation’s understanding of both its positive and negative impacts and visible actions to address these.
Environmental Management Systems
ISO14001
Following a company decision that all AngloGold Ashanti operating mines should attain certification to the
ISO14001 environmental management system standard, all of our operations were certified by the end of
2007. Navachab mine was certified in March 2007 and Yatela mine, which was previously scheduled for closure but the life of which has now been extended, was certified in November 2007. In December 2007,
AngloGold Ashanti Health, a subsidiary of the company that provides healthcare services to employees in
South Africa, was also recommended for certification. (See case study at www.aga-
reports.com/07/ISO14001-AGAhealth.htm). The exploration department, which had previously indicated
its intention to seek ISO14001 certification, now intends implementing an integrated health, safety and environmental management system and has therefore postponed seeking certification.
During the year, previously certified sites were audited by external parties in terms of six-monthly or annual surveillance audits and all sites have successfully maintained their ISO14001 certification.
The implementation of ISO14001-certified systems have proved to be valuable from both a management and reputational perspective. The ISO14001 EMS provides a robust, consistent and auditable system, that is a valuable resource both at a site and group level. Certification is also useful from a regulatory perspective. In Brazil for example, the Goiás state environmental agency will grant operations that maintain their certification an extension of up to 10 years on their environmental licences.
Corporate Environmental Review Programme (CERP)
In line with increasingly stringent governance and risk management requirements at a company level,
AngloGold Ashanti initiated a Corporate Environmental Review Programme (CERP) during the year.
(See case study on Corporate Environmental Review Programme progress, at www.aga-
reports.com/07/CERP.htm.) Operations will be regularly audited, with the focus of audits changing each time. In 2007 the focus was on the ability of the ISO14001 systems and other management processes to deliver on the intent of the environmental policy. The programme reviewed whether all significant environmental aspects had been identified and whether appropriate monitoring systems had been established to manage these aspects, including suitable monitoring systems.
The results of the CERP will be used as the basis for a company-wide environmental award. The first award is planned to be made in in the first quarter of 2008.
Incident reporting
Operations are required to report all significant incidents to the corporate office within 24 hours, and a summary of these reports is submitted quarterly to the company’s Exco and the Board Safety, Health and
Sustainable Development Committee.
Details of incidents reported to the corporate office are disclosed opposite. In the spirit of encouraging disclosure, and as a consequence of the broad corporate definition and varying on-mine definitions of significant incidents, many incidents are reported that, in most companies, would not be classified as significant.
Major incidents are reported to the Board. At AngloGold Ashanti, a major incident is defined as one which could affect the company’s reputation or which results in a cost to the company exceeding $100,000 including fines, compensation, clean-up, loss of production, anticipated litigation costs, etc.
Subject to meeting the above criteria, examples of issues of direct interest, include, but are not limited to:
Matters which, by law, must be reported to government agencies
Matters which, by law, are subject to fines and/or penalties

Significant environmental incidents 2007
Date Operation Nature of the incident Action taken
Ghana
25 Feb Obuasi A tailings spillage occurred as a result of pressure Procedures have been developed to ensure that pipelines that build-up in a weak tailings pipeline at Nkwadum, have become weak are identified and replaced. Pipelines are a suburb of Obuasi, which affected land, water also to be rotated during scheduled maintenance.
and vegetation.
29 March  Obuasi
A flat-bed trailer combination, operated by a The overturned truck was removed. A water sample taken contractor and transporting cyanide to the mine from a stream close to where the accident occurred from the port at Tema 300km away, fell on its side confirmed that there had been no impact on the river when the driver of the vehicle lost control in Obuasi from cyanide.
town. The metal containers remained intact and no
cyanide spillage or ground contamination occurred.
April Obuasi Frequent bursting of the Oda River raw water Plans are under way to replace old pipes and redirect some of supply pipelines (attributed to weakening of pipe the lines. Compensation has been paid to affected lining and rust) caused serious damage to households and farmers.
houses and farms in the area.
April Obuasi Sediment accumulation from the Dokyiwa tailings Investigation of claims included visits to farms and soil and dam (part of the Sansu TSF) caused flooding of water sampling. Test results could not establish any link to the Nyam River. Complaints about destruction of AngloGold Ashanti’s operations. Flooding was a nationwide farms have been received from about 170 phenomenon during the year as rainfall levels were individual farmers in the Nyam River communities.
exceptionally high in all regions. It has, however, been
recommended that the remaining portion of the river
be dredged to drain the flood-prone areas and farmlands.
1, 2 May  Obuasi
Slurry from the Kokoteasua tailings re-treatment Continued dredging of the drain has been recommended and facility flooded houses downstream of the dam. compensation has been paid.
Investigations revealed that the Kokoteasua
drainage stream was already silted up with tailings
material and that dredging of the drain had only
been completed part of the way thus resulting
in flooding.
12 June Iduapriem Block 2 and 3 TSF discharged polluted water to the The embankments of the TSF have been raised and other environment. This was detected in the course of potential points have been identified and sealed. The routine surface water monitoring where high turbidity Ghana EPA was notified.
and high pH values were picked up in a publicly
accessible water course. Heavy rainfall, inadequate
capacity and irregular inspection of the facility were
root causes of the incident.
6 Sept Obuasi Following the ongoing illegal discharge of cyanide- The sanction was lifted on 26 September, following and arsenic-contaminated water to the environment, compliance inspections by the EPA and submission of an and a series of prior warnings, the Ghanaian EPA action plan by mine management.
issued an Enforcement Notice for the closure of the
Sansu and Pompora Tailings Storage Facilities and all
ancillary facilities. Operations were stopped for a
period of 12 days.
28 Sept Obuasi
Collapse of a process water storage tank resulted in The tank was rebuilt. 24-hour security coverage is required to spillage of contaminated water to the environment
protect the facility and prevent further theft.
when portions of the reinforced steel used to
support the storage tank were stolen.
Environmental impacts which are by their nature either extensive or likely to have long-term effects
Cyanide-related incidents
Tailings dam failures
Spillages or leakages with impacts beyond the company’s designated containment areas – of tailings materials, hydrocarbons, acids and other chemicals
Emissions beyond permitted levels e.g. atmospheric and effluent releases
Dust emissions which may impact on the company’s reputation
Wildlife mortalities and land clearing activities which may impact on the company’s reputation.

Environment   continued

AngloGold Ashanti Report to Society 2007 – Environment
Significant environmental incidents 2007
Date
Operation
Nature of the incident
Action taken
9 Dec
Obuasi
On two occasions a tailings pipeline from South
Engaging with small-scale miners is a long-term process for
and
Processing to Sansu Tailings dam was vandalised
the company. In an effort to protect property, however, the
23 Dec
in an attempt by small-scale miners to obtain gold.
following is being undertaken or is under consideration:
intensifying security patrols to deter intruders from re-
vandalising, and regular patrols of the newly created access road; installation of leak detectors to detect flow variations;
engaging local villagers for security; and fencing the pipelines.
Namibia
13 Feb
Navachab
About 400 litres of hydraulic oil were spilled from a
Namibian law requires that oil spills above 200
l be reported
dozer after damage to the machine caused by
to government. Oil-contaminated soil was removed and
large boulders.
placed in a hydrocarbon waste site and the formal notification papers were filed with the relevant authorities.
21 Feb
Navachab
An excavator loading on a temporary ramp had its
The spill was reported to the Namibian authorities. Oil-
main supply pipe of hydraulic oil to the pump
contaminated soil was removed and placed in a hydrocarbon
damaged by a rock resulting in 700 litres of
waste site.
hydraulic oil being spilled.
29 Nov
Navachab
After refuelling, but without decoupling the filling
The authorities were notified. Retraining has been conducted nozzle, a heavy vehicle driver drove off, causing the
regarding standard operating procedures.
coupling to be torn off the hose, resulting in about
700 litres of diesel being spilled over 2 kilometres.
South Africa
Jan to
Vaal River
The daily average of SO
2
emissions from the stack,
Repairs on the acid plant will minimise SO
2
leakages.
Dec
as measured by the in-line stack analyser, exceeded During plant start-up it is expected that daily limits will be the Registration Certificate’s limit of 40g/s on a
exceeded until the plant is running at full capacity. Shutdowns number of occasions at the EGAF plant.
occurred on a number of occasions during the year as a result of power outages, pyrite shortages and plant maintenance.
Continued optimisation of operating conditions is being
undertaken to minimise emissions.
2 to
West Wits
Intermittent overflow of the North Boundary Dam
Study on capacity requirements to be completed by the end of
22 Jan
into Blyvooruitzicht Canal, leading into the
January 2008. Water Steering Committee revived to deal
Wonderfontein Spruit.
with regional integrated control of the water inventory.
21 Jan
Vaal River
A tailings pipe from Noligwa Gold Plant failed near
Most of the spill was contained within the spill paddock.
the 8 shaft bridge and approximately 150 tonnes of
Corrective actions included: an assessment to determine
tailings were spilt.
whether pipes in sensitive areas are tested frequently enough;
replacing pipe lengths which are below the required standard;
opening up and cleaning around pipelines to enable thickness testing of pipes to be conducted correctly; and increasing
lining of pipes to ± 100m on both sides of the sensitive area.
9 Feb
Vaal River
A suspected leak on the CIL cyanide delivery
Cleaning, detoxifying and sealing of the pipe; installation of the pipeline was detected.
new section of pipe as per the cyanide guidelines; analysis
of soil samples as per the cyanide guidelines; and treatment of contaminated soil.
21 Feb
Vaal River
On two occasions, the No 8 Settling Dam overflowed Settling dams cleared of silt to restore capacity;
and
into adjacent land. There was no visible evidence of
monitoring of efficiency of reservoir pumps to Kopanang
13 Mar
water entering the Vaal River.
plant; mill control room staff to inform central control room when the reservoir level reaches 80%; pumps installed in
trenches at Noligwa plant to reduce the quantity of water sent to reservoirs.

Significant environmental incidents 2007
Date Operation Nature of the incident Action taken
1 April Vaal River
Tailings overflowed a bund containment area towards All spillage pumps were checked and upgraded; bund wall or the Queen Mary Dam from the West Gold Plant. This berms to be built to direct tailings to spillage pump area;
was caused by a hydraulic delivery valve failing to
hydraulic system to be upgraded and daily inspections
close while the residue pumps were being changed carried out on hydraulic valves; stand-by pumps changed from one set to another.
weekly to ensure that pumps are in good working order;
Queen Mary Dam and surrounding area affected by spillage
cleaned.
12 June West Wits A leak in the Mponeng Projects Oil Store bund wall A bund wall is currently being built at the Projects Oil Store.
was detected. Hydrocarbons and water Consultants have been contracted to bioremediate the soil that leaked into soil and oily substance ran down to was affected by the hydrocarbon spillage, and to clean up concrete lined area, and was deposited into the the store.
storm water trench and East Holding Dam.
15 June Vaal River A drain valve on the Final Residue delivery line to Spillages have been remediated, and a bund wall to direct the tailings dam failed, resulting in tailings filling and spillage to a spillage sump has been built.
overflowing the bund, and exiting the plant boundary
towards and into the Queen Mary Dam.
CC&V, USA

Environment   continued

AngloGold Ashanti Report to Society 2007 – Environment
Significant environmental incidents 2007
Date
Operation
Nature of the incident
Action taken
19 Sept
Vaal River
A spillage in the flotation section of the Great
Immediate clean-up of the area was initiated. The capacity of
Noligwa plant occurred due to an acid conditioning
the drain pump has been increased to ensure availability of the tank failure. The bund area was 75% full at the time, bund capacity at all times. The bund storage capacity is also
resulting in the bund area overflowing into the plant.   being re-evaluated.
27 Sept
Vaal River
The Bokkamp Dam overflowed after heavy rain fell
The West Complex Emergency Dam is being constructed
on the West Complex and West Extension Tailings
(expected completion date: September 2008). An emergency
Storage Facilities catchments area. Contaminated
response plan for return dams overflowing is being prepared.
water was discharged.
2 Oct
Vaal River
Water from West Acid Flotation and Uranium and
Stolen pipes were replaced and flanges were welded. The
West Paydam (New Bokkamp Emergency Dam) to
frequency of pipe patrols in this area has been increased.
Queen Mary spillage dam flowed out through the
An emergency response plan for return dams overflowing
suction pipeline to the pump station and
is being prepared.
Schoonspruit when a section of pipe was stolen.
Contaminated water discharged.
2 Oct
Vaal River
The Kopanang return water dam overflowed after
Sluice gate installed to manually divert water to Mispah. An heavy rain and excess water (600m
3
) was
emergency dam was installed. The feasibility of installing a decanted. Contaminated water discharged.
pipeline from Mispah 1 pump station to the West Complex
Emergency Dam is being investigated.
18 to
Vaal River
Contaminated water was discharged from Skelm
The West Complex Emergency Dam is being constructed
25 Oct
Dam.
(expected completion date: September 2008). An emergency
response plan for return dams overflowing is being prepared.
19 to
Vaal River
The Mispah storm water dam overflowed after heavy The Vaal River Water Steering Committee is to
21 Oct
rainfall, discharging an estimated 15,000m
3
of water.   facilitate communication between role players to
Contaminated water discharged.
achieve effective water balance management.
A formal procedure to define roles and responsibilities with regards to the distribution of process water specifically during abnormal conditions is being prepared.
7 Nov
Vaal River
Central Spillage Dams overflowed due to EGAF and
The feasibility of installing high water level warning systems at
Kopanang Plant’s pumps not running.
plants and tailings facilities is being investigated.
Approximately 250m
3
of process water overflowed
into the environment. Contaminated water discharged.
22 Nov
Vaal River
The No 8 reservoirs overflowed after heavy rainfall
It is planned that the Stop/Start Mispah water pumps will
and Noligwa Plant released water to the reservoirs.
maintain levels between 60-80% in eight settling dams and
Approximately 2,500m
3
water spilled into the
that the reservoir’s pumps to Kopanang gold plant will be
surrounding land. Contaminated water discharged.
more rigorously monitored. In the event of pump inefficiency
3 Dec
Vaal River
The No 8 reservoirs overflowed. Approximately
occurring, this will be communicated to affected parties. A
1,500m
3
water spilled into the surrounding land.
pump has been installed into the backfill trench to stop
spillage in the trench from being released into the reservoir.
5 Dec
West Wits
North Boundary Dam: contaminated water
Study on capacity requirements to be completed in early 2008.
discharge.
Tanzania
26 June
Geita
19 cattle died as a result of drinking cyanide-
Tailings deposition was immediately diverted back to the north bearing solution from the TSF. The cattle were
west corner, the fence was mended and 24-hour supervision
unattended and strayed into the area through a
introduced.
breach in the fence.

Fines and legal sanction
No significant fines were received by the company in relation to non-conformance with environmental laws and regulations. Ongoing illegal discharge of cyanide and arsenic-bearing water to the environment resulted in the Ghanaian Environmental Protection Agency issuing an Enforcement Notice for the closure of the Sansu and Pompora Tailings facilities for a period of 12 days.
Mine closure
A key consideration for the company is the fact that, at some point, all mining operations will cease. With this in mind, the evaluation of all new projects considers closure planning and the associated costs as part of the economic feasibility of the project. For many of the older mines, closure planning and the evaluation of environmental liabilities is a more complex process. This is particularly the case in Brazil, Ghana and
South Africa, where many of the long-life operations present environmental legacies that may have developed over a century or more.
Closure plans, which are reviewed and updated annually, are in place at all operations. These plans take into account operational conditions, planning and legislative requirements, international protocols, technological developments and advances in good practice. In addition, an assessment of closure liabilities is undertaken and reviewed on an annual basis and, increasingly reviewed and assured by independent third parties.
Significant issues that have come to light during recent evaluation are:
The variations that exist between the accounting estimate for closure at the South African operations and the closure estimate undertaken in line with Department of Minerals and Energy guidelines (which requires that provision be made for premature closure). Appropriate guarantees are being put in place to ensure that the potential liabilities can be met in the unlikely event that these operations close prematurely.
The closure liability estimate for Obuasi has been reviewed in far greater detail than before, establishing a repeatable process to build on in future, and resulting in a much larger liability being reflected. Among the reasons for this are the improved understanding of the quantity of decommissioning work following the completion of a survey exercise and a refined scope of works and associated rates for rehabilitation.
Environmental expenditure
Environmental expenditure is considered as an integral part of the viability and operation of our projects and mines – from exploration and feasibility studies, to construction and development, to operation and final closure. Aspects of this expenditure, such as rehabilitation, training and development, auditing and certification – are considered as operating expenses and are viewed as a fundamental part of the operating costs, not as an add-on or as corporate social investment. Thus ongoing environmental expenditure is accounted for at an operating level and cannot be reported separately and meaningfully at a group level.
Financial provision
AngloGold Ashanti makes financial provision for the rehabilitation and final closure of its operations during the operating life of the mine. (Rehabilitation refers to the process of reclaiming mined land to a pre-determined, post-mining use.) While actual closure costs may only be fully determined at the time of closure, as at 31 December 2007, the total estimated liability amounted to $445.8 million
(2006: $482.4million).

Rehabilitation and decommissioning liabilities and provisions (US$ million)
Region/operation
Liabilities 2007
Liabilities
2006
Rehabilitation Decommissioning Total*
Argentina
17.3
32.6
49.9
16.0
Cerro Vanguardia
6.6
7.0
13.5
16.0
Australia
40.8
6.8
47.6
70.4
Sunrise Dam
19.4
5.7
25.1
31.9
Boddington
21.4
1.1
22.5
38.5
Brazil
10.7
25.6
36.4
35.4
Brasil Mineração
8.7
21.2
29.9
30.1
Serra Grande
2.0
4.4
6.5
5.3
Ghana
43.9
29.8
73.7
45.0
Iduapriem
12.2
7.6
19.8
15.0
Obuasi
29.9
21.3
51.3
28.0
Cluff Res (Ghana)
1.7
0.8
2.6
2.0
Guinea
17.9
17.8
35.7
28.4
Siguiri
17.9
17.8
35.7
28.4
Mali
9.7
14.4
24.1
17.2
Morila
2.3
1.6
3.9
5.2
Sadiola
5.1
6.6
11.7
5.9
Yatela
2.8
6.2
8.5
6.1
Namibia
1.6
1.6
3.3
4.7
Navachab
1.6
1.6
3.3
4.7
South Africa
54.9
72.4
127.3
155.3
Great Noligwa
3.8
13.4
17.3
17.9
Kopanang
4.0
13.9
17.9
21.7
Tau Lekoa
1.5
5.1
6.6
7.8
Moab Khotsong
9.4
10.9
2.2
19.3
TauTona
2.2
8.3
10.5
17.0
Savuka
0.4
4.8
5.2
5.4
Mponeng
0.7
7.0
7.8
15.8
Vaal River legacy project
7.6
7.9
15.6
6.3
West Wits legacy project
1.4
0.8
2.2
2.1
Ergo
23.9
0.1
24.1
32.0
*Discrepancies may be attributed to rounding
Environment   continued

AngloGold Ashanti Report to Society 2007 – Environment

Rehabilitation and decommissioning liabilities and provisions (US$ million)
Region/operation Liabilities 2007 Liabilities
2006
Rehabilitation
Decommissioning
Total*
Tanzania 23.0 24.4 47.5 56.8
Geita 23.0 24.4 47.5 56.8
USA 31.8 2.8 34.6 51.1
CC&V 31.8 2.8 34.6 51.1
Corporate 2.2 – 2.2 2.1
Total
243.2
202.6
445.8
482.4
Long-term environmental closure obligations comprising decommissioning and restoration, are in compliance with the current environmental and regulatory requirements. The provision for decommissioning represents the cost that will arise from rectifying impacts caused before production commenced. The provision for restoration represents the cost of restoring the site after the commencement of production.
We continue to be involved in a project undertaken by the ICMM on an integrated approach to mine closure that considers the social, economic and environmental aspects in the closure process.
Cerro Vanguardia, Argentina

Environment   continued

AngloGold Ashanti Report to Society 2007 – Environment
Cyanide
Cyanide remains a key component in the recovery of gold and underpins the viability of the global gold mining industry. While AngloGold Ashanti is aware of the potentially negative impacts associated with the use of cyanide, we believe that responsible use is achievable.
A key performance objective for 2007 was the implementation of the International Cyanide Management
Code for the Manufacture, Transport and Use of Cyanide in the Production of Gold (the Cyanide Code).
The code is a voluntary industry initiative developed under the auspices of the United Nations Environment
Programme (UNEP) to promote responsible management of cyanide used in gold mining, to enhance the protection of human health, and reduce the potential for environmental impacts.
AngloGold Ashanti was one of the first signatories to the code in November 2005 and, in line with this, committed to having all of its operations audited by an independent third party to demonstrate its compliance with the code. Sunrise Dam Gold Mine in Australia received conditional certification in line with the Code in March 2007 and full certification in January 2008. CC&V in the USA, and the four Vaal River
(South Africa) gold plants were fully certified in September 2007. The Savuka and Mponeng gold plants
(West Wits) were conditionally certified in September 2007. (For a complete list of certified operations see
www.cyanidecode.org.)
Different gold recovery processes and different ore types use varying concentrations of cyanide to maintain acceptable gold recovery efficiencies. Relative cyanide usage of the operations is therefore not necessarily a measure of performance. What is considered critical by the company is whether cyanide has been responsibly managed and whether there have been any environmental incidents during the year related to cyanide. Also of importance is whether we have been able to improve the efficiency of cyanide utilisation against set targets. In respect of the former, much attention is paid to preventing pollution by managing the concentration of residual cyanide in waste streams (see the list of significant incidents on page 165).
Compliance with the Cyanide Code provides assurance of good management and acceptable mitigation of risk.
Total cyanide usage by AngloGold Ashanti increased by 4% in 2007 to 30,431,259 kilograms.
(2006: 29,230,044 kilograms). Efficiency decreased by 8% from 4.42 kilograms per ounce in 2006 to
4.80 kilograms per ounce in 2007.
Sunrise Dam, Australia

Cyanide usage
Country Operation Usage (kg) Efficiency (Cyanide
usage per of
production) kg/oz
2007 2006 2007 2006
Argentina
Cerro Vanguardia 548,000 533,333 2.48 2.29
Australia
Sunrise Dam 1,559,159 1,720,074 2.60 3.70
Brazil
Brasil Mineração 169,200
1
377,000 0.53 1.56
Serra Grande 314,000 280,00 1.73 1.44
Ghana
Obuasi 5,212,700 4,924,014 14.48 12.72
Iduapriem 1,206,000 1,128,000 6.14 5.74
Guinea
Siguiri 2,377,000
2
1,461,000 7.22 4.85
Mali
Morila 1,879,000 2,324,000 4.18 4.49
Sadiola 4,282,200 3,627,000
3
11.62 7.25
Yatela 748,000
4
964,00 2.49 2.73
Namibia
Navachab 1,022,000 908,000 12.78 10.56
South Africa
5
West Wits 1,434,188 1,477,355 1.34 1.27
Vaal River 3,917,812 3,845,447 3.11 2.76
Tanzania
Geita 2,258,000
7
3,098,000
6
6.91 10.06
USA
CC&V 3,504,000
8
2,562,821 12.43 9.06
Total
30,431,259
29,230,044
4.80
4.42
Notes:
1
Reduction is attributed to the roasting of all flotation concentrates ahead of cyanide, following the Cuiabá expansion.
2
Increase attributed to higher metallurgical throughput and ore composition requirements.
3
Correction to the value previously reported for 2006.
4
Decrease attributed to a lower metallurgical throughput than in 2006.
5
The 2007 cyanide consumption for West Wits and Vaal River has been estimated by splitting the total 2007 cyanide consumption in South Africa in the same proportions as 2006.
6
Correction to the value previously reported for 2006.
7
Decrease attributed to metallurgical reasons and lower tonnages treated.
8
Increases attributed to metallurgical and climatic factors.

Efficient use of resources
Gold as a product is inert and has almost no environmental impact. Most of the gold ever mined is currently held by banks, museums, individuals and around 15% is recycled every year. Rand Refineries, in which AngloGold Ashanti is a major shareholder, is a major recycler of gold in South Africa.
The efficient use of natural resources is a key driver within the environmental discipline. As local circumstances, the nature of the orebody and mining methods differ from region to region and mine to mine, so do the specific environmental priorities. At a group level, we are committed to optimising resource usage and reducing waste but we recognise specific operational requirements and plans are best understood at site level. Thus, environmental targets are established by the individual mines to reflect the priorities and risks unique to each operating unit. Generally though, there are two major thrusts in terms of efficient resource usage that may be reported, namely, water and energy management. Further details on material usage may be found on our website in a downloadable format
(www.aga-reports.com/07/environment-GRI.pdf).
Water
Water management is also driven by region-specific circumstances. Some operations are located in high rainfall areas whereas others are located in arid areas, some processes use more water than others and are more easily configured to minimal discharge than others; the topography of the region and composition of the ore are also important factors. Key here is not only the absolute water usage, but also how much and where it is withdrawn, the amount of recycling, and the prevention of pollution (both through planned and accidental discharge from water storage infrastructure, and through groundwater sources).
Good progress was made at Bokkamp Dam, an area of concern reported in 2006. (See case study at
www.aga-reports.com/07/Bokkamp.htm).
In addition to the significant incidents associated with water (reported above), the following is a summary of the major water-related issues and developments during the year:
The Margaret Water Company was formally registered in June 2007, bringing to conclusion extensive negotiations and debate regarding the potential flooding of current operations by deep groundwater inflow from the liquidated Stilfontein gold mine in the Klerksdorp, Orkney, Stilfontein and Hartebeesfontein (KOSH)
region in South Africa. Pumping of around 40 million litres of fissure water is continuing under the management of the Margaret Water Company, which is jointly managed by AngloGold Ashanti, Harmony
Gold, and Simmer and Jack Mines. The novel solution has seen the creation of a self-sufficient and long-
term operational water company, which mitigates both the risk of flooding of current and future operations, and the liability associated with deep groundwater in the future. (See case study: Progress in settlement of
KOSH issue at www.aga-reports.com/07/KOSH-update.htm.)
The Wonderfontein Spruit, which flows from the north of AngloGold Ashanti's West Wits operations, towards Potchefstroom, remains the subject of much attention, both internally and externally. This water resource has been contaminated with sediment which has been deposited over an extended period of time by a number of mining companies, including abandoned and closed mines. These sediments are deposited from naturally-occurring rock in this region that contains uranium and other heavy metal elements. The catchment area also includes a number of operating mines, all with waste rock dumps, tailings dam and associated plant infrastructure.
Environment   continued

AngloGold Ashanti Report to Society 2007 – Environment

Fresh water usage
Country Operation Usage Efficiency (water
usage per ounce of
production) m
3
/oz
2007 2006
9
2007 2006
Argentina
Cerro Vanguardia 1,036,741 939,647 4.70 4.04
Australia
Sunrise Dam 1,742,339
10
2,254,970 2.90 4.85
Brazil
Brasil Mineração 4,163,381
11
3,371,455 13.13 13.93
Serra Grande 399,300 367,920 2.19 1.90
Ghana
Obuasi 10,110,000
12
14,070,000 28.08 36.36
Iduapriem
13
100,000 100,00 0.51 0.51
Guinea
Siguiri 2,959,121 2,939,059 8.98 9.76
Mali
Morila 4,945,950
15
3,659,128
14
10.99 7.07
Sadiola 5,714,334 5,020,000 15.51 10.04
Yatela 1,120,000 1,340,909 3.73 3.80
Namibia
Navachab 1,116,821 938,000 13.96 10.91
South Africa
West Wits 5,569,486 5,564,432 5.21 4.80
Vaal River 17,217,443 16,147,482 13.69 11.58
Tanzania
Geita 2,670,066 2,348,666 8.17 7.63
USA
CC&V 1,366,634
16
1,916,175 4.85 6.77
Total
60,231,616
60,977,843
9.50
9.21
Notes:
9
Restatements of 2006 data have been made at some sites as a result of a refined definition for reporting fresh water use. These sites include Yatela, Sadiola, Obuasi, Serra Grande and CC&V.
10
Water efficiency has improved over 2006 owing to increased recovery from CTD trenches.
11
Increase attributed to commissioning of the Cuiabá gold plant.
12
Lower consumption of fresh water as a result of initiatives to maximise internal water recycling.
13
An estimate of annual groundwater abstraction, there is nil abstraction from other sources.
14
Correction to the value previously reported for 2006.
15
Consumption increase attributed to the raising of the raw water storage dam inventory level and to increased metallurgical demand.
16
Higher rainfall onto the heap leach pad than in 2006. This decreased the need for fresh water addition.
AngloGold Ashanti has actively participated in a number of regulatory and public fora and has engaged extensively with interested parties, with the aim of understanding and scientifically assessing the problem and coming up with a workable solution. (See case study on Engaging in the Wonderfontein Spruit at
www.aga-reports.com/07/Wonderfontein-spruit.htm.)

In 2007, total fresh water usage by AngloGold Ashanti decreased by 1% to 60,231,616m3(2006:
60,977,843m3). From an efficiency point of view, consumption per ounce of production remained virtually unchanged.
Energy
Our mining activities require significant amounts of energy, for transporting employees, equipment and rock, for ventilation and refrigeration in underground mines, for powering drilling and other equipment, to run gold plants and administration operations, and for accommodation facilities. Electricity is typically purchased from national grids or generated at remote locations using heavy fuel oil or diesel. In most countries, we are dependent on the electricity provider for the fuel mix used in the electricity grid. In South
Africa, the largest regional electricity user in the group, energy is generated predominantly from coal. It is clearly in the company’s best interests to reduce energy usage, and to ensure the most efficient possible usage of the energy that is used. This is true not only from a cost point of view but also in the light of increasing scarcity of power in South Africa (which has resulted in nation-wide power outages in late
2007/early 2008) and Ghana (as poor rainfall had a negative impact on hydro-electric power generation).
In South Africa, Eskom reports that the mining industry uses about 15% of the country’s supply. In addition, the role of energy generation in greenhouse gas emissions provides further impetus for reduction.
AngloGold Ashanti’s Australian operations’ investigation into renewable energy and specifically into Sunrise
Dam’s wind electric power system to power borehole pumps saw the company being recognised by the
Western Australian Department of Industry and Resources. (See case study: Sunrise Dam receives environmental recognition for wind power initiative, at www.aga-reports.com/07/Gecko-award.htm.) Other examples of the company’s initiatives in this regard may be found in case studies on energy recovery at
Mponeng at www.aga-reports.com/07/energy-mponeng.htm and AngloGold Ashanti’s role in and contribution to the South African National Energy Efficiency Accord at www.aga-reports.com/07/energy-
accord.htm.)
In 2007, AngloGold Ashanti’s total energy consumption from all sources was 31,155,104GJ, an increase from 2006 when it was 31,039,107gigajoules. In efficiency terms, energy usage was 4.69 gigajoules per ounce in 2006 and 4.96 gigajoules per ounce in 2007, reflecting a rise of 6%.
Environment    continued

AngloGold Ashanti Report to Society 2007 – Environment
Sunrise Dam, Australia

Energy usage
Country
Operation
Usage (GJ)
Efficiency (energy
usage per ounce of
production) GJ/oz
2007
2006
2007
2006
Argentina
Cerro Vanguardia
535,155
463,686
2.43
1.99
Australia
Sunrise Dam
1,978,167
2,261,654
3.30
4.86
Brazil
Brasil Mineração
781,310
17
578,619
2.46
2.39
Serra Grande
311,456
301,576
1.71
1.55
Ghana
Obuasi
2,484,700
2,411,440
18
6.90
6.23
Iduapriem
944,479
936,674
19
4.81
4.77
Guinea
Siguiri
1,714,517
1,602,181
5.20
5.32
Mali
Morila
1,864,859
1,915,332
20
4.14
3.70
Sadiola
1,664,342
1,538,190
21
4.52
3.08
Yatela
577,412
535,533
22
1.92
1.52
Namibia
Navachab
320,275
299,142
4.00
3.48
South Africa
West Wits
5,789,711
6,194,535
5.42
5.34
Vaal River
7,365,629
7,424,668
5.86
5.33
Tanzania
Geita
3,351,884
3,276,803
10.25
10.64
USA
CC&V
1,469,786
1,299,069
5.21
4.59
Total
31,155,104
31,039,107
4.91
4.69
A restatement of most 2006 data has been made as some sites excluded fleet fuel consumption.
Notes:
17
Increased fuel usage due to higher tonnages mined at both surface and underground mines.
18
2006 surface diesel use inferred from 2007 data.
19
Fossil fuel use inferred from 2006 total tonnes mined.
20
Corrected owing to double accounting of electrical energy in 2006.
21
Restated owing to 2006 formula error.
22
Restated owing to 2006 formula error.
31,155

Greenhouse gas emissions
In addition to participating in the global debate on climate change and its potential impacts, AngloGold
Ashanti has considered its position, evaluating both risks and opportunities in respect of climate change, and is embarking on a process of establishing its carbon footprint and greenhouse gas (GHG) emissions. In
December 2007, at an internal workshop attended by environmental, engineering and public affairs personnel from operations around the world, CEO Mark Cutifani called for significant improvements in energy efficiencies and reduced greenhouse gas emissions. He asked participants to consider a medium-
term target of a 15% decrease in energy usage and a longer-term target of a 30% reduction in GHG emissions. (See case study: AngloGold Ashanti and climate change on page 178 of this report). This follows the development of an internal position paper on climate change. Operations have now been tasked with understanding their current GHG emissions and with developing action plans to effect significant reductions.
The South American operations (Cerro Vanguardia in Argentina and Brasil Mineração and Serra Grande in
Brazil) commissioned a comprehensive baseline study of both direct and indirect GHG emissions for those operations. (See case study Establishing AngloGold Ashanti’s carbon footprint in South America on page
184 of this report). Plans are being put in place to obtain similarly comprehensive data for our other operations and it is hoped that far more expansive reporting will be provided in the 2008 report.
In 2007, AngloGold Ashanti’s operations emitted 4,605,220 tonnes of CO2e (direct and indirect emissions), similar to the estimated emissions of 4,748,529 tonnes of CO2e in 2006.
In 2007 AngloGold Ashanti participated in the global Carbon Disclosure Project (CDP), through a survey of the top 40 companies listed on the JSE. CDP is a global institutional investor collaboration intent on understanding and quantifying climate change implications for business. AngloGold Ashanti’s response may be found at www.cdproject.net.
The Australian government ratified the Kyoto Protocol in December 2007, committing Australia to limiting its GHG emissions to an 8% increase above 1990 levels over the period 2008 to 2012. This will have implications for our Australian operations. Sunrise Dam Gold Mine has registered with the Greenhouse
Challenge Plus Commonwealth Energy Efficiency Opportunity programme. The programme encourages industry participants to identify practical and effective solutions for improving energy efficiency, reducing costs and improving the industry’s reputation. In line with this commitment, the operation will file an energy efficiency assessment plan with the Australian Department of Resources, Industry and Tourism every five years, and publish the outcomes of its improvement programme on an annual basis.
Environment   continued

AngloGold Ashanti Report to Society 2007 – Environment
CC&V, USA

GHG emissions
Country
Operation
Tonnes of CO2e
Efficiency
(CO2e/oz)
2007
2006
23
2007
2006
Argentina
Cerro Vanguardia
38,559
33,218
0.17
0.14
Australia
Sunrise Dam
146,254
167,215
0.24
0.36
Brazil
Brasil Mineração
10,060
24
4,658
0.03
0.02
Serra Grande
6,785
5,995
0.04
0.03
Ghana
Obuasi
110,193
104,722
0.31
0.31
Iduapriem
51,729
54,791
0.26
0.28
Guinea
Siguiri
129,653
121,395
0.39
0.40
Mali
Morila
138,018
141,754
0.31
0.27
Sadiola
125,089
114,220
0.34
0.23
Yatela
42,734
39,635
0.14
0.11
Namibia
Navachab
13,267
12,244
0.17
0.14
South Africa
West Wits
1,538,933
1,679,694
1.44
1.45
Vaal River
1,848,984
1,874,521
1.47
1.34
Tanzania
Geita
252,834
246,884
0.77
0.80
USA
CC&V
152,140
138,648
0.54
0.49
Total
4,605,230
4,748,529
0.72
0.73
Calculated from direct and indirect fossil fuel usage plus emissions of ozone depleting substances and utilising
WRI-WBCSD GHG Protocol Initiative default data, or where available, supplier emission factors.
Notes:
23
The inclusion of more comprehensive fossil fuel data in the 2006 energy use statistics has resulted in restatements of 2006 GHG emissions at most operations.
24
An almost twofold increase in GHG emissions was the result of a rise in diesel use necessitated by the higher tonnages mined and a higher stripping ratio at Córrego do Sítio.

Biodiversity stewardship
The threat to biodiversity as a result of habitat destruction and other human-related causes has been a high-profile international environmental issue for several years. AngloGold Ashanti, as part of its commitment to environmental stewardship, considers the long-term sustainability of the land on which its operations are located to be an integral part of its responsibility.
Our operations in Brazil (Brasil Mineração and Serra Grande) are located in the ecologically sensitive and important Atlantic and Cerrado Forest ecosystems respectively. A great deal of work has been done over the past two years not only in protecting the areas in which the company operates, but also in understanding the biodiversity of the region and setting aside land for long-term conservation.
A three-year study on the biodiversity of the Samuel de Paula Natural Reserve was concluded in August
2007. Although the reserve itself contains only a small area of Atlantic Forest, it is home to several significant endangered species and is located within a densely populated metropolitan area. A similar study is being undertaken in the vicinity of the Cuiabá mine. In line with Brazilian legislation, expansions undertaken by the company – such as the construction of a new TSF at Cuiabá – may be offset through the creation of protected forest reserves. (See case study on: Mining operations serve to protect endangered species in Brazil at www-aga.reports.com/07/biodiversity-Brazil.htm.)
Also during the year, Phase 2 of an extensive biodiversity assessment of both the West Wits and Vaal River operations was concluded. The assessment verified the data collated on the desktop study that was conducted in 2005 and has enabled researchers to map out areas of land in both of these regions into designated biodiversity management units. (See case study on Biodiversity assessment in SA completed
– www.aga-reports.com/07/biodiversity-SA.htm.)
The approach to rehabilitation and biodiversity management at Iduapriem in Ghana is also discussed in a case study on Iduapriem’s rehabilitation efforts at www.aga-reports.com/07/rehab-Iduapriem.htm. The
Tarkwa Wassa West District in Ghana, in which Iduapriem is located, is host to about 40% of the country’s rain forest.
In Australia, environmental baseline surveys have been undertaken as part of the Tropicana project environmental impact assessment process. These surveys have contributed to the identification of previously unknown species, heritage site and increased the knowledge of the region’s biodiversity. Steps have been taken to manage any potential impacts of existing and proposed activities. (See case study at
aga-reports.com/07/Tropicana.htm.)
Land management
(See case study on Closure and rehabilitation of tailings storage facility at Navachab –
www.aga-reports.com/07/TSF-Navachab.htm.)
Transport
Only a fraction of the amount of rock moved is gold and is thus transported to its final destination. Key aspects of transport related to gold are:
Gold mining operations are frequently located in remote locations, necessitating the transport of employees to and from work by road (such as at Cerro Vanguardia) and by air (at Sunrise Dam);
The final markets for gold are in the primary first world cities of the world, necessitating transport, by air, of the bullion; and
Plant and equipment must often be transported great distances, by air, sea and land.
Environment   continued

AngloGold Ashanti Report to Society 2007 – Environment

The environmental impact of the above has not been quantified although it will be considered as part of the company’s baseline assessments of its GHG emissions. The greatest potential for negative environmental impacts relates to the transport of cyanide to remote sites to treat the gold-bearing ore. As a signatory to the Cyanide Code, great care is taken as part of this process. One incident was recorded in relation to the transport of cyanide during the year.
4. Case studies:
In this report:
Two environmental case studies are presented in this report:
AngloGold Ashanti and climate change – page 186.
Establishing AngloGold Ashanti’s carbon footprint in South America – page 192.
On the website:
The following case studies are presented on our website at www.aga-reports.com/07/case-studies.htm or at the urls listed under each heading.
Group
Corporate environmental review programme initiated – AngloGold Ashanti has introduced a
Corporate Environmental Review Programme (CERP) related largely to the disclosure of environmental risks and the management of environmental liabilities. This programme will strive to implement the environmental policies deemed important by the company. Reviews have been conducted, producing invaluable information regarding the relationship between mining and the environment, and the necessary measures to be taken. See case study at www.aga-reports.com/07/CERP.htm.
Navachab, Namibia

Environment   continued

AngloGold Ashanti Report to Society 2007 – Environment
Australia
Sunrise Dam receives recognition for wind power initiative – In September 2007, Sunrise Dam’s wind power system received a Certificate of Merit in the Golden Gecko Awards, one of the highest environmental accolades in the Western Australian resources industry. This system, which powers a borehole pump and supplements the solar energy pump system to recover groundwater, is the first of its kind and has great potential for broader application as it delivers an economic solution to remote site water pumping in areas with adequate wind resources. See case study at
www.aga-reports.com/07/Gecko-Award.htm
Baseline studies at Tropicana – AngloGold Ashanti has developed a three-staged approach for identifying and managing the environmental and heritage value at Tropicana, located on the edge of the
Great Victoria Desert in Western Australia. The information from surveys that have been conducted in the area will be used to establish appropriate policies, procedures and management plans so as to ensure that biodiversity is protected and any potential impacts are minimised. See case study at
www.aga-reports.com/07/Tropicana.htm
Brazil
Mining serves to protect endangered species in Brazil – All AngloGold Ashanti operations in Brazil are located in the ecologically sensitive and important Cerrado or Atlantic Forest ecosystems. The biological importance of these large ecosystems has necessitated the negotiation of a balance between mining activities and the conservation of fauna and flora. AngloGold Ashanti has played an invaluable role in developing preservation policies and funding research work in the area. See case study at
www.aga-reports.com/07/biodiversity-Brazil.htm
Guinea
Progress with dust management at Siguiri – A dust management programme was initiated at the
Siguiri mine in Guinea in February 2007 to combat the prevalence of dust caused by the run of mine
(ROM) pad road, network and by the north-east trade winds, popularly known as harmattan, blowing in from the Sahara Desert. The presence of dust poses multiple threats and has therefore been addressed with due urgency. While some reduction in dust emissions has occurred, efforts to reduce this further are continuing. See case study at www.aga-reports.com/07/Siguiri-dust.htm

Ghana
Dealing with environmental legacies at Obuasi: an update – Obuasi mine in Ghana poses several challenges to AngloGold Ashanti with regards to the mine’s unavoidable proximity to the community in which it operates. The resulting environmental and social concerns have necessitated proactive intervention by the company. This case study explores the difficulties encountered, the steps taken to combat these difficulties, and the company’s future objectives. See case study at www.aga-
reports.com/07/Obuasi-environment.htm
Rehabilitation success at Iduapriem – AngloGold Ashanti’s Iduapriem mine received the Best
Reclaimed Mine award from Ghana’s Environmental Protection Agency. The award is indicative of the emphasis that the company places on rehabilitation and environmental stewardship. This case study explores the rehabilitation techniques used by the mine, and demonstrates its commitment to developing and supporting future environmental and agricultural development. (See case study at
www.aga-reports.com/07/Iduapriem-environment.htm)
Namibia
Closure and rehabilitation of tailings storage facility at Navachab – Navachab mine’s old tailings storage facility (TSF) is reaching the final stages of closure after extensive rehabilitation. Measures have been taken to ensure that as little environmental impact occurs as possible, and, after closure, expenses will be limited to monitoring and erosion repair. Navachab’s current TSF was commissioned in 2003 and will be in use until 2009. See case study at www.aga-reports.com/07/TSF-Navachab.htm
South Africa
Progress at Bokkamp Dam to improve water management – The R40 million project to construct a new stormwater containment dam, to accommodate rainwater overflows from the
Bokkamp process water dam at AngloGold Ashanti’s Vaal River operations, is progressing. The new dam will be crucial to the company’s water management efforts, and the company will take a holistic view in ensuring that all related issues are rectified. See case study at www.aga-
reports.com/07/Bokkamp.htm
Biodiversity assessment in South Africa completed – The second phase of AngloGold Ashanti’s biodiversity assessment of its South African West Wits and Vaal River operations was successfully completed in 2007. This phase identified and determined the extent of terrestrial and aquatic fauna and flora at the two operating areas. The completion of this comprehensive and structured assessment paves the way for a biodiversity management strategy which will be developed in 2008.
See case study at www.aga-reports.com/07/biodiversity-SA.htm.

Environment   continued

AngloGold Ashanti Report to Society 2007 – Environment
Progress in reducing SO2emissions at Vaal River operations – AngloGold Ashanti’s Vaal River’s East
Gold Acid Flotation (EGAF) plant has undergone a number of air pollution control measures to improve operational and environmental performance and monitoring. While these measures have significantly reduced the acid plant’s SO2stack emissions, fugitive emissions remain a challenge. See case study at
www.aga-reports.com/07/SO2-emissions.htm
Engagement on Wonderfontein Spruit – Engagement with AngloGold Ashanti stakeholders with regard to heavy metal contamination in the Wonderfontein Spruit has continued over the past year. The suggestion that higher than acceptable levels of uranium and other heavy metals are present in the spruit has led to the company’s participation in the Mining Interest Group (MIG), and its proactive involvement in ensuring the mitigation of the historical impact of pollution into the spruit. See case study at www.aga-
reports.com/07/wonderfontein-spruit.htm
ISO14001 certification for AngloGold Ashanti Health – AngloGold Ashanti Health, a wholly-owned subsidiary of the company operating in South Africa, provides healthcare services to 35,000 employees.
In March 2007, the company embarked on a project to plan and implement ISO14001 certification, an accreditation which is integral to AngloGold Ashanti’s environmental management strategy and one which was rapidly achieved. The future brings with it further developments in the name of environmental awareness. See case study at www.aga-reports.com/07/ISO14001-AGAhealth.htm
Energy recovery at Mponeng – The ice-based cooling system introduced at Mponeng some years ago, with the state-of-the-art technology, has yielded positive results in terms of improving energy efficiency. The positive results obtained are indicative of the mine’s, and indeed the company’s, broader energy management strategy, which aims to reduce costs and improve energy efficiencies. See case study at www.aga-reports.com/07/energy-mponeng.htm
National Energy Efficiency Accord: AngloGold Ashanti’s role and contribution – The need for improvements in energy efficiency and dealing with increased electrical demand is becoming more and more pressing against the backdrop of power shortages and climate change. In recognition of this situation, AngloGold Ashanti signed the National Energy Efficiency Accord in May 2005, an accord which commits all industries to a 15% reduction in electricity consumption by 2015. This objective has been fully integrated into the company’s mining practices. See case study at
www.aga-reports.com/07/energy-accord.htm

5. Objectives for 2008
The following objectives have been set for 2008:
Maintain ISO14001 certification for all business units, using these systems to help fulfil the aspirations of our environmental policy.
Raise awareness of environmental issues and our performance expectations among our operating staff, including contractors and company suppliers by continuing to expand and disseminate the set of corporate environmental guidelines.
Continue to develop and implement an appropriate set of responses to the challenges of climate change, in part by improving energy efficiencies at our various operations.
Determine the group’s baseline in terms of GHG emissions.
Use ICMM’s Good Practice Guidance to improve the management of biodiversity-related issues throughout the company, where possible, working in association with appropriate external organisations to accomplish this.
Develop and maintain company-wide environmental performance metrics and reporting systems in line with GRI and external reporting commitments.
Set targets for improving efficiencies of water usage, energy usage and GHG emissions.
Extend the use of geographical information systems, remote sensing and other appropriate technology to enhance our environmental monitoring programmes.
Improve mine closure planning practices and the concurrent rehabilitation of lands disturbed by mining activities, incorporating biodiversity, water conservation and climate change considerations.
Recognise and reward environmental performance within the company.

AngloGold Ashanti Report to Society 2007 – Environment
Case study: AngloGold Ashanti and climate change
I
n December 2007, CEO Mark Cutifani set a short- to medium-term target for the group of reducing energy consumption by 15% per ounce of gold produced and a medium- to longer-term target of reducing greenhouse gas emissions (GHGs) by 30% per ounce produced.
Says Cutifani, “Improving our energy efficiency just makes good business sense and I expect that we will be able to make some quick gains – reductions of between 10 and 15% – by improving what we do and how we do it.
“As far as climate change is concerned, there is no doubt that we as a company need to address the issue.
I have set a stretch target for reducing greenhouse gas emissions on a per ounce basis of 25 to 30%. But
I would rather we do that than set out to achieve only what we know we can achieve. Now we have the challenge of starting to look at a whole range of non-traditional means of attacking the problem.”
Cutifani addressed an internal AngloGold Ashanti climate change workshop in December 2007, attended by environmental and engineering personnel from around the group and other specialists. This followed the development of an internal position paper on climate change, including the opportunities and risks faced by the group, which is a precursor to a formal and public AngloGold Ashanti climate change position statement. The latter will be reviewed by the company’s Exco by mid-2008.
Cerro Vanguardia, Brazil

As a first step, operations within the group have been tasked with undertaking a detailed baseline carbon footprint analysis by the end of 2008 and with developing and implementing action plans to effect significant reductions.
It is of particular significance to the company that the people most likely to be most affected by climate change are the poor, who rely on subsistence and seasonal agriculture to lift them from poverty, many of whom may be part of communities and countries in which the company has operations. In addition to its own internal carbon emission reduction initiatives, the company believes that its integrated approach to environmental management and community development programmes should consider and address ways in which to mitigate the impacts of climate change on its host communities, through adaptation initiatives.
Reporting
AngloGold Ashanti is a member of the International Council on Mining and Metals and hence both subscribes to its position statement and commits to report on its GHG emissions. In 2007, AngloGold
Ashanti participated in the Carbon Disclosure Project (CDP) survey of the top 40 JSE companies. The CDP is a global initiative for reporting on GHG emissions and for ascertaining companies’ responses to climate change. The company’s response may be found at www.cdproject.net.
AngloGold Ashanti has committed to reporting in accordance with the GRI requirements – which include a number of energy and climate-related indicators – and will incrementally provide information on a company and group basis as this becomes available. See pages 178 to 179 for further information and our website for our full GRI environmental performance indicators response at www.aga-
reports.com/07/environment.pdf.
Opportunities and risks
Some of the risks and opportunities for the company that have been identified are described below.
The risks include the following:
Higher energy costs resulting from the global growth in carbon taxes as well as increasing fossil fuel and grid electricity costs.
More frequent and more intense storm events requiring more costly engineering safeguards for tailings facilities, waste rock dumps and other vulnerable structures.
Reduced water availability which will have an impact on processing capacity at some sites.
Higher insurance premiums – these are likely to be still higher if the company is perceived not to be actively addressing its climate risks.
Increased pressure from neighbouring communities struggling with disease, crop failure and the depletion of natural resources.
Increased expectations from host governments for corporate involvement in managing the challenges of adaptation to climate.
The opportunities include the following:
Emissions trading projects that provide potential investment and income for projects that also reduce our operating costs and greenhouse gas footprint.

Case study: AngloGold Ashanti and climate change continued

AngloGold Ashanti Report to Society 2007 – Environment
Realised cost savings from energy switching and efficiency projects.
Exploiting research and development tax rebates where they exist by undertaking or supporting renewable energy and energy efficiency projects.
Large-scale projects that address national and company energy security through investments in renewable energy and provide long-term carbon trading opportunities.
Enhanced relationships with key stakeholders as we develop grass-roots adaptation projects.
Working with host governments and industry to develop wide-ranging adaptive capacities and technology changes.
Emissions trading
A specific area of interest to the company, which hosts many operations in developing countries, is the potential for emissions trading. Various GHG reduction and trading systems have been developed to enable companies to achieve a portion of their GHG reduction obligations through investing in projects that result in the global reduction of greenhouse gases. The South American operations are currently actively looking at specific opportunities.
While the company has in recent years looked into several possible CDM projects, these were not deemed to be viable for a range of reasons. Part of Cutifani’s brief to staff has been the directive to reassess CDM opportunities. An initial assessment of potential projects includes those associated with:
Switching to more energy efficient technologies in operations
Reforestation and off-minesite revegetation

About emissions trading
Various GHG reduction and trading systems have been developed to enable companies to achieve a portion of their GHG reduction obligations through investing in projects that result in the global reduction of greenhouse gases.

Each ton of carbon dioxide equivalent reduced under the Kyoto Protocol’s Clean Development Mechanism (CDM) becomes a Certified Emissions Reduction (CER), which is tradable. The emissions reductions from CDM projects must be effected in developing countries. The developed country emitter (the investor) wins by achieving a portion of its target at a lower cost than would have been possible in that country and the host wins by receiving funds to improve technology and performance.

The EU Emissions Trading Scheme (ETS) is the largest scheme currently in existence, although some US states and Australia have also announced systems. The ETS requires that credits are bought through the CDM. There are currently very few CDM projects in Africa, which is again an opportunity for the company.
Cerro Vanguardia, Argentina

Case study: AngloGold Ashanti and climate change continued

AngloGold Ashanti Report to Society 2007 – Environment
Using gravity and underground heat to generate power in underground mining
Fuel switching
Fuel management systems
Biomass co-generation
Renewable energy
Sequestration of carbon dioxide in closed underground mines.
Says Andrew Mackenzie, Manager, Corporate Environmental Affairs: “The workshop has provided the impetus and targets needed to ensure that we can drive a group-wide response to climate change as a strategic company imperative. While we have a long way to go, looking back we have undertaken a number of initiatives on which we can build.”
Among these initiatives are:
The South American operations prepared an inventory of their direct (from sources owned or controlled by the company) and indirect (from the generation of imported electricity, heat or steam) GHG emissions in 2006. Fossil fuel combustion (59%) and land use change (i.e. removal of vegetation) (27%) were the largest contributors. See case study Analysis of carbon footprint in South America – www.aga-
reports.com/07/GHGs-SouthAmerica.htm.
Through the National Business Initiative, the South African operations committed to an Energy Efficiency
Accord with government in 2005. The headline commitment is to reduce energy demand by 12% by
2015. Former CEO, Bobby Godsell signed on behalf of AngloGold Ashanti and Business Unity South
Africa. See case study on the National Energy Efficiency Accord – AngloGold Ashanti’s role and contribution at www.aga-reports.com/07/energy-accord.htm.
The South African operations have achieved significant improvements in energy consumption and efficiency – an 18% improvement since 2004. The challenges brought by the early 2008 power crisis increase the incentive to improve these efficiencies further. A significant proportion of the work has been paid for by the electricity utility, Eskom, under its demand side management programme, as these improvements assist the national utility in optimising its systems. Completed and planned activities include:
– energy efficiency projects, including heat recovery, use of a three pipe chamber system to pump water, replacing incandescent with compact fluorescent lights, and replacing cap lamp bulbs with
LEDs;
– peak dipping, by switching off compressors when they are not needed; and
–
load shifting, by scheduling activities to take place during low demand periods.
See the case study on Energy recovery at Mponeng – www.aga-reports.com/07/energy-
mponeng.htm.
A sophisticated integrated energy management system is in place at the South African operations.
As a member of the International Council of Mining and Metals (ICMM), AngloGold Ashanti is a party to the
ICMM’s position on and commitment to climate change management and mitigation.

ICMM recently started a project to determine an energy efficiency metric that takes account of the challenges faced by mining and metals companies. AngloGold Ashanti is actively involved in the project.
The issue is that, as a particular mine goes deeper and accesses poorer ore grades, energy consumption per unit of rock mined or ounce produced will rise, other matters being equal. This presents a challenge unique to the extractive industries.
Next steps
Concludes Mackenzie, “In addition to the agreement of the company’s formal climate change position, we are in the process of developing a comprehensive business strategy to take advantage of the opportunities and mitigate the threats presented by climate change. This will include reducing the company’s GHG emissions intensity; preparing for the likely impacts of climate change; providing opportunities for offsetting emissions; and facilitating the trading of carbon reduction credits.”
In line with the ICMM
The ICMM’s position on climate change commits its member companies to:
continue to meet or exceed government requirements, contributing positively wherever they operate;
monitor and report GHG emissions consistent with international standards, in line with their commitment to report in accordance with the Global Reporting Initiative framework; and
reduce GHG emissions as measured in absolute terms or per unit of production or through improved energy efficiency.
Geita, Tanzania

AngloGold Ashanti Report to Society 2007 – Environment
Case study: Establishing AngloGold Ashanti’s carbon footprint in South America
In support of its global efforts to understand the company’s carbon footprint, AngloGold Ashanti’s South
American operations undertook the company’s first baseline study of both their direct and indirect greenhouse gas (GHG) emissions. (Note that direct emissions are GHG emissions from sources owned or controlled by the company, while indirect emissions are those from imported electricity, heat or steam consumed by the company).
Included in this analysis were the following sites: the Lamego, Cuiabá, Córrego do Sítio mines and Queiroz plant (all part of AngloGold Ashanti Mineração in Brazil), the Serra Grande mine in Brazil and the Cerro
Vanguardia mine in Argentina. The baseline year adopted was the period 1 January to 31 December 2006 and emissions for prior periods were not considered – this is particularly relevant in the case of extensive reforestation and biodiversity enrichment activities that happened prior to this year, and for deforestation activities before 2006.
Cerro Vanguardia, Argentina and
Brasil Mineraç
~
ao, Brazil

The globally accepted Guidelines for National Greenhouse Gas Inventories (2006) published by the
Intergovernmental Panel on Climate Change (IPCC) were the main tool applied to the quantification process, which included the following categories of GHG emissions:
emissions from fossil fuel consumption;
emissions from energy consumption;
emissions from land use change;
emissions from solid waste and wastewater treatment;
emissions from the consumption of explosives;
emissions from the consumption of reagents; and
emissions from industrial processes.
In total, GHG emissions from the South American operations amounted to 146,000 tonnes of CO2e in
2006. The graph below shows the share of emissions from the individual operational units. CO2remained the predominant gas even after the other gases were weighted by Global Warming Potential.
Consumption of fossil fuels (mainly diesel and natural gas) and emissions caused by land use change were the largest contributors to emissions, amounting to 86% of the total.
Says Dr Willer Pos, Director of Environment, South America: “We initiated this project because we wanted to get a good understanding of the sources of our carbon emissions and to be able to report fully in terms of the new GRI G3 guidelines. There is an acute awareness of environmental issues in
Brazil, and growing calls on companies to reduce their carbon emissions, even though there are no legal requirements to cut these. We also wanted to be able to identify potential opportunities to reduce emissions and start carbon trading.”
Adds Pos, “This information is not simply going to be used for reporting. We identified opportunities to reduce our carbon intensity during the study and these are being explored. Possibilities include installing wind turbines at Cerro Vanguardia, substituting diesel with biodiesel, increasing the capacity of the hydro-
electric plant, using different explosives and installing solar-powered water heaters.”
Carbon emissions by activity
(Tonnes of CO
2
e)

Reporting in accordance with the Global Reporting Initiative
(GRI), ICMM Sustainable Development Framework and the
United Nations Global Compact
194
AngloGold Ashanti Report to Society 2007
AngloGold Ashanti is an organisational stakeholder of the Global
Reporting Initiative (GRI) and has prepared this Report to Society 2007 in accordance with the GRI 2006 G3 Sustainability Guidelines.
As a founding member of the ICMM we are committed to good
business practices in sustainable development and to implementing the ICMM Sustainable Development Framework and compliance with policy statements of the ICMM Council. Further, AngloGold Ashanti is
a signatory to the United Nations Global Compact and, as such, is committed to providing a progress assessment on how the principles of the Global Compact have been progressed throughout policies and actions during the year. We report on our progress in complying with the principles to the Global Compact on a quarterly basis.
In the schedule below, we have reported in accordance with the GRI indicators (including the Mining and Metals Supplement), providing an indication of where this information may be found, as well as the corresponding ICMM principles and Global Compact principles.
GRI and the principles of GRI
The GRI is a large multi-stakeholder network of experts worldwide, who participate in GRI’s working groups and governance bodies, use the GRI Guidelines to report, access information in GRI-based reports, or contribute to develop the Reporting Framework in other ways, both formally and informally.
The GRI’s vision is that reporting on economic, environmental, and social performance by all organisations is as routine and comparable as financial reporting. The GRI network accomplishes this vision by developing, continuously improving, and building capacity around the use of a Sustainability Reporting Framework, the core of which are the
Sustainability Reporting Guidelines. Other components in the
Reporting Framework are Sector Supplements and Protocols.
AngloGold Ashanti is an Organisational Stakeholder of GRI and is thus committed to reporting in accordance with GRI. The GRI principles have been developed to define a compact between the reporting organisation and the report user, ensuring that both parties share a common understanding of a GRI-based report.
By adhering to the 11 principles, users can ensure that reports:
Present a balanced and reasonable account of economic,
environmental and social performance, and the resulting contribution of the organisation to sustainable development over time;
Facilitate comparison over time;
Facilitate comparisons across organisations; and
Credibly address issues of concern to stakeholders.
The principles are as follows:
Transparency: Full disclosure of the processes, procedures and assumptions in report preparation are essential to its credibility.
Inclusiveness: The reporting organisation should systematically engage its stakeholders to help focus and continually advance the quality of its reports.
Auditability: Reported data and information should be recorded, compiled, analysed, and disclosed in a way that would enable internal auditors or external assurance providers to attest to its reliability.
Completeness: All information that is material to users for
assessing the reporting organisation’s economic, environmental and social performance should appear in the report in a manner that is consistent with the declared boundaries, scope, and time period.
Relevance: Relevance is the degree of importance assigned to a particular aspect, indicator, or piece of information, and represents the threshold at which information becomes significant enough to be reported.
Sustainability context: The reporting organisation should seek to place its performance in the larger context of ecological, social, or other limits or constraints, where such context adds significant meaning to the reported information.
Accuracy: The accuracy principle refers to achieving the degree of exactness and low margin of error in reporting information necessary for users to make decisions with a high degree of confidence.
Neutrality: Reports should avoid bias in selection and presentation of information and should strive to provide a balanced account of the reporting organisation’s performance.
Comparability: The reporting organisation should maintain
consistency in the boundary and scope of its reports, disclose any changes, and restate previously reported information.
Clarity: The reporting organisation should remain cognisant of the diverse needs and backgrounds of its stakeholder groups and
should make information available in a manner that is responsive to the maximum number of users while still maintaining a suitable level of detail.
Timeliness: Reports should provide information on a regular
schedule that meets user needs and comports with the nature of the information itself.
For further information see www.globalreporting.org
The 10 principles of ICMM
The International Council on Mining and Metals (ICMM) was formed in
October 2001 to represent leading international mining and metals companies. Its vision is a “viable mining, minerals and metals industry that is widely recognised as essential for modern living and a key contributor to sustainable development.” ICMM members believe that by demonstrating superior business practices they will gain preferential access to land, capital and markets.
Members are required to practice their commitment to environmental, economic and social responsibility. Significant progress has been made in helping the members raise their contribution towards achieving sustainable development by creating tools to improve performance, including sharing examples of good practice.
Member companies are committed to the ICMM Sustainable
Development Framework, including a set of 10 principles, supported by public reporting and independent assurance. AngloGold Ashanti is a founding member of ICMM.
The ICMM Principles:
1. Implement and maintain ethical business practices and sound systems of corporate governance.
2. Integrate sustainable development considerations within the corporate decision-making process.
3. Uphold fundamental human rights and respect cultures, customs and values in dealings with employees and others who are
affected by our activities.
4. Implement risk management strategies based on valid data and sound science.
5. Seek continual improvement of our health and safety
performance.
6. Seek continual improvement of our environmental performance.
7. Contribute to conservation of biodiversity and integrated approaches to land use planning.
8. Facilitate and encourage responsible product design, use, re-
use, recycling and disposal of our products.
9. Contribute to the social, economic and institutional development of the communities in which we operate.
10. Implement effective and transparent engagement,
communication and independently verified reporting
arrangements with our stakeholders.
For further information see www.icmm.com
UN Global Compact and the 10 principles
In an address to the World Economic Forum on 31 January 1999, the former Secretary-General of the United Nations, Kofi Annan, challenged business leaders to join an international initiative – the Global Compact
– that would bring companies together with UN agencies, labour and civil society to support universal environmental and social principles.
The Global Compact’s operational phase was launched at UN
Headquarters in New York on 26 July 2000. Today, thousands of companies from all regions of the world, international labour and civil society organisations are engaged in the Global Compact, working to advance ten universal principles in the areas of human rights, labour, the environment and anti-corruption . Through the power of collective action, the Global Compact seeks to promote responsible corporate citizenship so that business can be part of the solution to the challenges of globalisation. In this way, the private sector – in partnership with other social actors – can help realise the Secretary-General’s vision: a more sustainable and inclusive global economy.
The Global Compact is a purely voluntary initiative with two objectives:
To mainstream the 10 principles in business activities around the world; and
Catalyse actions in support of UN goals.
To achieve these objectives, the Global Compact offers facilitation and engagement through several mechanisms: Policy Dialogues, Learning,
Country/Regional Networks, and Partnership Projects. The Global
Compact is not a regulatory instrument – it does not “ police”, enforce or measure the behaviour or actions of companies. Rather, the Global
Compact relies on public accountability, transparency and the enlightened self-interest of companies, labour and civil society to initiate and share substantive action in pursuing the principles upon which the Global Compact is based. AngloGold Ashanti is a signatory to the Global Compact.
The 10 Principles
The Global Compact’s 10 principles in the areas of human rights, labour, the environment and anti-corruption enjoy universal consensus and are derived from:
The Universal Declaration of Human Rights
The International Labour Organization’s Declaration on
Fundamental Principles and Rights at Work
The Rio Declaration on Environment and Development
The United Nations Convention Against Corruption

The Global Compact asks companies to embrace, support and enact, within their sphere of influence, a set of core values in the areas of human rights, labour standards, the environment, and anti-corruption:
Human Rights
Principle 1:
Businesses should support and respect the protection of
internationally proclaimed human rights.
Principle 2:
make sure that they are not complicit in human rights abuses.
Labour Standards
Principle 3:
Businesses should uphold the freedom of association and the effective recognition of the right to collective bargaining.
Principle 4:
the elimination of all forms of forced and compulsory labour.
Principle 5:
the effective abolition of child labour.
Principle 6:
the elimination of discrimination in respect of employment and occupation.
Environment
Principle 7:
Businesses should support a precautionary approach to
environmental challenges.
Principle 8:
undertake initiatives to promote greater environmental responsibility.
Principle 9:
encourage the development and diffusion of environmentally friendly technologies.
Anti-Corruption
Principle 10:
Businesses should work against all forms of corruption, including extortion and bribery.
For more information see www.unglobalcompact.org.
196
AngloGold Ashanti Report to Society 2007
Reporting in accordance with the Global Reporting Initiative
(GRI), ICMM Sustainable Development Framework and the
United Nations Global Compact continued
AngloGold Ashanti also reported payments to government in line with the Extractive Industries Transporting Initiative (EITI).

GRI content index
GRI Guidelines
ICMM sustainable
UN Global compact
Location in
Status
development framework
the report
GRI
Content
ICMM                        Content
Global
Content
number
principle
compact
principle
Profile
1. Strategy and analysis
1.1
Statement by the CEO about
2
Integrate sustainable
Pages 6 to 7
●
the relevance of sustainability
development considerations
to the organisation and its
within the corporate
strategy decision-making
process
1.2
Description of key impacts, risks
Pages 12 to 13
●
and opportunities
2. Organisational profile
2.1
Name
Front cover
●
2.2
Primary brands,

●
products and services
2.3
Operational structure and
Pages 8 to 9
●
major divisions
AFS
▲
Pages 6 to 7
2.4
Location of headquarters

●
2.5
Countries of operations
Pages 8 to 9
●
2.6
Nature of ownership and legal
Pages 10 to 11, 62 to 63
●
form
AFS, Pages 36, 150
▲
2.7
Markets served
Case study:
●
Pages 68 to 73
AFS, Pages 39 to 41
▲
2.8
Scale of reporting organisation
Pages 4, 8, 56 to 65
●
AFS, Pages 48 to 65
▲
2.9
Significant changes during the

●
year
AFS, page 2
▲
2.10
Awards received
Pages 119 & 161, 163
●
AFS, page 117
▲
●
Fully reported
›
Partially reported
¢
Not applicable
■
AngloGold Ashanti website
▲
Annual Financial Statements (AFS)
❑
Country reports
«
Social and Labour Plan Reports
°
Not reported
Reporting
Status Key
Additional indicators are shaded
10
Implement effective and
transparent engagement,
communication and
independently verified
reporting arrangements with
our stakeholders

GRI content index
GRI Guidelines
ICMM sustainable
UN Global compact
Location in
Status
development framework
the report
GRI
Content
ICMM                      Content
Global
Content
number
principle
compact
principle
3. Report parameters
3.1
Reporting period
Inside front
●
cover (IFC)
3.2
Date of previous report
IFC
●
3.3
Reporting cycle
IFC
●
3.4
Contact point
IFC
●
Report scope and boundary
3.5
Process for defining report
Pages 14 to 15
●
content
3.6
Boundary of the report
IFC
●
3.7
Limitations
IFC
●
3.8
Basis for reporting on joint
IFC
●
ventures or subsidiaries
3.9
Data measurement
IFC, and throughout
●
techniques
the report
3.10
Explanation of the effects of
IFC, and throughout
●
any restatements
the report
3.11
Significant changes from
IFC, Page 78
●
previous reporting period
GRI content index
3.12
Table identifying location of
10
Implement effective and
Pages 194 to 209
●
disclosure
transparent engagement,
communication and
independently verified
reporting arrangements with
our stakeholders
Assurance
3.13
Policy and current practice with
10
Implement effective and
IFC
●
regard to seeking external
transparent engagement,
Pages 6 to 7
assurance of the report
communication and
Pages 22 to 23
independently verified
reporting arrangements with
our stakeholders
4. Governance, commitments and engagement
4.1
Governance structure including
Pages 112 to 115
●
committees
AFS
▲
4.2
Independence of the chair

●
4.3
Independence of Board

●
198
AngloGold Ashanti Report to Society 2007
Additional indicators are shaded
10
Implement effective and
transparent engagement,
communication and
independently verified
reporting arrangements with
our stakeholders
10
Implement effective and
transparent engagement,
communication and
independently verified
reporting arrangements with
our stakeholders
10
Implement effective and
transparent engagement,
communication and
independently verified
reporting arrangements with
our stakeholders
1
Implement effective and
maintain ethical business,
practices and sound systems
of corporate governance

GRI content index
GRI Guidelines ICMM sustainable UN Global compact Location in Status development framework the report
GRI Content ICMM                       Content Global Content
number principle compact
principle
4. Governance, commitments and engagement (continued)
4.4 Mechanisms for shareholders AFS
▲
and employees to provide Pages 130 to 131
recommendations or
direction to the board
4.5 Linkage between compensation Page 79
●
and performance AFS
▲
4.6 Process to ensure conflicts of Page 85 to 86
●
interest are avoided AFS, Page 112
▲
Case study at
■
www.aga-reports.
com/07/conflict.htm
4.7 Process for determining AFS, Page 117
●
qualifications of board
4.8 Internally developed relevant Pages 2 to 3
●
statements of mission or Pages 26, 56, 76, 90
principles 116, 132, 158
4.9 Procedure for risk identification Page 80
●
and compliance
▲
4.10 Process for evaluating AFS, Page 119
●
board’s own performance
▲
Commitments to external initiatives
4.11 Explanation of use Pages 14 to 15
●
precautionary approach Page 79
▲
4.12 Externally developed charters, Pages 82 to 83
●
principles and other initiatives
endorsed
4.13 Memberships of associations 10 Implement effective and Pages 82 to 83
●
and advocacy bodies transparent engagement,
communication and
independently verified
reporting arrangements with
our stakeholders
Stakeholder engagement
4.14 List of stakeholders Pages 17 to 21
●
Website:
www.aga-reports.com/
■
07/stakeholders.htm
4.15 Basis of identification Pages 17 to 21
●
of stakeholders
4.16 Approaches to stakeholder Pages 17 to 21
●
engagement Pages 132 to 153
199
Additional indicators are shaded
4
Implement risk management
strategies based on valid
data and sound science
7
Support a precautionary
approach to environmental
challenges
1 Implement effective and
maintain ethical business,
practices and sound systems
of corporate governance
10 Implement effective and

10 Implement effective and

10 Implement effective and
transparent engagement,
communication and
independently verified
reporting arrangements with
our stakeholders

AngloGold Ashanti Report to Society 2007
GRI content index
GRI Guidelines ICMM sustainable UN Global compact Location in Status development framework the report
GRI Content ICMM                        Content Global Content
number principle compact
principle
4. Governance, commitments and engagement (continued)
4.17 Key topics and concerns Pages 17 to 21
●
of stakeholders
Economic performance indicators
Aspect: Economic performance
Management approach 9 Contribute to the social, Pages 2, 6 to 7,
●
economic and institutional 14 to 15
development of the community AFS, Page 14
▲
in which we operate
Aspect: Economic performance
EC1 Direct economic value 9 Contribute to the social, Page 58
●
generated and distributed economic and institutional
development of the community
in which we operate
EC2 Financial implications and 4 Implement risk management Page 179
●
risks due to climate change strategies based on validation Case study: Pages 188 and sound science to 191
EC3 Coverage of the organisation’s Page 59
●
defined benefit plan obligations
EC4 Significant financial Pages 56, 60
●
assistance from government
EC5 Ratio of standard entry level Page 99
¢
wage compared to local
minimum wage at significant
areas of operation
MM1 Identify those sites where Pages 132 to 155
●
the local economic contribution Country Reports
❑
and development impact is of
particular significance and
interest to stakeholders and
outline policies with respect
to assessing this contribution
MM2 Value added disaggregated Country Reports
●
by country
❑
Aspect: Market presence
EC6 Policy, practices and proportions Page 64
●
of spending on locally-based Case study:
suppliers at significant locations www.aga-reports.
of operation com/07/BEE-
procurement.htm
Additional indicators are shaded
9
Contribute to the social,
economic and institutional
development of the community
in which we operate
9
Contribute to the social,
economic and institutional
development of the community
in which we operate
10
Implement effective and
transparent engagement,
communication and
independently verified
reporting arrangements with
our stakeholders

GRI content index
GRI Guidelines ICMM sustainable UN Global compact Location in Status development framework the report
GRI Content ICMM                        Content Global Content
number principle compact
principle
Economic performance indicators (continued)
EC7 Procedures for local hiring and Pages 92 to 97
●
proportion of senior management
hired from the local community
at significant locations of
operation
Aspect: Indirect economic impacts
EC8 Development and impact of Pages 147 to 148
●
infrastructure investments and
services provided for public
benefit
EC9 Indirect impacts Pages 134 to 153
●
Environmental performance indicators
Management approach 8 Undertake initiatives to promote Page 162 to 164
●
greater environmental
responsibility
Aspect: Materials
EN1 Weight of materials used 6 Seek continual improvement Website:
●
of our environmental www.aga-reports.
■
performance com/07/
environment.pdf
EN2 Percentage of materials used Website:
●
that are recycled www.aga-reports.
■
com/07/
environment.pdf
Aspect: Energy
EN3 Direct energy consumption Pages 176 to 177
●
by primary source Website: www.aga-
■
reports.com/07/
environment.pdf
EN4 Indirect energy consumption by Website: www.aga-
●
primary source reports.com/07/
■
environment.pdf
Aspect: Water
EN8 Total water withdrawal Pages 174 to 175
●
Website: www.aga-
■
reports.com/07/
environment.pdf
Aspect: Biodiversity
EN11 Location and size of land owned, Page 180
●
leased or managed in, or Website: www.aga-
❑
adjacent to protected areas reports.com/07/
environment.pdf
201
Additional indicators are shaded
7 Contribute to conservation of
biodiversity and integrated
approaches to land use
planning
6 Seek continual improvement
of our environmental
performance
8 Undertake initiatives to promote
greater environmental
responsibility
8 Undertake initiatives to promote
greater environmental
responsibility
8 Undertake initiatives to promote
greater environmental
responsibility
9
Contribute to the social,
economic and institutional
development of the community
in which we operate
9
Contribute to the social,
economic and institutional
development of the community
in which we operate
6 Seek continual improvement
of our environmental
performance

AngloGold Ashanti Report to Society 2007
GRI content index
GRI Guidelines
ICMM sustainable
UN Global compact
Location in
Status
development framework
the report
GRI
Content
ICMM                       Content
Global
Content
number
principle
compact
principle
Environmental performance indicators (continued)
EN12
Description of significant

●
impacts of activities, products
Website: Case studies
■
and services on biodiversity
www.aga-reports.
and protected areas of high
com/07/
biodiversity value outside of
environment.pdf
protected areas
www.aga-reports.
com/07/biodiversity-
Brazil.htm
www.aga-reports.
com/07/Iduapriem-
environment.htm
www.aga-reports.
com/07/biodiversity-
SA.htm
Aspect: Emissions, effluents and waste
EN16
Total direct and indirect
Pages 178 to 179
●
GHG emissions by weight
Website: www.aga-
■
reports.com/07/
environment.pdf
EN17
Other relevant indirect GHG
Website: www.aga-
¢
emissions by weight
reports.com/07/
■
environment.pdf
EN19
Emissions of ozone depleting
Website: www.aga-
●
substances by weight
reports.com/07/
■
environment.pdf
EN20
NOx, Sox and other significant
Website: www.aga-
●
air emissions by weight
reports.com/07/
■
environment.pdf
EN21
Total water discharge by quality
Website: www.aga-
●
and destination
reports.com/07/
■
environment.pdf
EN22
Total weight of waste
Website: www.aga-
●
by type and disposal
reports.com/07/
■
method
environment.pdf
EN23
Total number and volume of
Pages 165 to 168
●
significant spills
Website: www.aga-
reports.com/07/
environment.pdf
Additional indicators are shaded
7
Contribute to conservation of
biodiversity and integrated
approaches to land use
planning
6
Seek continual improvement
of our environmental
performance
8
Undertake initiatives to promote
greater environmental
responsibility
8
Undertake initiatives to promote
greater environmental
responsibility

8 Undertake initiatives to promote
greater environmental
responsibility
GRI content index
GRI Guidelines ICMM sustainable UN Global compact Location in Status development framework the report
GRI Content ICMM                       Content Global Content
number principle compact
principle
Environmental performance indicators (continued)
Aspect: Products and services
EN26 Initiatives to mitigate 8 Facilitate and encourage Page 66
●
environmental impacts of responsible product design,
products use, re-use, recycling and
disposal
EN27 Percentage of products sold that Page 56, 66
●
is reclaimed at the end of the Website: www.aga-
■
products’ useful life by product reports.com/07/
category environment.pdf
Case study: Page 68
Aspect: Compliance
EN28 Monetary value of significant 6 Seek continual improvement Page 169
●
fines and total number of non- of our environmental Website: www.aga-
■
monetary sanctions for non- performance reports.com/07/
compliance with environmental environment.pdf
laws and regulations
Aspect: Overall
EN23 Total amount of land owned, 7 Contribute to conservation Website: www.aga-
«
GRI leased, and managed for of biodiversity and integrated reports.com/07/
2002, production activities or extractive approaches to land use environment.pdf
MM use. Total land disturbed and planning
supple- unrehabilitated, newly mined
ment and rehabilitated land
MM3 The number/percentage of sites Page 176
●
identified as requiring biodiversity Website: www.aga-
■
management plans, and the reports.com/07/
number/percentage of sites with environment.pdf
plans in place
MM4 Percentage of product(s) derived 8 Facilitate and encourage Website: www.aga-
●
from secondary materials. This responsible product design, reports.com/07/
■
includes both post-consumer use, re-use, recycling and environment.pdf recycled material and waste from disposal of our products
industrial sources (e.g. new scrap
from fabricators and old scrap
from end of life equipment), but
excludes internal recycling
within the facility
MM5 Describe policies for assessing Pages 55, 66
●
the eco-efficiency and Website: www.aga-
■
sustainability attributes of reports.com/07/
products (e.g. recyclability, environment.pdf
material use, energy use,
toxicity, etc.)
203
Additional indicators are shaded
8 Undertake initiatives to promote
greater environmental
responsibility
8 Undertake initiatives to promote
greater environmental
responsibility

AngloGold Ashanti Report to Society 2007
GRI content index
GRI Guidelines ICMM sustainable UN Global compact Location in Status development framework the report
GRI Content ICMM                        Content Global Content
number principle compact
principle
Environmental performance indicators (continued)
MM6 Describe approach to 6 Seek continual improvement Website: www.aga-
●
management of overburden, of our environmental reports.com/07/
■
rock, tailings, and sludges/ performance environment.pdf
residues including assessment
of risks; structural stability of
storage facilities; metal leaching
potential; and hazardous
properties
Social performance indicators
Labour practices and decent work
Aspect: Employment
Management approach Pages 92 to 100
●
LA1 Total workforce by employment Pages 92 to 100
●
type, contract and region
LA2 Total number and rate of Page 94
›
employee turnover by age group,
gender
LA3 Benefits provided to full time Page 97 to 100
●
employees
Aspect: Labour/management relations
LA4 Percentage of employees Page 93
●
covered by collective bargaining
agreements
LA5 Minimum notice period and Page 95
●
consultation and negotiation
practices with employees and/or
their representatives regarding
operational changes
Aspect: Occupational health and safety
LA6 Percentage of workforce 5 Seek continual improvement Page 32
●
represented in formal joint of our health and safety
management-worker health and performance
safety committees that help
monitor and advise on
occupational safety programmes
LA7 Rates of injury, occupational Pages 25, 116 to 124
●
diseases, lost days and
absenteeism, and total number
of work related fatalities by
region
Additional indicators are shaded
3 Uphold fundamental human
rights and respect cultures
and values in dealings with
employees and others who
are affected by our activities
9
Contribute to the social,
economic and institutional
development of the
communities in which we
operate

GRI content index
GRI Guidelines ICMM sustainable UN Global compact Location in Status development framework the report
GRI Content ICMM                        Content Global Content
number principle compact
principle
Social performance indicators (continued)
LA8 Education, training, counselling, 5 Seek continual improvement Pages 116 to 124
●
prevention and risk control of our health and safety
programmes in place to assist performance
workforce members, their
families or community members
regarding serious disease
LA9 Health and safety topics covered Page 32
●
in formal agreements with trade
unions
MM12 Describe approach to identifying, Page 39
preparing for, and responding to
emergency situations affecting
employees, communities, or the
environment. Include a
description of the nature of
existing skills, teams who
respond to emergency situations,
training, drills, review processes
and community involvement.
MM13 Number of new cases of Pages 34 to 39
occupational disease by type.
Describe programmes to prevent
occupational disease.
Aspect: Training and education
LA10 Average hours of Page 98
°
training per year per
employee per category
LA11 Programmes for skills Pages 99
●
management and lifelong learning SLP Reports
«
that support the continued
employability of employees and
assist them in managing career
endings
LA12 Percentage of employees Page 99
●
receiving regular performance
and career development reviews
Aspect: Diversity and equal opportunity
LA13 Composition of governance 1 Implement and maintain Pages 95 to 97
●
bodies and breakdown of ethical business practices SLP Reports
«
employees per category and sound systems of
according to gender, age group, corporate governance
minority group membership,
and other indicators of diversity
205
Additional indicators are shaded
9
Contribute to the social,
economic and institutional
development of the
communities in which we
operate

AngloGold Ashanti Report to Society 2007
GRI content index
GRI Guidelines
ICMM sustainable
UN Global compact
Location in
Status
development framework
the report
GRI
Content
ICMM                      Content
Global
Content
number
principle
compact
principle
Social performance indicators (continued)
LA14
Ratio of basic salary of men to

›
women by employee category
Country Reports
«
Human rights
Aspect: Investment and procurement practices
HR1
Percentage and total number of
3
Uphold fundamental human
6
Eliminate discrimination in

›
significant investments and
rights and respect cultures
respect of employment and
agreements that include human
and values in dealings with
occupation
rights screening
employees and others who
are affected by our activities
HR2
Percentage of significant

›
suppliers that have undergone
screening on human rights and
actions taken
HR3
Total hours of employee training

›
on policies and procedures
concerning aspects of human
rights that are relevant to
operations, including the
percentage of employees trained
Aspect: Non discrimination
HR4
Total number of incidents of
3
Uphold fundamental human
6
Eliminate discrimination in

›
discrimination and actions taken
rights and respect cultures
respect of employment and
and values in dealings with
occupation
employees and others who
are affected by our activities
Aspect: Freedom of association and collective bargaining
HR5
Operations identified in which the
3
Uphold fundamental human
3
Uphold freedom of association
Pages 94 to 105, 107
●
right to exercise freedom of
rights and respect cultures
and recognition of right to
association and collective
and values in dealings with
collective bargaining
bargaining may be at significant
employees and others who
risk, and actions taken to support
are affected by our activities
these rights
Aspect: Child labour
HR6
Operations identified as having
3
Uphold fundamental human
5
Uphold abolition of child labour

●
significant risk for incidents of
rights and respect cultures
child labour
and values in dealings with
employees and others who
are affected by our activities
Additional indicators are shaded
Additional indicators are shaded

GRI content index
GRI Guidelines ICMM sustainable UN Global compact Location in Status development framework the report
GRI Content ICMM                      Content Global Content
number principle compact
principle
Human rights (continued)
Aspect: Forced and compulsory labour
HR7 Operations identified as having 3 Uphold fundamental human 4 Eliminate all forms of forced Page 94
●
significant risk for incidents of rights and respect cultures and compulsory labour forced or compulsory labour, and values in dealings with
and measures taken to employees and others who
contribute to the elimination of are affected by our activities forced or compulsory labour.
Aspect: Security practices
HR8 Percentage of security 3 Uphold fundamental human Page 94
●
personnel trained in the rights and respect cultures
organisation’s policies and and values in dealings with
procedures concerning aspects employees and others who
of human rights that are are affected by our activities
relevant to operations
Aspect: Indigenous rights
HR9 Total number of incidents or 3 Uphold fundamental human Pages 142 to 143
●
violations involving rights of rights and respect cultures
indigenous people and actions and values in dealings with
taken employees and others who
are affected by our activities
Society
Aspect: Community
SO1 Nature, scope and effectiveness 2 Integrate sustainable Pages 132 to 153
●
of any programmes and development considerations
practices that assess and within the corporate decision-
manage the impacts of making process
operations on communities
including entering, operating
and exiting
Aspect: Corruption
SO2 Percentage and total number of 1 Implement and maintain Pages 80 to 85
●
business units analysed for risks ethical business practices related to corruption and sound systems of
corporate governance
SO3 Percentage of employees Pages 85 to 86
›
trained in organisation’s anti-
corruption policies and procedures
SO4 Actions taken in response to 1 Implement and maintain Page 86
●
incidents of corruption ethical business practices
and sound systems of
corporate governance

Additional indicators are shaded

AngloGold Ashanti Report to Society 2007
GRI content index
GRI Guidelines
ICMM sustainable
UN Global compact
Location in
Status
development framework
the report
GRI
Content
ICMM                        Content
Global
Content
number
principle
compact
principle
Society (continued)
Aspect: Public policy
SO5
Public policy positions and
10
Implement effective and
Pages 82 to 83
●
participation in public policy
transparent engagement,
development and lobbying
communication and
independently verified
reporting arrangements with
our stakeholders
SO6
Total value of financial and

●
in-kind contributions to political
parties, politicians and related
institutions.
Aspect: Anti-competitive behaviour
SO7
Total number of legal actions for
10
Implement effective and

●
anti-competitive behaviour,
transparent engagement,
anti-trust and monopoly practices
communication and
and their outcomes
independently verified
reporting arrangements with
our stakeholders
Aspect: Compliance
SO8
Monetary value of significant
10
Implement effective and

●
fines and total number of non-
transparent engagement,
monetary compliance with laws
communication and
and regulations
independently verified
reporting arrangements with
our stakeholders
MM11
Describe process for identifying
3
Uphold fundamental human
1 and 2
Support and respect protection
Pages 134 to 153
●
local communities’ land and
rights and respect cultures
of internationally proclaimed
customary rights, including those
and values in dealings with
human rights; and ensure they
of indigenous peoples, and
employees and others who
are not complicit in human
grievance mechanisms used to
are affected by our activities
rights abuses
resolve any disputes
MM7
Describe significant incidents
Pages 134 to 153
●
affection communities during
the reporting period, and
grievance mechanisms
used to resolve the incidents
and their outcomes
Additional indicators are shaded

GRI content index
GRI Guidelines ICMM sustainable UN Global compact Location in Status development framework the report
GRI Content ICMM                       Content Global Content
number principle compact
principle
Society (continued)
MM8 Describe programmes in which 3 Uphold fundamental human 1 and 2 Support and respect protection Pages 134 to 153
●
the reporting organisation has rights and respect cultures of internationally proclaimed been involved that addressed and values in dealings with human rights; and ensure they artisanal and small-scale mining employees and others who are not complicity in human
(ASM) within company areas are affected by our activities rights abuses of operation
MM9 Describe resettlement policies Pages 134 to 153
●
and activities: identify sites
where resettlements took place
and the number of households
resettled in each; and include
practices regarding resettlement
and compensation, and the
degree of alignment with the
World Bank Operational Directive
on Involuntary Resettlement
MM10 Number of percentage of 2 Integrate sustainable Pages 169
●
operations with closure plans, development considerations SLP Reports
«
covering social – including labour within the corporate decision-
transition – environmental and making process
economic aspects. Describe
company policy, stakeholder
engagement processes,
frequency of plan review, and
amount and type of financial
provisions for closure
Product responsibility
Aspect: Customer health and safety
PR1 Life cycle stages in which 9 Encourage development and Page 166
›
health and safety impacts of diffusion of environmentally
products and services are friendly technology
assessed for improvement, and
percentage of significant
products and services categories
subject to such procedures

Additional indicators are shaded

AngloGold Ashanti Report to Society 2007
GRI content index
GRI Guidelines
ICMM sustainable
UN Global compact
Location in
Status
development framework
the report
GRI
Content
ICMM                       Content
Global
Content
number
principle
compact
principle
Society (continued)
Aspect: Product and service labelling
PR3
Procedures for product and

●
service information and labelling
Aspect: Marketing and communications
PR6
Programmes of adherence

›
to laws, standards and voluntary
codes related to marketing
communications, including
advertising, promotion and
sponsorship
Customer privacy
PR9
Monetary value of significant

¢
fines for non-compliance
with laws and regulations
concerning the provision and
use of products and services
●
Fully reported
›
Partially reported
¢
Not applicable
■
AngloGold Ashanti website
▲
Annual Financial Statements (AFS)
❑
Country reports
«
Social and Labour Plan Reports
°
Not reported
Reporting
Status Key
Additional indicators are shaded

A
ABET: Adult Basic Education and Training.
AIDS: Acquired Immune Deficiency Syndrome.
ART: Anti-Retroviral Therapy – treatment regimen for the treatment of people with HIV/AIDS, with anti-
retroviral drugs.
ASM: Artisanal and small-scale mining: Local unskilled or semi-skilled mining with low levels of mechanisation, production, recovery and efficiency.
AuDITIONS: AngloGold Ashanti global gold jewellery design competition.
Average number of employees: average attributable number of both employees and contractors employed during the year, where contractors are defined as workers in employment for longer than one year.
B
BCM: Business continuity management.
BEE: Black Economic Empowerment, referring specifically to the empowerment of Historically
Disadvantaged South Africans (HDSAs); initiatives aimed at eliminating the economic legacy of apartheid in South Africa.
Brasil Mineraçaó: AngloGold Ashanti Brasil Minera~ ao, operating company in Brazil.
By-products: any products that arise from the core process of producing gold, including silver, uranium and sulphuric acid.
C
CAFOD: Catholic Agency for Overseas Development NGO.
CAPCO: Chief Air Pollution Control Officer.
Capital expenditure: total capital expenditure on mining assets to both maintain and expand operations
CASM: Community and Small Scale Mining Initiative. Voluntary organisation concerned with ASM
CBAG: Central Bank Gold Agreement.
CBAG2: Second Central Bank Gold Agreement.
CC&V: Cripple Creek & Victor.
Charter: Broad-Based Socio-Economic Charter for the South African mining industry.
CIL: carbon-in-leach. Gold recovery process.
CIS: carbon in solution. Gold recovery process.
CIP: carbon-in-pulp. Gold recovery process.
CLR: Carbon Leader Reef: Ore of the main reefs mined in South Africa’s West Wits region.
COIDA: Compensation for Occupational Injuries and Diseases Act.
Comminution: process of breaking up ore to make gold available for treatment.
CSI: Corporate social investment.
CSIR: Council for Scientific and Industrial Research, South Africa.
CVSA: Cerro Vanguardia.
Cyanide Code: International Cyanide Management Code for the manufacture, transport and use of
Cyanide in the production of gold.
D
dBA: decibels: unit of sound measurement.
DME: Department of Minerals and Energy, South Africa.
DRC: Democratic Republic of Congo.
DTI: Department of Trade and Industry in South Africa.
DWAF: Department of Water Affairs and Forestry (South Africa).

Glossary of terms and acronyms

Glossary of terms and acronyms continued

AngloGold Ashanti Report to Society 2007
E
EDP: executive development programme.
EGAF: Vaal River East Gold Acid and Flotation Plant.
EIA: Environmental Impact Assessment.
EITI: Extractive Industries Transparency Initiative.
Elution: process of re-dissolving gold from activated carbon.
EMP: Environmental Management Programme.
EMPR: Environmental Management Programme Report.
EMS: Environmental Management System.
Entomology: scientific study of insects.
EPA: Environmental Protection Agency.
Equity: shareholders’ equity adjusted for other comprehensive income and deferred taxation. Where average equity is referred to, this is calculated by averaging the figures at the beginning and the end of the financial year.
ESOP: Employee share ownership plan, in South Africa.
Exco: executive committee.
F
FIAN: Food First Information and Action Network NGO.
FIFR: Fatal Injury Frequency Rate. The number of fatal injuries per million hours worked.
Free cash flow: net cash inflow from operating activities less capital expenditure to maintain operations.
Fundamental Human Rights Conventions of the ILO: International Labour Standards covered in the
Declaration on Fundamental Principles and Rights at Work (adopted by the International Labour
Conference at its 86th session, Geneva 1998).
Convention No. 29: Forced Labour, 1930.
Convention No. 87: Freedom of Association and Protection of the Right to Organise, 1948.
Convention No. 98: Right to Organise and Collective Bargaining, 1949.
Convention No. 100: Equal Remuneration, 1951.
Convention No. 105: Abolition of Forced Labour, 1957.
Convention No. 111: Discrimination (Employment and Occupation), 1958.
Convention 128: Child Labour, 1999.
Convention No. 138: Minimum Age, 1973.
FOG: Fall of Ground may be seismic or gravity induced.
G
GFMS: Gold Fields Mineral Services.
GIS: Geographic Information System.
Global Compact: United Nations Global Compact (derived from the Universal Declaration of Human Rights;
the International Labour Organization’s Declaration on Fundamental Principles and Rights at Work; the Rio
Declaration on Environment and Development; and the United Nations Convention Against Corruption.)
Grade: the quantity of gold contained within a unit weight of gold-bearing material per tonne of ore (oz/t), or grams per metric tonne (g/t).
GRI: Global Reporting Initiative. A multi-stakeholder process and independent institution whose mission is to develop and disseminate globally applicable sustainability reporting guidelines.
H
Handing wall: upper wall or roof of mining area in underground mining.
HDSAs: Historically Disadvantaged South Africans. This term refers to any persons or communities disadvantaged by unfair discrimination before the 1994 South African Constitution came into effect.
Includes those from the Southern African Customs Union and Mozambique.

Heapleach pad: heap-leach facility in which gold-bearing ore is stacked. A high pH cyanide-based solution is sprayed or dripped over the heap leach dissolving the precious metals as it drains through the stack.
Hearts of gold: Employee volunteerism programme in South Africa.
HIV: human immunodeficiency virus.
Holding Hands: Employee volunteerism programme in Brazil.
HPDs: hearing protection devices.
I
ITNs: insecticide treated/impregnated bed nets.
IAPs: interested and affected parties.
ICMI: International Cyanide Management Institute.
ICMM: International Council on Mining and Metals.
IDAP: Integrated Development Action Plan: Core to community engagement efforts and provides a
“blueprint” for social engagement.
IEC: Information, Education, Communication. Particularly used in respect of HIV/AIDS education and communication.
IFC: International Finance Corporation.
ILO: International Labour Organization, a UN agency for the promotion of social justice and human and labour rights.
IMDP: Intermediate Management Development Programme.
International Cyanide Management Code: Industry standard for cyanide management. Developed under the auspices of UNEP.
IRMS: Integrated Risk Management System.
ISO: International Standards Organization, a voluntary not-for profit network of national standards institutes from 146 countries.
ISO 14001: ISO standard relating to environmental management systems.
ISO 14001 certification: certification based on regular auditing by an accredited external body.
IUCN: International Union for the Conservation of Nature.
J
JSE: JSE Limited.
JV: joint venture.
K
King Report/ King 2: King Report on Corporate Governance, 2002.
KOSH communities: Klerksdorp, Orkney, Stilfontein, and Hartebeesfontein.
L
Life of mine (LOM): number of years that the operation is planning to mine and treat ore, taken from the current mine plan.
LSE: London Stock Exchange.
LTIFR: Lost Time Injury Frequency Rate per million hours worked. Note that AngloGold Ashanti utilises the strictest definition in reporting Lost Time Injuries in that it includes all Disabling Injuries (where an individual is unable to return to his place of regular work the next calendar day after the injury) and Restricted Work
Cases (where the individual may be at work, but unable to perform full or regular duties on the next calendar day after the injury) within this definition.
M
MAG: Monitoring Advisory Group.
Managerial employees: defined as those in supervisory and management roles in Paterson job grades
C-upper and above.
Masakhisane: R10 million development and equity fund that works in conjunction with SMEDI.

Glossary of terms and acronyms continued

AngloGold Ashanti Report to Society 2007
MDGs: United Nations Millennium Development Goals.
MDP: Management Development Programme.
MHSA: Mine Health and Safety Act (South Africa).
MHSC: Mine Health and Safety Council (South Africa).
Milling: a process of reducing broken ore to a size at which concentrating can be undertaken.
Mineral resources: A mineral resource is a concentration or occurrence of material of economic interest in or on the earth’s crust in such form, quality and quantity that there are reasonable and realistic prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a mineral resource are known, estimated from specific geological evidence and knowledge, or interpreted from a well-constrained and portrayed geological model. Mineral resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.
The mineral resources are inclusive of those resources which have been modified to produce ore reserves.
Mining Charter or the Charter: Broad-based Socio-Economic Empowerment Charter.
Mining-induced seismicity: failure of the earth’s crust or rock mass as a result of mining-induced changes in rock stress levels.
MLTIFR: malaria lost-time injury frequency rate.
MPF: Mineworkers Provident Fund.
MPRDA: Mineral and Petroleum Resources Development Act, 28 of 2002, which came into effect in South
Africa on 11 May 2004. Regulates the granting of mining authorisations and prospecting permits.
MUN: Mineworkers Union of Namibia.
N
N$: Namibian Dollar.
NDA: National Department of Agriculture, South Africa.
NECSA: Nuclear Energy Corporation of South Africa.
NEDLAC: National Economic Development and Labour Council.
NEMA: National Environmental Management Act, 1998, South Africa.
NGO: non-governmental organisation.
NICNAS: National Industrial Chemicals Notification and Assessment Scheme.
NIHL: noise-induced hearing loss. Compensable cases reported per 1,000 employees
NNR: National Nuclear Regulator, South Africa.
NOSA: National Occupational Safety Association, South Africa. Provided auditing and certification services, until its liquidation in May 2005.
NUM: National Union of Mineworkers (South Africa). Union representing the largest number of South
African underground employees.
O
ODMWA: Occupational Diseases in Mines and Works Act.
OEL: Occupational Exposure Limit.
OHSAS 18001: The Occupational Health and Safety Assessment Series, presents requirements for an occupational health and safety management system.
OLD: occupational lung disease. Compensable cases reported per 1,000 employees.
Open-pit mining: where top layers of soil are removed to uncover the reef from surface.
Ore reserves: an ore reserve is the economically mineable material derived from a measured and/or indicated mineral resource. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified. Ore reserves are sub-divided in order of increasing confidence into probable ore reserves and proved ore reserves.
Ounces (oz) (troy): used in imperial statistics. A kilogram is equal to 32.1507 ounces.

P
P&P: Plants for people. local economic development and corporate social investment initiative involving indigenous communities at Sunrise Dam, Australia.
Pact, Congo: Developmental NGO, operating in the DRC.
Paterson grading system: well-known job classification system used at a number of AngloGold Ashanti operations.
Price received: attributable gold income including realised non-hedge derivatives divided by attributable ounces/kilograms sold.
Prophylactic treatment: preventative/precautionary treatment.
PwC: independent auditors PricewaterhouseCoopers.
R
R: South African rand.
Refractory ores: where gold is ‘locked’ within sulphide material and is not readily available for recovery through cyanidation process.
Rehabilitation: the process of restoring mined land to allow an appropriate post-mining use. Rehabilitation standards are determined amongst others by the South African Department of Minerals and Energy, the
US Bureau of Land Management, the US Environmental Protection Agency, and the Australian Minerals
Industry Code for Environmental Management, and address ground and surface water, topsoil, final slope gradient, waste handling and re-vegetation issues.
Resettlement policy for AngloGold Ashanti: based on the IFC’s Resettlement Policies, Guidelines and
Standards.
Return on equity: adjusted headline earnings expressed as a percentage of the average equity, adjusted for the timing of acquisitions and disposals.
Rockburst: seismic release of energy, similar to an earthquake that results in obvious damage to mining excavations.
RWD: return water dam.
S
SAEWA: South African Equity Workers’ Association.
Safety, Health and Sustainability Development Committee: Committee of the board responsible for setting targets and oversight of performance on these issues.
SANS: South African National Standards.
Sarbanes-Oxley (SOx): Sarbanes-Oxley Act of 2002. Introduced into law in the US to set new corporate governance standards for corporate boards and accountability standards and penalties for corporate management.
SEAP: Stakeholder engagement Action Plans: Plan to engage with stakeholders, formally and timeously in respect of issues that relate to the operation and may affect them.
Seismic event: the transient motion and release of kinetic energy caused by sudden failure of the earth’s crust, usually felt as shaking or tremors in the rock mass. Seismic events range in size from barely perceptible tremors to major earthquakes.
SEMOS: La Societé d’Exploitation des Mines d’Or de Sadiola.
Shaft: vertical or decline – means of transporting men and materials.
Silicosis: occupational lung disease caused by the inhalation of free silica dust which is present in mining where quartz concentrations are high.
SIMRAC: Safety in Mines Research Committee.
SMAG: Strategic Management Advisory Group of CASM.
SMEDI: Small and Medium Enterprises Development Initiative unit established by AngloGold Ashanti to identify and help small business with potential.
Social Development Toolbox: Guide to AngloGold Ashanti’s community practices.

Glossary of terms and acronyms continued

AngloGold Ashanti Report to Society 2007
SRI: Socially Responsible Investment Index, launched in 2004 by the JSE to identify those companies that integrate the principles of sustainability into their business activities, and to facilitate investment into those companies.
STI: sexually transmitted infection.
T
Tailings: the rejected material from mining and screening operations.
TB: pulmonary tuberculosis.
Teba: An institution owned by the South African mining industry, through which the industry has historically recruited labour but which now fulfils a broader social role in addition to its recruitment function.
Total cash costs: total cash costs include site costs for all mining, processing and administration, as well as contributions from by-products and are inclusive of royalties and production taxes. Amortisation, rehabilitation, corporate administration, retrenchment, capital and exploration costs are excluded. Total cash costs per ounce are the attributable total cash costs divided by the attributable ounces of gold produced.
TSF: tailings storage facility. An engineered dam, designed and constructed as a repository for the ground rock or tailings after gold has been extracted.
TWN: Third World Network.
U
UASA: United Association of South Africa (South African trade union).
UNDP: United Nations Development Programme.
Underground mining: where the orebody is accessed by vertical or decline shaft deep into the ground.
UN General Assembly: United Nations General Assembly.
UNEP: United Nations Environment Programme.
UNPA: University of Patagonia.
V
VCR: Ventersdorp Contract Reef: One of the main reefs mined in South Africa’s Vaal River operations.
VCT: voluntary counselling and testing.
Voluntary Principles on Security and Human Rights: Developed out of a multi-stakeholder engagement process to assist the extraction sector in improving performance in relation to security risk assessment and the control of security operations and to improve relations with communities on security issues.
W
WACAM: Wassa Association of Communities Affected by Mining NGO in Ghana.
WAD: weak acid dissociable.
WGC: World Gold Council.
WHO: World Health Organization.
Z
ZDD: zero discharge dam.

Feedback form
We would be very grateful for any feedback that you may wish to provide on our Report to Society 2007. The feedback form is available online at www.anglogoldashanti.com, or it may be faxed to +27 11 637 6399 for the attention of Alan Fine.
1.
Personal details
Name:_________________________________________________________________________________________________________
Organisation: ___________________________________________________________________________________________________
Tel: _____________________________________________ Fax: _________________________________________________________
Email address:__________________________________________________________________________________________________
Postal address: _________________________________________________________________________________________________
2.
What is the nature of your interest in/association with AngloGold Ashanti?
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Other – please specify: __________________________________________________________________________________________
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5.
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AngloGold Ashanti Report to Society 2007
8.
Did you read the message from the CEO?
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Comment: _____________________________________________________________________________________________________
9.
Were AngloGold Ashanti’s values and business principles clearly articulated in the report?
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Comment: _____________________________________________________________________________________________________
10. Do you feel that you have a good/better understanding of the sustainable development issues related to the company and how they are being dealt with?
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Comment: _____________________________________________________________________________________________________
11. Did you use the Global Reporting Initiative (GRI) index?
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12. Does the fact that the report is independently assured provide you with confidence with regard to the accuracy and relevance of information?
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13. Do you have any other comments on the report? ________________________________________________________________
______________________________________________________________________________________________________________
Thank you for your feedback.

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
ISIN: ZAE000043485
Contact: Report to Society
Alan Fine
Telephone: +27 11 637 6383
Fax: +27 11 637 6400
E-mail: afine@AngloGoldAshanti.com
Other contacts
Investor relations
Charles Carter
Telephone: +27 11 637 6385
Fax: +27 11 637 6400
E-mail: cecarter@AnglogoldAshanti.com
Himesh Persotam
Telephone: +27 11 637 6647
Fax: +27 11 637 6400
E-mail: hpersotam@AngloGoldAshanti.com
General email enquiries
investors@AngloGoldAshanti.com
AngloGold Ashanti website
http://www.AngloGoldAshanti.com
Registered and Corporate office
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: + 233 21 772190
Fax: 233 21 778155
United Kingdom Secretaries
St James’s Corporate Services Limited
6 St James’s Place
London SW1A 1NP
United Kingdom
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
Email: jane.kirton@corpserve.co.uk
Contact details
Russell and Associates 1347_07
Thanks to the following people for photographs:
Tony Da Cruz, Andrew Mackenzie, Mike LeRoy and Corné Lourens.

www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: March 31, 2008
By:
/s/ L Eatwell________
Name:  L EATWELL
Title:    Company Secretary